
09012193


NETSCOUT

2009 ANNUAL REPORT TO STOCKHOLDERS

LETTER TO STOCKHOLDERS

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT

2009 ANNUAL REPORT ON FORM 10-K



2009 Letter to Stockholders

Dear Fellow Stockholders, Employees, Customers and Friends,

Our company performed well in fiscal 2009 in spite of an increasingly difficult global economy. We exceeded the financial goals that we set early in the year and further strengthened our technology and market leadership. We completed our product and sales force integration following the acquisition of Network General in November 2007. We increased our post-acquisition focus on several high growth verticals and expanded our partnership relationships.

Growth was largely driven by the successful acquisition of Network General. Non-GAAP revenue grew 54% to $279 million and non-GAAP earnings per share increased 79%. Thanks to strong management across the company, gross margin expanded two points and operating margin seven points, to 22%. As a result, we raised – and met – our initial full year revenue and EPS guidance twice during the year. In April 2009, we raised our long-term operating margin target two points to between 24% and 27%. We have achieved remarkable compound EPS growth over the last four years of 75%.

The Network General integration was a major achievement. We merged two sales forces that had previously operated independently, a significant organizational change. While the path was bumpy at times, the integration was completed in our first quarter and the combined sales force functioned seamlessly for the rest of the year.

In the second quarter, we delivered the first version of the integrated product line, combining NetScout's real-time traffic monitoring and reporting with Network General's market-leading packet recording and analysis into the nGenius® Service Assurance Platform. Customers responded enthusiastically to this enhanced value proposition that links early warning of application performance problems with superior diagnostics in an integrated workflow. We expect that this market-leading product solution will fuel growth in fiscal 2010 and beyond.

In the fourth quarter, we expanded our product line with a new, lower-priced version of our flagship Infinistream deep packet capture monitor. Packaged with our Sniffer Analysis troubleshooting software, this product is targeted at our channel partners and medium-sized businesses, and is a cost-effective path to extend our technology further in the network.

In fiscal 2009, our long-time partnership with HP deepened with delivery of the tightly-integrated product solutions we had been collaborating on for some time. HP Network Node Manager and Business Availability Center customers can now benefit from in-depth, real-time and historical traffic and packet analysis provided by our integrated nGenius solution. We also brought the results of our Riverbed partnership to market, enabling Riverbed users to monitor effectiveness of their WAN acceleration implementations. And we launched a partnership with Cisco's Unified Wireless program based on our Sniffer Global enterprise troubleshooting solution. Starting in the fall of 2009, Cisco will refer its LAN resellers to sell Sniffer Global. We will train those resellers on Sniffer Global and selectively on the rest of our product line, significantly expanding our channel.

Looking ahead, we are in a favorable technology and market position to continue to grow and focus on our major vertical markets: wireless service providers, financial services and government. We are launching multiple development efforts simultaneously, directed at the specific needs of these verticals, and will be introducing specialized solutions for service providers and financial markets in fiscal 2010. We are also strengthening our sales, marketing and business development focus on these segments.

Once the negative effects of the economic downturn on Information Technology spending have subsided, we believe demand for our products will be even more robust. We are confident that we will return to the strong growth that we achieved prior to the recession. Our customers will increasingly demand leading-edge, service assurance solutions to solve new problems created by their innovative, rapidly expanding use of technology. That is a demand that NetScout can uniquely address, and we will.

As always, we would like to thank our employees, customers, partners and investors for their continued support. We look forward to sharing our continuing success in the years to come.

Sincerely,

Anil K. Singhal
President, Chief Executive Officer and Chairman of the Board


NETSCOUT®

Notice of 2009 Annual Meeting
and
Proxy Statement


NETSCOUT

July 27, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NetScout Systems, Inc. on Wednesday, September 9, 2009 at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts.

At the Annual Meeting, you will be asked to elect two directors nominated by our Board and to ratify the selection of PricewaterhouseCoopers LLP as auditors for the fiscal year ending March 31, 2010. The accompanying proxy statement describes these matters in more detail.

If you are a stockholder of record, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone—please refer to your vote instruction form for instructions.

It is important that your shares be voted whether or not you attend the meeting. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing. Your prompt cooperation will be appreciated.

Very truly yours,

ANIL K. SINGHAL
Chairman, President, and Chief Executive Officer

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 9, 2009

To the Stockholders of NetScout Systems, Inc.:

The Annual Meeting of Stockholders of NetScout Systems, Inc. will be held on Wednesday, September 9, 2009, at 10:00 a.m. local time at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts, for the following purposes:

1. To elect two Class I directors nominated by our Board to serve for three year terms or until their respective successors are elected and qualified.
2. To ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2010.
3. To consider other business properly brought before the meeting or any adjournment.

Stockholders of record at the close of business on July 13, 2009 will be entitled to vote at the meeting and any adjournments.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting you are urged to complete, sign, date, and return the enclosed proxy card as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. No postage is necessary if the proxy card is mailed in the U.S. If your shares are held in a bank or brokerage account you may be eligible to vote electronically or by phone—please refer to your enclosed vote instruction form for details. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing.

Notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on September 9, 2009. This proxy statement, the proxy card, and NetScout's Annual Report for the fiscal year ended March 31, 2009 are all available free of charge as described in the attached materials.

By Order of the Board of Directors,

ANIL K. SINGHAL
Chairman, President, and Chief Executive Officer

Westford, Massachusetts
July 27, 2009

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

PROXY STATEMENT

July 27, 2009

Questions and Answers about the Annual Meeting and Voting

Why did I receive these proxy materials?

The Board of Directors of NetScout Systems, Inc., a Delaware corporation, is providing these proxy materials to you in connection with the Board's solicitation of proxies to be voted at our 2009 Annual Meeting of Stockholders. The proxy materials include the proxy statement, form of proxy, and Annual Report to Stockholders, which contains financial statements for the fiscal year ended March 31, 2009.

You are invited to attend the Annual Meeting on Wednesday, September 9, 2009 at 10:00 a.m. local time at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts.

This Proxy Statement and the form of proxy were first made available to stockholders on or about July 27, 2009.

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to

- elect two Class I directors nominated by our Board of Directors to serve for three year terms or until their respective successors are elected and qualified;
- ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2010; and
- conduct other business that properly comes before the Annual Meeting or any adjournment.

How does the Board recommend that I vote?

The Board recommends that you vote "FOR" each nominee to our Board and "FOR" the ratification of PricewaterhouseCoopers LLP as auditors for the fiscal year ending March 31, 2010.

Who can vote?

Stockholders of record as of July 13, 2009, or the Record Date, may vote. As of July 13, 2009, 40,334,400 shares of our common stock were issued and outstanding. Holders of common stock are entitled to one vote per share on proposals presented at the Annual Meeting.

What is a stockholder of record?

A "stockholder of record" owns NetScout stock which is recorded on the books of our transfer agent, BNY Mellon Shareowner Services. If you hold our stock through a bank, broker, or other intermediary, you are not a stockholder of record but instead hold the stock in a "street name." If your stock is held in a street name, the stockholder of record of your shares would be the bank, broker, or intermediary. If you are not a stockholder of record, we do not know that you are a stockholder or how many shares you own.

How do I vote my shares?

Whether or not you plan to attend the Annual Meeting, you should vote your shares by completing, signing, and dating the accompanying proxy card and returning it in the enclosed postage prepaid envelope. If your shares are held in a bank or brokerage account you may be eligible to vote electronically or by telephone. Please refer to the vote instruction form for instructions. If you attend the Annual Meeting, you may vote in person, even if you have already voted. If you plan to attend the Annual Meeting and vote, and your shares are held by a bank or broker, you should check with your bank or broker to get the appropriate forms.

Our Board of Directors named Anil K. Singhal and David P. Sommers as attorneys-in-fact in the proxies. If your proxy has been properly executed and returned in time to be counted at the Annual Meeting, the shares represented by your proxy will be voted in accordance with your voting instructions. If you have returned a signed proxy but have not indicated your vote, your proxy will be voted FOR the nominees to our Board of Directors and FOR the ratification of the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as our auditors for the fiscal year ending March 31, 2010. Our Board of Directors knows of no other matters to be presented at the Annual Meeting. For other matters that may properly come before the Annual Meeting, the attorneys-in-fact will use their judgment in voting your shares.

May I change or revoke my proxy?

You may revoke your proxy before it is voted at the Annual Meeting by (1) filing a written notice of revocation (dated after the original proxy) with the Secretary of NetScout before the vote at the Annual Meeting, (2) completing a later dated proxy, including by internet or phone, and delivering it to the Secretary of NetScout before the vote at the Annual Meeting, or (3) attending the Annual Meeting and voting in person. You should send any written notice of revocation, to be delivered before the Annual Meeting, to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary.

How is a quorum determined?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting are present at the meeting in person or represented by proxy. On the Record Date, there were 40,334,400 shares outstanding and entitled to vote.

To determine a quorum, we include votes withheld from any nominee, abstentions, and broker "non-votes." A broker "non-vote" occurs when a nominee, such as a bank or broker, holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank, or other nominee) or if you vote in person at the meeting. If there is no quorum, the meeting may adjourn to another date.

What votes are required for election and approval?

The election of directors is determined by a plurality of the votes cast by stockholders entitled to vote at the Annual Meeting.

On all other proposals an affirmative vote of a majority of the shares present or represented and voting on each such proposal is required for approval. An automated system administered by the transfer agent tabulates the votes for each proposal. Abstentions are included in the number of shares present or represented and voting on each matter. Therefore, abstentions on votes on specific proposals will have the effect of "no" votes. Broker "non-votes" are not included in the vote tabulations for specific proposals.

When Are Stockholder Proposals And Director Nominations Due For Next Year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and must be received by us no later than March 29, 2010. In order to curtail controversy as to the date on which a proposal was received by us, we suggest that you submit your proposals by registered mail, return receipt requested. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, or the Exchange Act.

If you wish to submit a proposal that is not to be included in next year's proxy materials or wish to nominate a director, you must submit such proposal or nomination in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and such proposal or nomination must be received by us no earlier than the close of business of May 12, 2010 and no later than the close of business of June 11, 2010 and must satisfy the requirements described below under "Stockholder Recommendations for Nominees as Director and Proposal of Other Business." If the date of next year's annual meeting of stockholders is advanced by more than 30 days or delayed by more than 60 days after the anniversary of our annual meeting with respect to the year ended March 31, 2009, or if no proxy statement was delivered to the stockholders in connection with the preceding annual meeting, any stockholder recommendation or proposal must be received by us no earlier than the close of business on the 90th day prior to such advanced or delayed annual meeting date and no later than the close of business on the later of (i) the 60th day prior to such advanced or delayed annual meeting date or (ii) the 10th day following the day on which the first public announcement of the meeting date is first made by the Corporation.

You are also advised to review our by-laws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be "householding" our proxy statements and annual reports. This means that only one (1) copy of our proxy statement and annual report to stockholders may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of those documents to you if you call or write us at our principal executive offices, 310 Littleton Road, Westford Massachusetts, Attn: Investor Relations, telephone: 978 614 4000. If you want to receive separate copies of the proxy statement or annual report to stockholders in the future or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

Notice Regarding the Availability of Proxy Materials

Stockholders of record will receive printed proxy materials by mail. In accordance with Securities and Exchange Commission, or SEC, regulations, to each stockholder in street name, we may now furnish proxy materials electronically. Accordingly, all of our stockholders in street name will receive a Notice of Internet Availability, which will be mailed on or about July 27, 2009.

On the date of mailing of the Notice of Internet Availability, such stockholders will be able to access all of the proxy materials on the internet, free, at www.netscout.com/investors. The Notice of Internet Availability will instruct you how to access the proxy materials (including our Annual Report to Stockholders) over the internet. The website will have instructions on how to vote by internet or telephone. The Notice of Internet Availability will also instruct you how to request a paper copy of the proxy card. If you received a Notice of Internet Availability and would like to receive printed copies of the proxy materials, you should follow the instructions for requesting such materials set out in the Notice of Internet Availability.

PROPOSAL 1

ELECTION OF DIRECTORS

The following table sets forth the current directors and the nominees to be elected at the Annual Meeting, as described more fully below:

Nominee or Director's Name and Year First Became Director	Positions with NetScout	Year Term Will Expire	Class
Nominees:			
Victor A. DeMarines (2004)	Director	2012	I
Vincent J. Mullarkey (2000)	Director	2012	I
Continuing Directors:			
Anil K. Singhal (1984)	Chairman, President, and Chief Executive Officer	2010	II
John R. Egan (2000)	Director	2010	II
Stuart M. McGuigan (2005)	Director	2010	II
Joseph G. Hadzima, Jr. (1998)	Director	2011	III
Stephen G. Pearse (2007)	Director	2011	III

The nominees for Class I directors are Messrs. DeMarines and Mullarkey

Messrs. DeMarines and Mullarkey are Class I directors whose terms expire at this Annual Meeting and who are nominees for re-election for a term that would expire upon the election and qualification of directors at the Annual Meeting to be held in 2012.

Continuing Directors

The Board of Directors is also composed of three Class II directors, Messrs. Singhal, Egan, and McGuigan, whose terms expire in 2010, and two Class III directors, Messrs. Hadzima and Pearse, whose terms expire in 2011.

As of the Record Date, the size of the Board is fixed at seven members. NetScout's by-laws and certificate of incorporation divide the Board of Directors into three classes. The members of each class of directors serve for staggered three-year terms.

Proposal and Recommendation

Our Board of Directors has nominated and recommended that Messrs. DeMarines and Mullarkey be re-elected as Class I directors, to hold office until the Annual Meeting to be held in the year 2012 or until their successors have been duly elected and qualified or until their earlier resignation or removal.

The Board of Directors knows of no reason why the nominees would be unable or unwilling to serve, but if any of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board of Directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTOR.

PROPOSAL 2

RATIFICATION OF SELECTION OF AUDITORS

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to serve as our auditors for the fiscal year ending March 31, 2010. PricewaterhouseCoopers LLP has served as our auditors since 1993. We expect that a member of PricewaterhouseCoopers LLP will attend the Annual Meeting, will have an opportunity to make a statement if so desired, and will be available to respond to appropriate questions from our stockholders. We are incorporated in Delaware, and Delaware law does not require the ratification of the Audit Committee's selection, but the Audit Committee will consider the results of this vote when selecting auditors in the future.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THIS SELECTION OF AUDITORS.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Positions
Anil K. Singhal	55	Chairman, President, Chief Executive Officer, and Director
Michael Szabados	57	Chief Operating Officer
David P. Sommers	62	Senior Vice President, General Operations and Chief Financial Officer, Treasurer, and Secretary
John W. Downing	51	Senior Vice President, Worldwide Sales Operations
Jeffrey R. Wakely	45	Vice President, Finance and Chief Accounting Officer
Victor A. DeMarines	72	Director
John R. Egan	51	Director
Joseph G. Hadzima, Jr.	57	Director
Stuart M. McGuigan	50	Director
Vincent J. Mullarkey	61	Director
Stephen G. Pearse	51	Director

Anil Singhal co-founded the Company in June 1984 and has served as our Chairman, President, Chief Executive Officer, and Director since January 2007. From January 2001 until January 2007, Mr. Singhal served as President, Chief Executive Officer, Treasurer, and Director. Mr. Singhal has served as a director since our inception.

Michael Szabados has served as our Chief Operating Officer since April 2007. Before that, he served as Senior Vice President, Product Operations for over five years.

David P. Sommers has served as our Senior Vice President, General Operations, Chief Financial Officer, Treasurer, and Secretary since April 2007. Before that, he served as Senior Vice President, General Operations and Chief Financial Officer for over five years.

John W. Downing has served as our Senior Vice President, Worldwide Sales Operations since April 2007. Before that, he served as Vice President, Worldwide Sales Operations for over five years.

Jeffrey R. Wakely has served as Vice President, Finance and Chief Accounting Officer since October 2005 and as our Assistant Treasurer since May 1, 2009. From February 2002 to October 2005, he was Chief Financial Officer at SiteScape, Inc., a privately held provider of collaboration software solutions.

Victor A. DeMarines has been a NetScout director since June 2004. From 1962 until his retirement in 2000, Mr. DeMarines was the President and Chief Executive Officer of MITRE Corporation, and he continues to serve as a member of the Board of Trustees and of the Executive Committee and as Chairman of the Technology Committee of MITRE Corporation. Since 2002, he has been a member of the Board of Directors and is currently a member of the Stock Option Committee and Audit Committee and the Chairman of the Governance Committee of Verint Systems Inc., a publicly-held provider of systems for security applications and enterprise business intelligence.

John R. Egan has been a NetScout director since October 2000. Mr. Egan is a founding managing partner of Egan-Managed Capital, a Boston-based venture capital fund specializing in New England-based, information technology, and early-stage investments. Since 1992, he has been a member of the Board of Directors at EMC Corporation, a publicly-held provider of computer storage systems and software. Mr. Egan has also been a director of VMware, Inc., a publicly-held provider of virtualization solutions, and a member of its Mergers and Acquisitions Committee since April 2007.

Joseph G. Hadzima, Jr. has been a NetScout director since July 1998. Mr. Hadzima has been a Managing Director of Main Street Partners, LLC, a venture capital investing and technology commercialization company, since April 1998. Mr. Hadzima is also a Senior Lecturer at MIT Sloan School of Management.

Stuart M. McGuigan has been a NetScout director since August 2005. Since December 2008, Mr. McGuigan has been Senior Vice President and Chief Information Officer of CVS Caremark Corporation. Prior to this, Mr. McGuigan served as Senior Vice President and Deputy Chief Information Officer for Liberty Mutual Insurance Group from 2004 to 2008.

Vincent J. Mullarkey has been a NetScout director since November 2000. From May 2005 to June 2007, he was a member of the Board of Directors and the Chairman of the Audit Committee of webMethods, a publicly-held business process integration software company that was acquired by Software AG in June 2007. Mr. Mullarkey was the Senior Vice President, Finance and Chief Financial Officer of Digital Equipment Corporation from 1994 until his retirement in September 1998.

Stephen G. Pearse has been a NetScout director since May 2007. He is a principal with investment firms Yucatan Rock, Inc. since 2001 and Common Angels since 2004 and sits on the boards of Emerson Hospital, Mobiwatch, and C4RJ.

There are no family relationships among any of our executive officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of the Record Date by each beneficial owner of more than 5% of our common stock, each executive officer named in the Summary Compensation Table, each director, and all executive officers and directors as a group.

Unless otherwise noted, the address of each person listed on the table is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, and each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law or as otherwise noted below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC. Shares of common stock issuable by the Company to a person or entity named below pursuant to options which may be exercised within 60 days of the Record Date or restricted stock units which may vest within 60 days of the Record Date are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Anil K. Singhal(1)	2,879,276	7.1%
David P. Sommers(2)	304,402	*
Michael Szabados(3)	193,293	*
John W. Downing(4)	175,587	*
Victor A. DeMarines(5)	38,643	*
John R. Egan(6)	67,561	*
Joseph G. Hadzima, Jr.(7)	164,843	*
Vincent J. Mullarkey(8)	87,561	*
Stuart M. McGuigan(9)	18,911	*
Stephen G. Pearse(10)	9,264	*
Jeffrey R. Wakely	4,932	*
Narendra Popat(11) c/o Atlantic Trust Company 100 Federal Street Boston, MA 02110	2,144,335	5.3%
Jyoti Popat(12) c/o Atlantic Trust Company 100 Federal Street Boston, MA 02110	2,367,728	5.9%
Brown Capital Management, Inc.(13) 1201 N. Calvert Street Baltimore, Maryland 21202	2,009,142	5.0%
TPG Entities(14) 301 Commerce Street, Suite 3300 Fort Worth, TX 76102	2,965,823	7.4%
All executive officers and directors as a group (11 persons)(15)	5,563,445	13.5%

(1) Includes 340,000 shares held by a family limited partnership, of which Mr. Singhal and his spouse are the general partners and trusts for the benefit of their children are the limited partners. Includes 54,200 shares held by a charitable foundation of which Mr. Singhal and his spouse are trustees. Does not include

1,224,972 shares held by a trust of which Mr. Singhal's spouse is deemed to be the beneficial owner, an aggregate of 541,703 shares held in trusts for the benefit of Mr. Singhal's children for which neither Mr. Singhal nor his spouse is a trustee, and 32,000 shares held in a trust for the benefit of Mr. Singhal's nieces and nephews for which neither Mr. Singhal nor his spouse is a trustee.

(2) Includes 275,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date.

(3) Includes 140,438 shares issuable upon the exercise of options exercisable within 60 days of the Record Date.

(4) Includes 133,750 shares issuable upon the exercise of options exercisable within 60 days of the Record Date.

(5) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 4,643 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(6) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 4,643 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(7) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 4,643 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date. The shares deemed to be beneficially owned by Mr. Hadzima do not include an aggregate of 41,328 shares held in trust for the benefit of Mr. Hadzima's children.

(8) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 4,643 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(9) Includes 1,350 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 4,643 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(10) Includes 4,643 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(11) The information listed herein is based on a Schedule 13D/A filed with the SEC on September 11, 2008 and other information provided to NetScout. Includes an aggregate of 586,299 shares of common stock held by two trusts for the benefit of Mr. Popat's children, of which Mr. Popat is one of two trustees of each such trust; 340,000 shares of common stock held by a family limited partnership, of which Mr. Popat and his spouse are the general partners and trusts for the benefit of their children are limited partners; and 107,480 shares of common stock held by The HOPE Foundation USA—1999, a charitable trust, of which Mr. Popat and his spouse are co-trustees; does not include 136,056 shares of common stock held by two trusts for the benefit of Mr. Popat's children, of which his spouse is one of two trustees of each such trust or an aggregate of 130,000 shares of common stock held by The Popat Family Trust—2001 for which neither Mr. Popat nor his spouse is a trustee. Does not include an aggregate of 652,787 shares of common stock held by a trust for the benefit of Mr. Popat, for which his spouse is a trustee.

(12) The information listed herein is based on a Schedule 13D/A filed with the SEC on September 11, 2008 and other information provided to NetScout. Includes an aggregate of 652,787 shares of common stock held by a trust for the benefit of Ms. Popat's spouse, Narendra Popat, a co-founder and former officer and director of NetScout, for which Ms. Popat is a trustee; 340,000 shares of common stock held by a family limited partnership, of which Ms. Popat and her spouse are the general partners and trusts for the benefit of their children are limited partners; 107,480 shares of common stock held by The HOPE Foundation USA—1999, a charitable trust, of which Ms. Popat and her spouse are co-trustees; and 136,056 shares of common stock held by two trusts for the benefit of Ms. Popat's children, of which Ms. Popat is one of two trustees of each such trust. Does not include an aggregate of 586,299 shares of common stock held by two trusts for the benefit of Ms. Popat's children, of which her spouse is one of two trustees of each such trust or an aggregate of 130,000 shares of common stock held by The Popat Family Trust—2001 for which neither Ms. Popat nor her spouse is a trustee.

(13) Based solely on a Schedule 13G filed with the SEC on February 4, 2009. Includes 926,860 shares for which such reporting person has the sole power to vote.

(14) Based solely on a Schedule 13D filed with the SEC on November 13, 2007. Includes 758,975 shares held by TPG Advisors III, Inc.; 1,218,240 shares held by TPG Advisors IV, Inc.; and 988,608 shares held by T3 Advisors II, Inc. TPG Advisors III, Inc., TPG Advisors IV, Inc. and T3 Advisors II, Inc. are part of an affiliated group of investment partnerships referred to, collectively, as the TPG Entities. TPG Advisors III,

Inc. is the general partner of TPG GenPar III, L.P., which is the general partner of TPG Partners III, L.P. which is the managing member of TPG Starburst III, LLC. TPG Advisors IV, Inc. is the general partner of TPG GenPar IV, L.P., which is the general partner of TPG Partners IV, L.P., which is the managing member of TPG Starburst IV, LLC. T3 Advisors II, Inc. is the general partner of T3 GenPar II, L.P., which is the general partner of T3 Partners II, L.P., which is the managing member of T3 Starburst II, LLC. TPG Starburst III, LLC directly owns 758,975 shares. TPG Advisors III, Inc. is the indirect general partner of the entity that is the managing member of TPG Starburst III. Therefore, TPG Advisors III, Inc. may be considered to be the beneficial owner of the shares directly owned by TPG Starburst III, LLC. TPG Starburst IV, LLC directly owns 1,218,240 shares. TPG Advisors IV, Inc. is the indirect general partner of the entity that is the managing member of TPG Starburst IV, LLC. Therefore, TPG Advisors IV, Inc. may be considered to be the beneficial owner of shares directly owned by TPG Starburst IV, LLC.

T3 Starburst II, LLC directly owns 988,608 shares. T3 Advisors II, Inc. is the indirect general partner of the entity that is the managing member of T3 Starburst II, LLC. Therefore, T3 Advisors II, Inc. may be considered to be the beneficial owner of the shares directly owned by T3 Starburst II, LLC. David Bonderman and James G. Coulter are directors, officers and shareholders of TPG Advisors III, Inc., TPG Advisors IV, Inc. and T3 Advisors II, Inc. Therefore, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of the 2,965,823 shares directly owned in the aggregate by TPG Advisors III, Inc., TPG Advisors IV, Inc. and T3 Advisors II, Inc. No individual holder has reported sole voting or dispositive power with respect to shares listed above.

(15) Includes an aggregate of 720,538 shares issuable upon exercise of options exercisable within 60 days of the Record Date and an aggregate of 27,858 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

CORPORATE GOVERNANCE

Director Independence

Our Board of Directors has determined that each of Messrs. DeMarines, Egan, Hadzima, McGuigan, Mullarkey, and Pearse is independent within the meaning of our director independence standards and the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ, and the SEC. Furthermore, our Board of Directors has determined that each member of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of our Board of Directors is independent within the meaning of the Company's, NASDAQ's, and the SEC's independence standards, as applicable.

Executive Sessions of Independent Directors

Our Board of Directors holds executive sessions of the independent members of our Board following each regularly scheduled in-person meeting of our Board of Directors. Executive sessions do not include any directors who are not independent within the meaning of the Company's, NASDAQ's or SEC's director independence standards, and the Lead Independent Director, currently Mr. Egan, is responsible for chairing the executive sessions.

Policies Governing Director Nominations

Director Qualifications

Our Nominating and Corporate Governance Committee is responsible for reviewing with our Board of Directors from time to time the appropriate qualities, skills, and characteristics desired of Board members in the context of the needs of the business and current make-up of our Board of Directors. This assessment includes consideration of the following minimum qualifications that our Nominating and Corporate Governance Committee believes must be met by all directors:

- Directors must be individuals of the highest ethical character and integrity and share our values as reflected in our Code of Business Conduct;
- Directors must have reputations, both personal and professional, consistent with our image and reputation;
- Directors must be free of conflicts of interest that would interfere with the proper performance of the responsibilities of a director;
- Directors must have the ability to exercise sound business judgment;
- Directors must be willing and able to devote sufficient time to the affairs of the Company and be diligent in fulfilling the responsibilities of a director and/or committee member, as the case may be;
- Directors must have substantial business or professional experience and expertise and be able to offer meaningful and practical advice and guidance to our management based on that experience and expertise; and
- Directors must have a commitment to enhancing stockholder value.

The Nominating and Corporate Governance Committee also considers numerous other qualities, skills, and characteristics when evaluating director nominees, such as:

- An understanding of and experience in the network performance management solutions market, the market for networking solutions generally and related accounting, legal, finance, product, sales and/or marketing matters;

- Experience on other public or private company boards, unless a director otherwise provides complementary capabilities or qualifies as an "audit committee financial expert" under the rules of the SEC; and
- Leadership experience with public companies or other major organizations.

Board members are expected to prepare for, attend, and participate in Board meetings and meetings of committees on which they serve. In addition, directors must stay abreast of our business and markets.

Process for Identifying and Evaluating Director Nominees

The Board of Directors is responsible for nominating persons for election as directors of the Company. Our Board of Directors delegates the selection and nomination process to our Nominating and Corporate Governance Committee, with the expectation that other members of our Board of Directors, and of management, will be requested to take part in the process as appropriate.

Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through the recommendations submitted by stockholders, or through such other methods as our Nominating and Corporate Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, our Nominating and Corporate Governance Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the Nominating and Corporate Governance Committee deems to be helpful in the evaluation process. The Nominating and Corporate Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate in light of the criteria set forth above or established by the Nominating and Corporate Governance Committee from time to time, both on an individual basis and taking into account the overall composition and needs of our Board of Directors. Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for our Board's approval as director nominees for election to the Board of Directors. The Nominating and Corporate Governance Committee also recommends candidates for the Board's appointment to the committees of our Board of Directors.

Stockholder Recommendations For Nominees As Directors and the Proposal of Other Business

Our Nominating and Corporate Governance Committee will consider recommendations for candidates for nominees as directors and proposals for business other than director nominations that are properly submitted by stockholders. Any recommendation of a nominee for the Board or any proposal for business other than director nominations by our stockholders with respect to our Annual Meeting of Stockholders for the fiscal year ended March 31, 2010, or the 2010 Annual Meeting, must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary, and must be received by us and comply with the requirements set forth in the Company's amended by-laws.

Any communication with respect to nominees as directors should (i) describe why the candidate meets the Board's criteria described above; (ii) include the candidate's and recommender's names and addresses and provide biographical information about the recommended candidate that would be required to be disclosed in solicitations of proxies for election of directors; (iii) include the proposed nominee's written consent to serve as a nominee, if nominated, and as a director, if elected; and (iv) contain any additional information otherwise required by Regulation 14A under the Exchange Act.

Any such communication with respect to the proposal of business other than director nominations should include, among other matters required by our by-laws, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder or any stockholder associated person (as defined in our by-laws), if any, on whose behalf the proposal is made.

The requirements for stockholder director nominations and proposals other than director nominations appear in our by-laws. Only such individuals who are nominated in accordance with the procedures described above and in our by-laws will be eligible for election by stockholders as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth above and in our by-laws.

We have not received any stockholder recommendations or nominations with respect to our Annual Meeting, except the nominations made by the Nominating and Corporate Governance Committee.

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and must be received by us no later than March 29, 2010. In order to curtail controversy as to the date on which a proposal was received by us, we suggest that you submit your proposals by registered mail, return receipt requested. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Exchange Act.

If you wish to submit a proposal that is not to be included in next year's proxy materials or wish to nominate a director, you must submit such proposal or nomination in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and such proposal or nomination must be received no earlier than the close of business of May 12, 2010 and no later than the close of business of June 11, 2010 and must satisfy the requirements described above and in our by-laws.

Policy Governing Security Holder Communications with the Board of Directors

The Board of Directors provides to every stockholder the ability to communicate with the Board of Directors as a whole and with individual directors through an established process for security holder communication (as that term is defined by the rules of the SEC) as follows:

For communications directed to the Board of Directors as a whole or to a specific member of the Board of Directors, stockholders may send such communications to the attention of the Chairman of the Board with respect to general communications or to the attention of the specific director, in each case, by one of the three methods listed below:

By U.S. mail (including courier or other expedited delivery service): NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886 Attn: [Chairman of the Board]/[Individual Director], c/o Director, Investor Relations

By facsimile: (978) 614-4004, Attn: [Chairman of the Board]/[Individual Director], c/o Director, Investor Relations

By email: ir@netscout.com

We will forward any such stockholder communications to the Chairman of our Board, as a representative of our Board of Directors, and/or to the director to whom the communication is addressed, on a periodic basis. We will forward such communications by certified U.S. mail to an address specified by each director and the Chairman of the Board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is that one of the regularly scheduled in-person meetings of our Board of Directors will be scheduled on the same day as our annual meeting of stockholders, and all directors are encouraged to attend our annual meeting of stockholders. Six of the seven members of our Board of Directors attended the Annual Meeting of Stockholders held on September 10, 2008.

Code of Ethics

We have adopted a code of ethics as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, which applies to all of the employees, officers, and directors of the Company and our subsidiaries, including our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. A current copy of the Code of Business Conduct is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. NetScout intends to disclose amendments to or waivers from provisions of the Code of Business Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, by posting such information on our website, available at http://www.netscout.com/investors/.

For more corporate governance information, you are invited to visit the Corporate Governance section of our website, available at http://www.netscout.com/investors/. Contents of our website are not part of or incorporated by reference into this proxy statement.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors met five times and took action by written consent one time during the fiscal year ended March 31, 2009. Each of the directors attended at least 75% of the total number of meetings of our Board of Directors and the committees on which they served during fiscal year 2009. The Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance, Finance, and Equity Compensation Committees.

Audit Committee

The Audit Committee, of which Messrs. DeMarines, Egan, Hadzima, and Mullarkey are the only members, is responsible for (1) reviewing and overseeing the financial reports provided by us to the SEC, our stockholders, or to the general public, and our accounting policies, internal accounting controls, internal control over financial reporting, auditing functions, and financial reporting practices; (2) ensuring the independence of the independent auditor and thereby furthering the integrity of our financial reporting; and (3) establishing procedures designed to facilitate the receipt, retention, and handling of complaints regarding disclosure controls and procedures, internal control over financial reporting and accounting, internal accounting control or auditing matters; and the receipt of confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. Additionally, the Audit Committee reviews and monitors the company's compliance with its related party transaction approval policy. A copy of the Audit Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. The Audit Committee met eight times during the fiscal year ended March 31, 2009. Mr. Mullarkey serves as the Chairman of the Audit Committee and qualifies as an "audit committee financial expert" under the rules of the SEC. Our Board of Directors has determined that each member of our Audit Committee is independent within the meaning of the Corporation's and NASDAQ's director independence standards and the SEC's heightened director independence standards for audit committee members.

Compensation Committee

The Compensation Committee, of which Messrs. Hadzima, McGuigan, and Pearse are the only members, is responsible for discharging the responsibilities of the Board of Directors relating to the compensation of our executives, administering our incentive compensation and stock plans, reviewing and making recommendations with respect to our benefit plans and human resource activities, and reviewing with our management and recommending for inclusion in our proxy statements and incorporation by reference in our Annual Reports on Form 10-K the Compensation Disclosure and Analysis. A copy of the Compensation Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. Our Compensation Committee met five times during the fiscal year ended March 31, 2009. Mr. Hadzima serves as the Chairman of the Compensation Committee. The Board of Directors has determined that each member of our Compensation Committee is independent within the meaning of the Corporation's and NASDAQ's director independence standards and is a "non-employee director" as defined by applicable SEC rules and regulations.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, of which Messrs. DeMarines, Egan, McGuigan, and Pearse are the only members, is responsible for identifying individuals qualified to become members of our Board of Directors, recommending to our Board of Directors the director nominees for election, and monitoring compliance with and periodically reviewing our Code of Business Conduct and Corporate Governance Guidelines. The Nominating and Corporate Governance Committee may also, in its discretion, consider nominees recommended by our stockholders. A copy of the Nominating and Corporate Governance Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/.

Our Nominating and Corporate Governance Committee met two times during the fiscal year ended March 31, 2009. Mr. Egan serves as the Chairman of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the Company's and NASDAQ's director independence standards.

Finance Committee

The Finance Committee, of which Messrs. Mullarkey, DeMarines, Hadzima and Egan are currently the only members, considers strategic growth initiatives and other opportunities that may become available to the Company from time to time. During the fiscal year ended March 31, 2009, the Finance Committee did not meet.

Equity Compensation Committee

The Equity Compensation Committee, of which Mr. Singhal was the only member, during the fiscal year ended March 31, 2009 was responsible for granting equity-based awards under our equity incentive plans to employees and consultants who are not Named Executive Officers (as defined below) or directors of the Company and to generally exercise rights similar to those held by our Compensation Committee with respect to those grants. The Equity Compensation Committee operated under guidelines established by the Board of Directors and reported all options granted at each regularly scheduled meeting of our Board of Directors. The Equity Compensation Committee took action by written consent 12 times during the fiscal year ended March 31, 2009. On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Report of Audit Committee of the Board of Directors

This report is submitted by the Audit Committee of the Board of Directors, which reviews with the Corporation's management and independent registered public accounting firm the annual consolidated financial statements and such firm's opinion thereon, reviews the results of the integrated audit of the Corporation's annual consolidated financial statements and internal control over financial reporting, evaluates the effectiveness of the independent auditors, recommends the retention of or potential change in the independent auditors to the Board of Directors, approves all fees to be paid by the Corporation to its independent auditors and reviews the Corporation's accounting policies, disclosure controls and procedures and internal control over financial reporting. The Audit Committee is currently comprised of Messrs. DeMarines, Egan, Hadzima, and Mullarkey, and each is independent within the meaning of the Corporation's, SEC, and NASDAQ's director independence standards. Mr. Mullarkey serves as the Chairman of the Audit Committee and is an audit committee financial expert as defined by the SEC. The Audit Committee operates under a written charter adopted by the Board of Directors. This charter is reviewed and reassessed annually.

The Audit Committee oversees the Corporation's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the Corporation's financial statements and the financial reporting process, including disclosure controls and procedures and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements of the Corporation for the year ended March 31, 2009 with management, including a discussion of the quality, not just the acceptability, of the implementation of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and reviewed the Corporation's disclosure controls and procedures and internal control over financial reporting, including management's assessment of the effectiveness of its internal control over financial reporting.

The Audit Committee reviewed the results of the integrated audit with PricewaterhouseCoopers LLP, the Corporation's independent registered accounting firm who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the design and effective operation of, the Corporation's internal control over financial reporting as of March 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board, or the "PCAOB". The Audit Committee also reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Corporation's selection and implementation of accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee also discussed with the independent auditors the auditors' independence from management and the Corporation, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of any non-audit services with the auditors' independence. The Audit Committee met eight times in fiscal 2009.

During fiscal 2009 senior members of the Corporation's financial and legal management participated in each of the regularly scheduled meetings. At these regularly scheduled meetings the Corporation's independent auditors and external legal counsel were also present. The Audit Committee discussed with the Corporation's management and independent auditors the overall plan for the integrated audit, the results of their examinations, their assessment of the Corporation's internal control over financial reporting, and the overall quality of the Corporation's financial reporting. The Audit Committee also held separate executive discussions with the Corporation's independent auditors without the presence of management.

The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol.1. AU Section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and has discussed with PricewaterhouseCoopers LLP that firm's independence. Based on its review of the Corporation's consolidated financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did formally recommend, to the Board of Directors that the audited consolidated financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

Respectfully submitted by the Audit Committee

Vincent J. Mullarkey, Chairman
Victor A. DeMarines
John R. Egan
Joseph G. Hadzima, Jr.

COMPENSATION AND OTHER INFORMATION
CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation Summary

The following summary compensation table sets forth the total compensation paid or accrued for the fiscal year ended March 31, 2009 to our Chief Executive Officer, Chief Financial Officer, and each of our three other most highly compensated executive officers during the fiscal year ended March 31, 2009. The executives listed below may be referred to as our "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Restricted Stock Unit Awards(2) ($)	Change in Pension Value(3) ($)	All Other Compensation(4) ($)	Total ($)
Anil K. Singhal	2009	318,747	750,000	*	283,000	40,850	1,392,597
Chairman, CEO and President	2008	300,000	500,000	*	283,000	49,625	1,132,625
	2007	261,154	162,500	*	71,000	55,913	550,567
Michael Szabados	2009	268,747	313,000	224,099	—	—	805,846
COO	2008	250,000	200,000	57,781	—	10,860	518,641
	2007	210,000	80,000	24,039	—	10,064	324,103
David P. Sommers	2009	241,249	250,000	166,804	—	—	658,053
Senior VP and CFO	2008	215,000	180,000	49,310	—	—	444,310
	2007	210,000	80,000	24,039	—	—	314,039
Jeffrey R. Wakely	2009	186,752	93,000	61,195	—	—	340,947
VP, Finance and CAO	2008	177,000	80,000	19,112	—	—	276,112
	2007	167,308	30,000	9,704	—	—	207,012
John W. Downing(1)	2009	187,500	250,779	185,166	—	—	623,445
Senior VP, Worldwide Sales	2008	150,000	240,588	66,330	—	—	456,918
Operations	2007	157,500	170,540	24,039	—	—	352,079

(1) The information presented for Mr. Downing under the "Bonus" column consists of sales commissions and bonus for the year ended March 31, 2009. For the years ended March 31, 2008 and 2007, the information presented for Mr. Downing under the "Bonus" column consists of sales commissions only.

(2) Represents share based compensation expense recognized during the year in accordance with Statement of Financial Accounting Standards No. 123R. When granted, restricted stock units vest over four years and are valued based upon the closing market price of our common stock at the date of grant. Mr. Singhal declined restricted stock unit grants due to his already large stock ownership as co-founder and his desire to reserve the equity incentives for other employees.

(3) Change in Pension Value for Mr. Singhal represents vesting in fiscal 2009, 2008, and fiscal 2007 towards a future retirement benefit. Total future severance payments are projected at $1,400,000 and vest over 4 years 8 months beginning in the fourth quarter of the fiscal year ended March 31, 2007. Mr. Singhal's future retirement benefit also includes a projected $200,000 in payments for future health benefits.

(4) See the All Other Compensation Table below for additional information.

Option Awards. We did not make any option grants during the fiscal years ended March 31, 2009, 2008 and 2007 to any of our Named Executive Officers. Therefore, we have omitted this column.

Non-Equity Incentive Plan Compensation. We currently do not have any non-equity incentive compensation plans for any of our Named Executive Officers and have therefore omitted the corresponding columns.

Nonqualified Deferred Compensation Earnings. We currently do not provide a non-qualified defined contribution plan or other deferred compensation plan to any of our Named Executive Officers.

All Other Compensation Table

Name and Principal Position	Fiscal Year	Car Usage ($)	Financial and Legal Counseling ($)	401(K) Match ($)	Other(1) ($)	Total ($)
Anil K. Singhal	2009	7,291	25,000	7,434	1,125	40,850
	2008	9,632	32,400	6,933	660	49,625
	2007	9,145	39,659	6,450	660	55,913
Michael Szabados(2)	2009	—	—	—	—	—
	2008	—	3,000	7,200	660	10,860
	2007	—	2,000	6,450	1,614	10,064

(1) This column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of All Other Compensation for the Named Executive Officer. These other benefits include: the value of supplemental life insurance premiums and spousal attendance at company sponsored events.

(2) Totals for fiscal year 2009 did not exceed the disclosure thresholds relative to Mr. Szabados.

Grants of Plan Based Awards Table This table is omitted because we did not make any grants of Plan Based Awards to any of our Named Executive Officers during the fiscal year ended March 31, 2009.

Outstanding Equity Awards at Fiscal Year End Table

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)
Anil K. Singhal	—	—	—	—	—	—	—
Michael Szabados	2/4/2008	—	—	—	—	75,000	537,000
	1/24/2006	—	—	—	—	4,757	34,060
	7/17/2002	33,250	—	4.30	7/17/2012	—	—
	4/25/2000	75,000	—	13.44	4/25/2010	—	—
	1/25/2000	32,188	—	28.94	1/25/2010	—	—
David P. Sommers	2/4/2008	—	—	—	—	52,500	375,900
	1/24/2006	—	—	—	—	4,757	34,060
	6/13/2003	200,000	—	4.22	4/25/2010	—	—
	6/13/2003	25,000	—	4.22	7/17/2012	—	—
	6/27/2001	50,000	—	5.26	6/27/2011	—	—
Jeffrey R. Wakely	2/4/2008	—	—	—	—	18,750	134,250
	10/31/2005	—	—	—	—	2,216	15,867
John W. Downing	2/4/2008	—	—	—	—	52,500	375,900
	4/5/2007	—	—	—	—	7,500	53,700
	1/24/2006	—	—	—	—	4,757	34,060
	1/5/2004	20,000	—	7.85	1/15/2014	—	—
	6/13/2003	48,750	—	4.22	9/25/2010	—	—
	6/13/2003	25,000	—	4.22	12/1/2010	—	—
	6/27/2001	40,000	—	5.26	6/27/2011	—	—

Unearned Equity Incentive Plan Awards. We do not have any unearned equity incentive plan awards for any of our Named Executive Officers and have therefore omitted the corresponding columns.

Option Exercises and Stock Vested in Fiscal Year 2009 Table

The following table sets forth option exercises and stock vested for each of our Named Executive Officers for the fiscal year ended March 31, 2009:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)(1)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting($)(1)
David P. Sommers	50,000	443,020	22,256	313,574
Michael Szabados	23,000	219,016	29,756	419,150
John W. Downing	20,000	201,160	24,756	342,424
Jeffrey R. Wakely	—	—	8,466	109,299

(1) Value is calculated by multiplying the number of shares times the closing price of a share of our common stock on the vesting date.

Pension Benefits Table

The following table sets forth the payments or other benefits at, following, or in connection with retirement of our Named Executive Officers

Name	Fiscal Year	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Anil K. Singhal	2009	27 months	636,000	—
	2008	15 months	354,000	—
	2007	3 months	71,000	—

In January of 2007, we entered into an agreement with Mr. Singhal that provides retirement benefits. These benefits vest over 4 years and 8 months beginning in January 2007 at a rate of 1.5 years for every year of future service, prorated for any partial year. Total future severance payments assuming 100% vesting are projected at $1,400,000. Mr. Singhal's retirement benefits also include a projected $200,000 in payments for future health benefits. These benefits are an unfunded obligation.

Non-Qualified Deferred Compensation Table

We do not provide a non-qualified defined contribution plan or other deferred compensation plan to any of our Named Executive Officers and have therefore omitted this table.

Director Compensation Table for Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Victor A. DeMarines	45,750	46,630	30,833	123,213
John R. Egan	73,750	46,630	30,833	151,213
Joseph G. Hadzima, Jr.	54,083	46,630	30,833	131,546
Stuart M. McGuigan	41,750	46,630	30,833	119,213
Vincent J. Mullarkey	55,583	46,630	30,833	133,046
Stephen G. Pearse	41,750	46,630	30,833	119,213
Bryan M. Taylor(1)	8,199	19,270	9,167	36,636
Ken Y. Hao(2)	8,199	19,270	9,167	36,636

(1) This former director did not stand for re-election upon expiration of his term at the annual meeting of stockholders held on September 10, 2008.

(2) This former director resigned from the board effective as of immediately prior to the annual meeting of stockholders held on September 10, 2008.

Non-employee directors are compensated $30,000 annually for their services and also receive compensation of $1,500 for each regular Board of Directors meeting attended. Prior to September 2008, non-employee directors were compensated $15,000 annually for their services and also received compensation of $1,500 for each regular Board of Directors meeting attended. The lead non-employee director receives an additional annual retainer of $30,000. Prior to September 2008, the lead non-employee director received an additional annual retainer of $6,000. Non-employee directors currently receive $8,000 annually for serving on the Audit Committee and $6,000 annually for serving on either the Compensation Committee or Nominating and Corporate Governance Committee. Until September 2008, non-employee directors received $2,000 annually for serving on the Finance Committee and any director acting as chairperson of the Finance Committee received an additional annual compensation of $2,000. In addition, directors who are chairpersons of a particular committee are given additional annual compensation of $20,000 for the Audit Committee, and $6,000 for either the Compensation Committee or Nominating and Corporate Governance Committee. Finance Committee members receive $1,000 for each meeting attended in person and $800 (increased from $750 in September 2008) for each meeting attended via telephone. Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or of any committee thereof and for attendance at approved director education programs. Non-employee directors are granted annually equity-based awards in the form of restricted stock units representing $60,000 of NetScout common stock. Prior to September 2008, the equity-based awards granted to non-employee directors in the form of restricted stock units represented $30,000 of NetScout common stock. In addition, upon the annual vesting of these restricted stock units the non-employee directors receive $40,000 to defray the corresponding tax liability. Prior to September 2008, non-employee directors received $20,000 to defray the tax liability associated with the equity-based awards. These restricted stock unit awards vest 100% on the date of our annual meeting provided that during such year, such director attends at least 75%, collectively, of the meetings of the Board and any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, then 100% of these restricted stock units will vest on the third anniversary of the date of grant. No other equity awards are given to our directors.

Stock Plans

1999 Stock Option and Incentive Plan. Our 1999 Stock Option and Incentive Plan, as amended, or the 1999 Stock Option Plan, was adopted by the Board of Directors in April 1999 and was approved by our stockholders in June 1999. The 1999 Stock Option Plan was replaced by our 2007 Equity Incentive Plan effective September 12, 2007 and no further grants were made under the 1999 Stock Option Plan after such date. The 1999 Stock Option Plan provided for the grant of stock-based awards to our employees, officers and directors, consultants, or advisors. Under the 1999 Stock Option Plan, we could grant options that were intended to qualify as incentive stock options within the meaning of Section 422 of the Code, options not intended to qualify as incentive stock options, restricted stock, and other stock-based awards. Incentive stock options could be granted only to our employees. A total of 9,500,000 shares were reserved for issuance under the 1999 Stock Option Plan.

The 1999 Stock Option Plan is administered by our Compensation Committee. Payment of the exercise price of an award under the 1999 Stock Option Plan may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The 1999 Stock Option Plan provides, subject to certain conditions, that upon an acquisition of the Company, 25% of each unvested portion of any awards will accelerate and become exercisable, with the remaining 75% of each unvested portion to continue vesting throughout the term of such awards.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1999 Stock Option Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 1999 Stock Option Plan shall be free of some or all restrictions.

As of the Record Date, options to purchase an aggregate of 1,833,317 shares of common stock at an average exercise price of $6.94 per share were outstanding under the 1999 Stock Option Plan, and we had granted restricted stock units representing 1,015,899 shares of common stock, with 183,864 shares outstanding.

2007 Equity Incentive Plan. Our 2007 Equity Incentive Plan, or the 2007 Plan, was adopted by the Board of Directors in September 2007 and was approved by our stockholders at the September 12, 2007 annual meeting of stockholders. The 2007 Plan replaces the 1999 Stock Option Plan. The 2007 Plan allows us to grant restricted stock units, stock, stock options, and other equity interests to our and our subsidiaries' employees, officers, directors, consultants, and advisors. Under the 2007 Plan, we may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, options not intended to qualify as incentive stock options, restricted stock, and other stock-based awards. Incentive stock options may be granted only to our employees. The maximum number of shares as to which equity awards may be granted under the 2007 Plan is 5,000,000 shares (subject to certain adjustments under the 2007 Plan), of which no more than 500,000 shares may be granted to any one person. The total authorized shares under the 2007 Plan represent about 12.4% of our outstanding shares as of the Record Date.

The 2007 Plan is administered by our Compensation Committee. Subject to the provisions of the 2007 Plan, our Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of common stock subject to the award. For administrative convenience, the Board of Directors established the Equity Compensation Committee, which was responsible until April 29, 2009 for granting share-based awards to employees and consultants of NetScout and our subsidiaries who are not directors or executive officers of the Company subject to Section 16 of the Exchange Act. The Equity Compensation Committee operated under guidelines established by the Board of Directors. The Equity Compensation Committee had the authority to select the employees and consultants to whom awards are granted (except for directors and such executive officers subject to Section 16 of the Exchange Act) and determine the terms of each award, including the number of shares of common stock subject to the award. On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Payment of the exercise price of an award may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note, or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 2007 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2007 Plan shall be free of some or all restrictions.

As of the Record Date, we had granted restricted stock units representing 2,196,006 shares of common stock, with 1,531,206 shares outstanding.

1999 Employee Stock Purchase Plan, as amended. The 1999 Employee Stock Purchase Plan, as amended, or the 1999 Purchase Plan, was adopted by the Board of Directors in April 1999 and was approved by our stockholders in June 1999. The plan was amended by our Board of Directors on January 17, 2001, July 18, 2001, and April 29, 2003. A total of 500,000 shares of common stock were originally reserved for issuance under the 1999 Purchase Plan. In September 2003, at our annual meeting, an additional 750,000 shares were approved, for a total of 1,250,000 shares reserved for issuance under the 1999 Purchase Plan. The Board of Directors suspended the 1999 Purchase Plan as of October 31, 2005.

1997 and 2000 Incentive Plans. Upon the consummation of our acquisition of NextPoint Networks, Inc., or NextPoint, we assumed NextPoint's 1997 Stock Incentive Plan and 2000 Stock Incentive Plan or, collectively, the NextPoint Plans, and all outstanding options which had been issued pursuant to each plan. Options to purchase shares of NextPoint common stock were converted into options to purchase shares of our common stock. In general, options granted pursuant to the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan are not transferable or assignable except by will or the laws of descent and distribution. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only 50% of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period from a specific date. As of the Record Date, options to purchase an aggregate of 14,863 shares of our stock at a weighted average exercise price of $3.79 were outstanding under the 1997 Stock Incentive Plan and options to purchase an aggregate of 4,558 shares of our common stock at a weighted average exercise price of $8.83 were outstanding under the 2000 Stock Incentive Plan. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

The following table sets forth securities authorized for issuance under our stock option plans as of fiscal year ended March 31, 2009:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,648,956	$6.89	8,823,857
Equity compensation plans not approved by security holders	—	—	—
Total	3,648,956	$6.89	8,823,857

401(k) Plan

We maintain a 401(k) plan qualified under Section 401 of the Code. All of our employees who are at least 18 years of age and work at least 20 hours per week are eligible to participate in the 401(k) plan. Under the 401(k) plan, a participant may contribute a maximum of 60% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit, which was $16,500 (or $20,500 for individuals at least 50 years of age) in calendar year 2008, to the 401(k) plan. At the discretion of our Board of Directors, we may make matching contributions to the 401(k) plan. During the plan year ended December 31, 2008, we matched 50% of employee contributions up to 6% of compensation. Employer contributions vest over four years at a rate of 25% per year of service. In addition, at the discretion of our Board of Directors, we may make profit-sharing contributions to the 401(k) plan for all eligible employees. During the plan year ended December 31, 2008, we made no profit-sharing contributions to the 401(k) plan.

Employment and Other Agreements

Mr. Singhal assumed the role of Chairman of our Board of Directors, effective January 19, 2007. In conjunction with his additional responsibilities, we entered into a new employment agreement with Mr. Singhal, which provides that he will receive an annual base salary of at least $300,000. The employment agreement provides for a three-year term commencing January 19, 2007 with automatic one-year renewals. During the term of this agreement, Mr. Singhal will also be eligible to receive an annual bonus based on company performance and individual objectives. The employment agreement is terminable at will by either party and provides that if we elect not to renew the agreement for any reason, or if Mr. Singhal's employment is terminated by us without due cause as defined in the agreement, by Mr. Singhal at any time following the consummation of a sale of the Company, or upon the death or disability of Mr. Singhal, Mr. Singhal, or his estate, is entitled to receive in a lump sum, a payment equal to the net present value of $16,000 per month for seven years. If Mr. Singhal terminates his employment with us for any reason prior to the consummation of a sale of the Company, he is entitled to such lump sum payment for the period for which his severance benefits have vested (not to exceed seven years). Mr. Singhal will also receive continued health and dental benefits during such period. Mr. Singhal's severance benefits will vest at a rate of 1.5 years for every year of future service, prorated for any partial year.

We also entered into severance agreements in May 2009 after the end of our fiscal year ended March 31, 2009 with our Named Executive Officers which are described under the heading "Post Termination Compensation" in Compensation Discussion and Analysis below.

Each of these agreements was approved by a majority of our Board of Directors and by a majority of the disinterested members of our Board of Directors. All future transactions, if any, with our executive officers, directors, and affiliates will be on terms no less favorable to us than could be obtained from unrelated third parties and will be approved by a majority of our Board of Directors and by a majority of the disinterested members of our Board of Directors.

Compensation Discussion and Analysis

Overview

NetScout's executive officer compensation program is designed to increase shareholder value by developing a talent-rich organization with the necessary ability, integrity, and drive to achieve our strategic goals. It does so by following a process that is designed to retain and promote talented executives, align management's interest with that of stockholders, and increase our long-term profitability. These objectives support the goal of increasing shareholder value. As described below, the company, acting through the Chief Executive Officer, in consultation with the Compensation Committee, weighs the appropriate mix of compensation elements, including the allocation between cash and equity, for each executive officer to help achieve those objectives.

Compensation Objectives

NetScout uses its compensation program to achieve the following objectives:

- To provide compensation that attracts, motivates, and retains the best talent and highest caliber people possible to serve our customers and achieve our strategic objectives.
- To align management's interest with our success, including by linking compensation and performance, based on the attainment of both company goals and individual goals.
- To align management's interest with stockholders by including long-term equity incentives.
- To increase our profitability and, accordingly, increase stockholder value.

NetScout periodically considers its compensation objectives and formally reviews its objectives and practices with the Compensation Committee in connection with the annual review and approval of executive officer compensation.

Performance Incentives and Targets

In support of its emphasis on performance-based incentives, each year NetScout accrues the bonus pool for executive officers and for employees only after achievement of Board-approved, corporate performance targets. These targets are currently based on revenue and earnings growth. For fiscal year 2009, the Board considered the company-wide targets reasonably achievable, and based on the Company's strong performance in exceeding those targets, bonus accruals slightly exceeded 100%. However, historically, when the targets have not been met no bonus amounts have accrued. For fiscal year 2010, the Board has established Company-wide targets with bonus accruals ranging from 50% to 100%. In light of the current economy and the significant revenue growth required to achieve the 100% accrual level, the Board believes that the bonus accruals at 100% are difficult, but not impossible, to achieve.

NetScout and the Compensation Committee also set annual performance goals for each of its executive officers for incentive compensation. While NetScout does not disclose specific operational or financial targets because those targets represent confidential, competitive information, the disclosure of which could result in harm to NetScout's ability to compete, NetScout considers the individual performance targets for incentive compensation achievable as part of overall company goals, discussed further below. The targets are objectives with company-wide impact in specific areas of responsibility for each executive. In addition, consideration is given to the executive's success in managing underlying non-financial components that contribute to the executive's strength and growth, including investments in people, programs, and processes to power the Company's future growth. Individual target achievement, in conjunction with achievement of company goals, determines the amount of all cash bonus payments and equity awards. Overall, incentive compensation flows from attainment of performance goals that align with strategic objectives developed by the Chief Executive Officer and the Compensation Committee. The Chief Executive Officer makes recommendations to the Compensation Committee regarding compensation designed to provide incentives to executive officers to drive the Company's strategic direction. The Compensation Committee reviews, discusses, makes modifications where appropriate, and approves recommendations in light of this strategy. As discussed more fully below, the Compensation Committee determines the range and performance criteria for Mr. Singhal's bonus, subject to the approval of the Board of Directors and in consultation with Mr. Singhal.

NetScout benchmarks compensation for executive officers. Benchmarking allows the company and the Compensation Committee to compare compensation paid to executive officers with comparable qualifications, experience, and responsibilities at similar companies. The set of publicly traded peer companies is determined and periodically reevaluated based on revenue, net income, number of employees, and similar industry.

NetScout's peer companies include the following, divided into companies that are smaller than NetScout based on revenue, net income, and number of employees and companies that are larger than NetScout based on the same criteria:

Smaller Companies	Larger Companies
Acme Packet, Inc.	Blue Coat Systems, Inc.
Ixia	Quest Software, Inc.
OPNET Technologies, Inc.	Red Hat, Inc.
Packeteer, Inc.	Riverbed Technology, Inc.
	Tekelec
	Tibco Software, Inc.

(Data from Packeteer was included in this year's comparison, but the company was acquired by Blue Coat Systems, Inc. on June 1, 2008.)

NetScout also uses third party executive pay survey databases to assist in determining comparable pay for comparable positions, depending on size of company (revenue), industry, and region.

NetScout and the Compensation Committee believe the benchmark data is helpful but consider such information as part of a range of factors in determining appropriate compensation levels. For example, consideration is given as to whether peers exceeded or fell short of their publicly stated goals and the extent to which their financial results were due to general market conditions, strategic decisions, or operating improvements. NetScout and the Compensation Committee use the benchmark data to aid their decisions, but the total compensation for an executive officer may vary from the peer group range based on such officer's qualifications, experience, and responsibilities.

Compensation Policies

Overall

To achieve NetScout's compensation objectives, the Company and the Compensation Committee have developed an executive compensation program comprised of cash compensation in the form of base salary and annual incentive cash bonuses and long-term incentive awards in the form of equity incentive grants. The Compensation Committee reviews the program at least annually to evaluate whether it supports NetScout's long-term goals.

The Compensation Committee reviews the total mix and weighting of the elements of compensation, such as short-term versus long-term compensation and cash versus equity compensation, in light of the Company's overall compensation goals. For example, equity incentives are primarily designed to align management's interests with that of stockholders over the longer term and are also examined, as discussed more fully below, with respect to their long-term motivational effect in light of the value of previous equity incentive awards. In that light, it should be noted that the Board has, in the past, discussed with the Chief Executive Officer awarding him grants of restricted stock units in connection with his overall compensation package. The Chief Executive Officer has declined such awards due to his already large stock ownership as co-founder and his desire to reserve the equity incentives for other employees. Also as discussed more fully below, compensation for the Senior Vice President of Sales is structured differently than other executive officers. In addition to cash and equity compensation, the compensation program is comprised of various benefits, including medical insurance plans, NetScout's 401(k) Plan, and the 2007 Equity Incentive Plan, which plans are generally available to all employees of NetScout. Executive officers are also eligible for life insurance policies that provide for three times cash compensation (salary and bonus) up to a $1 million cap, which differs from the two times salary and $500,000 cap available to non-sales employees and two times salary and commission and $500,000 cap available to sales employees.

The Compensation Committee has reviewed tally sheets summarizing all compensation for each executive officer in connection with awarding bonuses for fiscal year 2009 and setting overall compensation for fiscal year 2010 and expects to continue reviewing tally sheets at least annually in the future.

Base Salary

Base salary levels for each of NetScout's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience, and responsibilities at similar companies. The Compensation Committee reviews peer company comparisons and survey data to aid its decisions but does not insist on strict alignment with peer company compensation. In setting compensation levels the Compensation Committee also takes into account NetScout's past financial performance and future expectations, individual performance and experience, and past overall compensation levels. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a determination based on consideration of all of these factors as well as the progress made with respect to NetScout's long-term goals and strategies. Salary decisions for NetScout's executive officers are generally made near the beginning of each fiscal year.

Fiscal year 2009 base salaries were determined by the Compensation Committee after considering the base salary level of the executive officers in prior years and taking into account for each executive officer the amount of base salary as a component of total compensation. Base salary is reviewed annually and adjusted as deemed necessary by the Compensation Committee in determining total compensation for each executive officer. Base salary levels for each of NetScout's executive officers, other than the Chief Executive Officer, are also based upon evaluations and recommendations made by the Chief Executive Officer, who applies his own judgment in making compensation recommendations after reviewing the performance of the company, the performance of the executive officer against corporate and personal goals, the executive's career with the company, amounts of current and long-term compensation, and special circumstances such as the acquisition and integration of Network General. Neither the Compensation Committee nor the Chief Executive Officer relies on rigid compensation formulae in determining the amount or mix of compensation. The Chief Executive Officer assists the Compensation Committee in approving recommendations with respect to executives other than the Chief Executive Officer. The other executives do not play a role in determining their compensation, other than in discussing their performance with the Chief Executive Officer and Chief Operating Officer, who makes his own recommendations to the Chief Executive Officer for the Chief Executive Officer's consideration.

Pursuant to his employment agreement with NetScout, Anil K. Singhal, NetScout's Chief Executive Officer, received a base salary of $325,000 in the fiscal year ended March 31, 2009, calculated based on his employment agreement, described below.

Mr. Singhal entered into a new employment agreement dated as of January 3, 2007, as amended, with a three-year term that automatically renews each year unless either party elects to terminate the agreement. NetScout entered into the agreement with Mr. Singhal because it wanted to provide Mr. Singhal appropriate incentives in light of additional responsibilities that he took on at the time of the retirement of Mr. Narendra Popat, NetScout's other co-founder. Under the agreement, Mr. Singhal will be paid an annual base salary of at least $300,000, which base may be increased as determined by the Compensation Committee and approved by the Board of Directors and an annual bonus determined by the Compensation Committee in consultation with Mr. Singhal and also subject to Board approval.

In light of NetScout's expanded operational scope and complexity resulting from the acquisition and integration of Network General, and because he does not receive any additional equity grants from the Company, last year the Compensation Committee recommended to the Board of Directors that Mr. Singhal's base salary be increased to $325,000 for the fiscal year ending March 31, 2009 and that his bonus target be increased. The Board considered this proposed increase together with the recommended goals and bonus range for Mr. Singhal for fiscal year 2009 and approved the overall compensation plan for Mr. Singhal for such fiscal year. The

Compensation Committee also considered and approved for each of the other executive officers goals for fiscal year 2009 coupled with increases in base compensation and bonus targets for such executive officers. Due to the constrained economic environment and need to contain costs, the Chief Executive Officer and the executive officers have not been granted base salary or bonus target increases for fiscal year 2010.

Incentive Compensation

As noted above, the Chief Executive Officer and the named executive officers are eligible for bonuses only after the Company meets or exceeds Board-approved targets, currently based on revenue and earnings growth, that are set to drive the Company's business. For fiscal year 2009, the Board considered the Company-wide targets reasonably achievable, and based on the Company's strong performance in exceeding those targets, bonus accruals slightly exceeded 100%. However, historically, when the targets have not been met no bonus amounts have accrued. For fiscal year 2010, the Board has established Company-wide targets with bonus accruals ranging from 50% to 100%. In light of the current economy and the significant revenue growth required to achieve the 100% accrual level, the Board believes that the bonus accruals at 100% are difficult, but not impossible, to achieve. If the Company meets or exceeds the targets, the Chief Executive Officer and named executive officers are eligible for bonuses, but the amounts are based on individual goals, contribution to the company-wide goals, and other criteria, as discussed in this Compensation Disclosure and Analysis.

Individual goals are set at the beginning of each fiscal year. Bonuses generally are paid shortly after the start of the Company's fiscal year for the preceding fiscal year. Compared to other executive officers' compensation, compensation for the Senior Vice President of Sales is weighted more heavily toward incentive cash compensation based on achievement of sales targets, with, a smaller bonus component tied to the Company's performance as with the other executive officers. Except for the Senior Vice President of Sales, as noted above incentive compensation is not awarded to executive officers unless NetScout achieves certain minimum financial goals including planned revenue and earnings per share. Incentive cash compensation awards for each of NetScout's executive officers, other than the Chief Executive Officer, are also based upon evaluations and recommendations made by the Chief Executive Officer to the Compensation Committee. In addition to the factors considered above, the Chief Executive Officer may use discretion to adjust his recommendation for each individual executive's bonus where warranted by circumstances and achievement of NetScout's goals.

The Compensation Committee approved the amount of incentive compensation paid to each of the executive officers based on consideration of a number of factors that it deemed relevant to the executive officer's performance in fiscal year 2009. These factors consisted of NetScout's financial performance and certain non-financial performance factors deemed relevant to the job function of each of the executive officers, including non-financial individual goal achievement, experience, and responsibility. The Compensation Committee also considered the integration of Network General and ongoing operation of the larger, more complex organization in a difficult economy, in approving amounts of incentive compensation. The Compensation Committee considered the successful completion of the acquisition and immediate integration and growth phases as having a material bearing on executive officers' compensation. The ongoing effort required to manage the larger, more complex company will also play a role in future compensation decisions.

With respect to the Chief Executive Officer, in accordance with his employment agreement with NetScout and in light of his successful achievement of financial and strategic goals in an increasingly difficult economy and with heightened competition in certain key industry verticals like telecommunications, Mr. Singhal was awarded a bonus of $750,000, an amount paid in May of fiscal year 2010. Under his employment agreement, for performance during fiscal year 2010, Mr. Singhal is eligible for a bonus. The range and performance criteria for Mr. Singhal's bonus are determined by the Compensation Committee in consultation with Mr. Singhal, subject to the approval of the Board of Directors.

Specifically with respect to determining the bonus paid to Mr. Singhal, the Compensation Committee reviews the extent to which the goals for the year have been achieved. For those goals that are capable of direct measurement the Compensation Committee considers the percentage of goal achievement taking into account developments during the year, including both internal and external factors affecting the company. For goals that are qualitative in nature or are not as susceptible to financial or numerical measurement, the Compensation Committee relies primarily on its judgment, knowledge of the business, and information obtained through interactions with management throughout the year. The Compensation Committee views the compensation determination process as an important opportunity to engage in strategic discussions with the Chief Executive Officer on the appropriate factors and criteria that should be focused on for the attainment of long-term shareholder value.

Stock-Based Awards

The Compensation Committee believes that stock-based awards will help drive superior performance by employees including executive officers, will contribute significantly to NetScout's success, and will align the interests of employees and stockholders.

The Compensation Committee believes that NetScout's equity incentive program is a key element of the Company's compensation program and its goal of attracting and retaining highly qualified individuals. Toward that end, the Compensation Committee intends that future grants will be concentrated with high performing individuals receiving the bulk of the grants.

The Company's 2007 Plan permits the granting of share-based awards to employees and officers of the Company and its subsidiaries. The 2007 Plan is administered by the Compensation Committee. For administrative convenience the Board established the Equity Compensation Committee which was responsible until April 29, 2009 for granting stock-based awards to employees and consultants of NetScout who are not officers subject to Section 16 of the Exchange Act or directors of NetScout. The Equity Compensation Committee, the sole member of which was Mr. Singhal, operated under guidelines established by the Board based upon recommendations of the Compensation Committee and reported all equity awards grants at each regularly scheduled meeting of the Board. On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Executive Officer Stock-Based Awards

The Compensation Committee periodically reviews NetScout's guidelines for stock-based awards. The Compensation Committee believes that long-term incentive compensation in the form of restricted stock units, stock options, or other forms of stock-based awards helps to align the interests of management and stockholders and enables executives to develop long-term stock ownership in NetScout. In addition to an executive's past performance, NetScout's desire to retain an individual is of paramount importance in the determination of stock-based grants. NetScout uses restricted stock unit awards as the form of stock-based awards granted under NetScout's 2007 Equity Incentive Plan although stock options and other forms of stock-based awards may be used.

When establishing stock-based grant levels for executive officers and other employees, the Compensation Committee considers the existing levels of stock ownership, previous grants of restricted stock units, stock options and other stock-based awards, vesting schedules of previously granted restricted stock units, options and other stock-based awards, and the current stock price. The Compensation Committee annually reviews, with the use of tally sheets, stock-based grants to executive officers and considers the level of outstanding awards as a factor in its determinations with respect to overall compensation for each of the executive officers and the effectiveness of additional awards or other forms of compensation in achieving the Company's compensation goals.

NetScout intends, generally, to make equity awards to executive officers at their appointment and then every two years, depending upon performance. During fiscal year 2008 and in connection with the acquisition and integration of Network General, the Compensation Committee recommended and the Board approved grants of restricted stock units, or RSUs, to the four Named Executive Officers other than the Chief Executive Officer, effective April 1, 2008. As noted, during the previous fiscal year and as he has done in prior years before that, the Chief Executive Officer declined grants of additional restricted stock units.

Other Benefits

NetScout also maintains various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to legal limits on the amounts that may be contributed or paid to executive officers under these plans. One exception to this broad-based eligibility is that executive officers at the Vice President level and above are eligible for life insurance policies that provide for three times cash compensation (salary and bonus) up to a $1 million cap, which differs from the two times salary and $500,000 cap available to non-sales employees and two times salary and commission and $500,000 cap available to sales employees. The company also offers a 401(k) plan that allows all employees to invest in a wide array of funds on a pre-tax basis. The 401(k) plan allows employees to put aside the lesser of 60% of their eligible compensation or $16,500 (or $20,500 for individuals at least 50 years of age) for calendar year 2008. NetScout matches 50% of each employee's contribution up to 6% of such employee's annual salary. The matching amount vests 25% per year over four years. After four years of service, the employee match is 100% vested. Employees are eligible on date of hire.

Under his current employment agreement, Mr. Singhal is entitled to the following benefits: disability insurance of no less than 100% of base salary, paid vacation, group life insurance not to exceed $1 million, and NetScout's generally available medical, dental, and vision plans as well as any other benefits generally available to senior executives of NetScout. In addition, NetScout will reimburse Mr. Singhal for tax and estate planning and for leasing and maintaining a car.

Post-Termination Compensation

Mr. Singhal's employment agreement provides that if any of the following three events occur (1) the Company terminates Mr. Singhal's employment for any reason other than due cause (as defined in the agreement), (2) Mr. Singhal terminates his employment for any reason at any time following the consummation of a sale of the Company, or (3) upon the death or disability of Mr. Singhal, then Mr. Singhal, or his estate, is entitled to receive in a lump sum, a payment equal to the net present value of $16,000 per month for a period of seven years. If Mr. Singhal terminates his employment with the Company for any reason prior to the consummation of a sale of the Company, he is entitled to such lump sum payment for the period for which his severance benefits have vested (not to exceed seven years). Mr. Singhal will also receive continued health and dental benefits during such period. Mr. Singhal's severance benefits will vest at a rate of 1.5 years for every year of future service, prorated for any partial year. The Company has projected its future payments for this unfunded obligation at approximately $1.4 million.

As of May 28, 2009, the Company entered into severance agreements with certain of its executive officers, including all of its named executive officers other than its Chief Executive Officer. These agreements are intended to help the Company retain key executives and to reinforce the continued attention and dedication of management in event of a change of control and to provide protection so that such executives can act in the best interests of the Company without distraction. With respect to Michael Szabados, David P. Sommers, and John W. Downing, the severance agreements provide certain payments in the event that such officer is terminated without cause (as defined in the applicable agreement) or resigns for good reason (as defined in the applicable agreement) at any time prior to a change in control of the Company (as defined in the applicable agreement) or within one year thereafter. In such event, such officer will receive 12 months of his then current salary, and, if such termination occurs after a change of control, such officer will also receive a prorated amount of his maximum annual target bonus, based on the months elapsed in such year that in any event will not be less than half of his maximum annual target bonus and accelerated vesting of any outstanding unvested equity awards under the 2007

Plan that would have vested or become exercisable within one year of such termination. With respect to the severance agreement with Mr. Downing, if such termination occurs after a change of control such payments will also include accrued but unpaid sales commissions plus a prorated amount of his maximum target sales commissions (without double counting for previously paid commissions) that in any event will not be less than 50% of his maximum target sales commissions. With respect to the severance agreement with Jeffrey R. Wakely, if he is terminated without cause or resigns for good reason at any time within one year after a change in control of the Company, he will receive six months of his then current salary plus a prorated amount of his maximum annual target bonus based on the months elapsed in such year that in any event will not be less than half of his maximum annual target bonus. Each of the severance agreements listed above contain a three year initial term with one year automatic renewal terms unless the Company or the respective executive officer elects not to renew the agreement. The agreements also contain forfeiture provisions requiring repayment of severance amounts if it is ultimately determined that the executive officer committed certain prohibited conduct while employed by the Company or materially breached any of the officer's agreements with the Company. The severance agreement with Mr. Sommers replaces his existing severance arrangement with the Company.

Chief Executive Officer's Compensation

As discussed above, in fiscal year 2009, NetScout's Chief Executive Officer, Anil K. Singhal, received a salary of $325,000 and a bonus, which was paid in May of fiscal year 2010, of $750,000. Determination of Mr. Singhal's bonus is made as outlined above. The Compensation Committee will continue to assess appropriate quantitative and qualitative performance measures for the Chief Executive Officer and the named executive officers.

Regulatory Requirements

Tax Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code NetScout cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limit does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Compensation Committee's intent, for so long as it is consistent with its overall compensation objectives, to structure executive compensation to minimize application of the deduction limits of Section 162(m) of the Code.

Other Key Regulations Affecting Compensation Plans

Post-termination compensation is designed to minimize the effect of additional taxes imposed by Section 409A of the Code.

Conclusion

NetScout's compensation objectives, its evaluation process, and its work in cooperation with the Compensation Committee are designed to motivate and fairly reward executive officers while supporting the company's goals for growth and increasing profitability.

The Compensation Committee intends to continue the policy of linking executive compensation to corporate performance, both financial and strategic, with its goal of increasing stockholder value over time.

Report of Compensation Committee of the Board of Directors

The Compensation Committee has reviewed the Compensation Discussion and Analysis portion of this proxy statement and discussed such section with management. Based on its review and discussions and its ongoing involvement with executive compensation matters, the Compensation Committee recommended to the Board that the CD&A portion of this proxy statement be included in NetScout's proxy statement and incorporated into NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2009. This report is provided by the following independent directors, who comprise the Compensation Committee:

Joseph G. Hadzima, Chair
Stuart M. McGuigan
Stephen G. Pearse

Compensation Committee Interlocks and Insider Participation

Neither Mr. Hadzima, Mr. McGuigan, nor Mr. Pearse was, during the past fiscal year, an officer or employee of the Company or any of our subsidiaries, was formerly an officer of the Company or any of our subsidiaries, or had any relationship with us requiring disclosure herein. During the past fiscal year, none of our executive officers served as:

- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, of whose executive officers served on our Compensation Committee;
- a director of another entity, one of whose executive officers served on our Compensation Committee; or
- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock, or collectively, Reporting Persons, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish us with copies of all such filings. Based on our review of the copies of such filings received by us with respect to the fiscal year ended March 31, 2009 and written representations from certain Reporting Persons, we believe that all Section 16(a) filing requirements were complied with on a timely basis during the fiscal year ended March 31, 2009 except that one report with respect to one transaction covering 2,000 shares of our common stock was filed late by Mr. Hadzima due to an administrative error by the Corporation.

AUDITORS FEES AND SERVICES

The following sets forth the aggregate fees billed to us by our independent registered public accounting firm during the fiscal years ended March 31, 2009 and 2008:

Audit Fees

Fees for audit services were approximately $959,000 and $1,058,000 for the fiscal years ended March 31, 2009 and 2008 respectively, including fees associated with the integrated audit of the consolidated financial statements included in our Annual Report on Form 10-K, the reviews of our Quarterly Reports on Form 10-Q, and statutory audits required of our foreign subsidiaries.

Audit-Related Fees

There were no audit-related fees for the fiscal year ended March 31, 2009. Fees for audit-related services were approximately $310,000 for the fiscal year ended March 31, 2008, including fees associated with services related to our enterprise resource program implementation, review of accounting for significant transactions, and review of our implementation of new accounting pronouncements.

Tax Fees

Total fees for tax services were approximately $284,000 and $390,000 for the fiscal years ended March 31, 2009 and 2008 respectively, consisting of tax compliance and preparation fees and other domestic and international tax advisory services.

All Other Fees

Total all other fees were approximately $2,000 and $509,000 for the fiscal years ended March 31, 2009 and 2008 respectively, consisting of merger and integration related services.

Our Audit Committee has implemented procedures under our Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services provided to us are pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of our independent registered public accounting firm for specific audit and non-audit services within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by our Audit Committee before it may be provided by our independent registered public accounting firm. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by our Audit Committee. All of the audit-related, tax, and all other services provided by our independent registered public accounting firm in fiscal years 2009 and 2008 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Pre-Approval Policy. All non-audit services provided in fiscal years 2009 and 2008 were reviewed with our Audit Committee, which concluded that the provision of such services by our independent registered public accounting firm was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

EXPENSES AND SOLICITATION

We will bear the cost of solicitation of proxies, and, in addition to soliciting stockholders by mail through our regular employees, we may request banks, brokers, and other custodians, nominees, and fiduciaries to solicit their customers who have our stock registered in the names of a nominee, and, if so, will reimburse such banks, brokers, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, or telegraph following the original solicitation. We may retain a proxy solicitation firm to assist in the solicitation of proxies. We will bear all reasonable solicitation fees and expenses if such a proxy solicitation firm is retained.


NETSCOUT®

2009 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _________

Commission file number 0000-26251

NETSCOUT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2837575**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

310 Littleton Road, Westford, MA 01886
(978) 614-4000

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 Par Value
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2008 (based on the last reported sale price on the Nasdaq Global Market as of such date) was approximately $369,166,334. As of May 29, 2009, there were 40,315,841 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's Proxy Statement for the fiscal year 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the proxy statement is not deemed to be part of this report.

NETSCOUT SYSTEMS, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2009
TABLE OF CONTENTS

PART I

Item 1. Business

NetScout Systems, Inc., or we, NetScout or the Company, a Delaware corporation founded in 1984 and headquartered in Westford, Massachusetts, designs, develops, manufactures, markets, sells and supports a family of integrated management products that enable unified service delivery management capabilities, performance management and optimization of complex, high-speed networks, that assure the delivery of critical business applications, services, and content efficiently to customers and end-users. These solutions enable the world's largest information technology, or IT, organizations to optimize, protect and simplify their IT infrastructure and operational environments while bringing enhanced operational efficiencies and helping to reduce the total overall cost of IT operations. We manufacture and market these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

In November 2007, we acquired Network General Central Corporation, or Network General, to expand our product line and customer base. Network General and its predecessors were the developers of the "Sniffer" branded products which for many years have been a leading brand with substantial market and mind share in the network management market. Prior to the acquisition, Network General introduced the InfiniStream product line, based on the Sniffer® technology, which has been well received by the Sniffer customer base and has experienced rapid revenue growth both before and after the acquisition. The acquisition more than doubled our pre-acquisition revenue rate and doubled the employee population, consolidating our position as a leader in the application and service performance assurance market.

Businesses have continued to increase their reliance on software applications and computer networks, making them strategic assets for competitive advantage and essential to business operations. To support the growing number of users and their demands for faster and more reliable computer network access, new network technologies and products are continually being introduced. New services and applications are increasingly based on service-oriented architectures, implemented over virtualized resources, including networks, storage, and servers. The result is increasingly large, geographically dispersed, and complex networks and infrastructures that are challenging to manage and make service performance levels difficult to guarantee. Computer network malfunctions, resource contention, and infrastructure and application misconfigurations can all cause service disruptions, lost revenue and customer dissatisfaction. Consequently, network operators are recognizing the critical importance of addressing customer service performance problems quickly and proactively. The NetScout suite of products is designed for this rapidly growing market of organizations running complex, widely-distributed networks that are built for always-on service delivery environments.

The *nGenius*® Service Assurance Platform, our unified, appliance-based software solution, monitors, collects and publishes information on the behavior of individual applications and services, such as Voice over Internet Protocol, or VoIP, streaming media, electronic trading, supply chain management, interactive smart phone applications and customer relationship management, as well as the performance of the underlying network (routers, switches and communication links), and the level of activity by end-users or subscribers. In-depth analysis and reporting is provided by *nGenius* Performance Manager, and early warning notification of emerging performance issues is provided by *nGenius* K2 Service Delivery Manager. These products collectively are referred to as the *nGenius* Service Assurance Platform. The *nGenius* Solution draws on performance data collected directly from multiple sources, including our lines of network monitoring devices, or instruments, called *nGenius* Probes and *nGenius* InfiniStream as well as infrastructure devices. The Probes and InfiniStreams monitor network traffic non-intrusively and collect in-depth information about application and network activity in real-time by means of deep and direct inspection of live flows of network packets. Organizations can gain substantial visibility to better understand and manage service and application performance across the network by instrumenting many strategic locations throughout a network. The instrumentation is complemented by our Sniffer line of advanced packet-based expert analysis products for troubleshooting of the most difficult and subtle performance problems.

The *nGenius* Solution presents performance information in real-time displays and customizable historical reports. These displays and reports communicate application performance, service levels, network health, and other critical metrics of availability, utilization and performance, and are delivered to the network engineering and operations staff in easy-to-read, Web-based formats. Our customers use the information generated by the *nGenius* Solution to detect problems early and to diagnose and solve them rapidly, thereby reducing the Mean Time to Restore, or MTTR, for service operations. Using the collected performance data they can also manage the delivery of services and monitor service-level agreements, assess infrastructure capacity against future needs, and justify requirements for additional resources.

Increases in application and infrastructure complexity and in traffic loads have given rise to the need for higher speed infrastructures and Quality of Service, or QoS, prioritization policies to optimize service and application performance. To meet the challenges required for visibility into the health and activity of these applications, services and infrastructures, NetScout continuously enhances the *nGenius* Performance Management System. In recent years we delivered major product upgrades across our product lines, more tightly integrating deep packet forensics into our top-down performance troubleshooting workflows, improving the flexibility of our industry-leading advanced early warning capabilities, and adding support for new sources of performance metrics. We also announced a ground-breaking product integration initiative with Hewlett Packard, Inc., or HP, to tightly couple our management products and deliver NetScout's powerful application-aware performance information into HP's sector-leading enterprise and business service management platforms. And most importantly, we added a major new set of complementary monitoring and troubleshooting products through our acquisition of Network General, allowing us to combine Sniffer technologies—the most powerful and well-known expert packet analysis tools in the world—with the enterprise-scale real-time monitoring and reporting strengths of the *nGenius* System. NetScout publicly announced the integration of product technology from Network General into a unified product in October 2008 resulting in a powerful, unified solution that advances service assurance and performance management by combining extensive early-warning capabilities, real-time and historical application flow analysis, and deep-packet forensics.

We market and distribute our products both through our own direct sales force and through channel partners that include distributors, resellers, service providers and systems integrators. Our principal customers are Global 5000 enterprises, representing a wide range of industries including financial services, technology, healthcare, retail, manufacturing, utilities and telecommunications service providers, as well as many large agencies of federal, state and local government. We had no one customer or channel partner representing more than 10% of revenues in fiscal years 2009, 2008 or 2007.

Our principal executive offices are located at 310 Littleton Road, Westford, Massachusetts, and our telephone number is (978) 614-4000.

Industry Background

Large enterprises, government agencies, and telecommunications service providers are critically dependent upon their computer data networks and on the Internet to generate and deliver information and business services to their customers, suppliers, investors, employees, and citizens. Simultaneously, these data networks are taking on new roles: including the role of the voice network and serving as the platform for the next generation of massively distributed, virtualized, service-oriented application architectures. Furthermore, rapidly advancing server technology and mushrooming multimedia applications continue to drive up traffic levels and have spawned a new wave of infrastructure upgrades, including broad deployment of Gigabit and 10 Gigabit Ethernet network technology. In parallel, the telecommunications sector continues to undergo fundamental changes with the accelerating transition to Internet Protocol, or IP, based services, requiring new network infrastructures and presenting new and daunting challenges for assessing and assuring service quality. The combination of these fundamental trends produces unprecedented complexity coupled with unparalleled business impact requiring capable management technology.

Large organizations have been bracing themselves for these challenges by investing in new, more powerful service and performance management solutions and making organizational and process changes to be able to prevent and resolve service disruptions more rapidly while keeping operating costs, including personnel costs, under control. Core to these changes is the view of the service delivery infrastructure not simply as a collection of servers, storage devices, network equipment and applications that can be managed in isolation of one another, but as an integral system containing all of these elements whose complex interactions and relationships must be managed as a whole. Further, growing enterprise adoption of service-oriented business process initiatives such as Information Technology Infrastructure Library, or ITIL, and Control Objectives for Information and related Technology, or COBIT, reflect IT departments' attempts to transform from tactical business enablers to strategic business partners within the organizations they serve. These movements are breaking down organizational walls in IT that traditionally have separated the network group from the data center, server and application groups, and similar walls within communications service providers that have separated transport, access, and service teams. These changes necessitate management solutions that can address both new technologies and emerging workflow and organizational models.

Although the intrinsic need for better network, application, and service management solutions is growing, successful vendors must demonstrate not only technical superiority, but also a sound understanding of the implications of the transformational changes in the industry, as well as the ability to deliver new solutions to match evolving customer needs. These vendors must also prove their staying power and stability, and demonstrate the ability to partner successfully with industry leaders.

NetScout's Advanced Service Assurance Solution

Our solution is based on three principles: early support for emerging new architectures and technologies, end-to-end scope, and seamless integration with our customers' systems environment and management processes.

Early support for emerging new technologies and application architectures is highly valued by our customers who are often leaders within their industries and depend on rapid technology absorption to maintain or extend their market positions. Advanced performance management, offering superior visibility, is most needed where these new technologies and architectures are first deployed and their behavior and impact are unknown in advance. NetScout has developed an architecture and technology, called the Common Data Model, or CDM, that uniquely enables the customer to monitor and manage all their key applications throughout their often world-wide networks in a consistent manner. This technology also enables rapid product development, which benefits our customers through faster access to new features, and results in delivery of multiple software and firmware releases annually, which are part of our service delivery to customers currently active in our maintenance program.

We have developed our unique technology and product architecture around the firm conviction that packet-flow-based performance data is the most powerful basis for high-value, business-relevant service assurance solutions. The CDM technology allows us to collect performance data from multiple sources spanning virtually any network or application technology or topology, whether retrieved from our *nGenius* Probes, *nGenius* InfiniStreams, standards-based infrastructure devices, or value-added performance information from our technology partners' devices. Furthermore, our technology readily accommodates new application types, such as peer-to-peer applications; network technologies, such as OC-48 Packet-over-SONET or 10 Gigabit Ethernet; and new application design techniques, such as Service-oriented Architectures, or SOA. CDM data is mapped into a common performance data repository, where *nGenius* Performance Manager can be used to provide a comprehensive solution for real-time monitoring, troubleshooting, and capacity planning, and *nGenius* K2 Service Delivery Manager can be used for intelligent early warnings and service performance management across the enterprise. Our unique and scalable approach to understanding the service delivery environment and the interdependencies of the network, application and users has allowed us to stay ahead of competition, as well as forging new ground by offering superior visibility into service and application traffic.

To make the greatest impact on assuring performance of applications and services, NetScout is integrating with third-party event management consoles and business service management systems such as those available from HP and IBM. This integration allows operators to receive alarms on impending performance problems and to "drill down" into the *nGenius* K2 and *nGenius* Performance Manager applications in order to perform detailed problem analysis and troubleshooting. By providing seamless integration into element management platforms, NetScout fills a significant gap in our customers' increasingly integrated operations: visibility into the interaction of applications, services, and infrastructure resources from a network vantage point.

NetScout Products and Performance Technology

We develop, manufacture, sell and support application and network performance management solutions under the *nGenius* and *Sniffer* brands. The *nGenius* Service Assurance Platform, based on our patent-pending CDM technology, is a robust and complete solution, consisting of integrated hardware and software components that monitor, measure and report on the network's ability to fulfill its performance, cost and service-level objectives. The *nGenius* Service Assurance Platform is comprised of the following elements:

- ***nGenius* K2 Service Delivery Manager** – provides anomaly detection and early warning alerting, based upon Key Performance Indicators, or KPIs, for emerging service delivery and performance problems enabling IT staff to avert potential impact caused by degradation or outages of delivered services;
- ***nGenius* Performance Manager** – a comprehensive service assurance platform that provides in-depth visibility into services, packet-flows and enables the drill-down into packet-level analysis enabling the accelerated resolution of service delivery problems, optimization of the service delivery environment through capacity planning with a unified view of service delivery flows from the IP packet perspective;
- ***nGenius* Probes and *nGenius* InfiniStreams** – provide the intelligent instrumentation that is strategically placed throughout the network to collect and provide visibility into services being delivered over the network in the form of packet-level data;
- **Sniffer Intelligence –** provides advanced analytical capabilities of key applications to simplify and accelerate the understanding of packet-level details.
- **Sniffer Global** – provides powerful laptop-based network analysis with on-demand packet capture and expert analysis.

After the acquisition of Network General in November 2007, we began to integrate Network General's products and technologies into the *nGenius* Performance Management System. NetScout publicly announced the integration of product technology from Network General into a unified product in October, 2008 resulting in a powerful, unified solution that improves service assurance and performance management by combining extensive early-warning capabilities, real-time and historical application flow analysis, and deep-packet forensics. As of the end of our fiscal year ended March 31, 2009, or fiscal year 2009, NetScout has completed the integration and rationalization of its product lines. Under this rationalization, we have integrated products, which includes ending the sale of older, technologies or product lines that have experienced revenue deterioration over the past several years. We continue to support substantially all of Network General's pre-acquisition products for those customers currently under maintenance programs.

During fiscal year 2009, we released several new products and enhancements that will help our customers' IT organizations meet the challenges of managing service delivery and application and network performance issues across large, globally distributed enterprise, service provider, and government networks.

- We introduced *nGenius* K2, the industry's first packet-flow-based intelligent early warning service performance management dashboard that enables IT organizations to predict and prevent service delivery problems. *nGenius* K2 is a fully integrated add-on module to the widely deployed *nGenius* Performance Management Solution. *nGenius* K2 delivers integrated service management capabilities through innovative KPIs that provide powerful, at-a-glance visualization and correlation of network and application health and users' experiences. The introduction of *nGenius* K2 not only addresses IT organization needs for always-on visibility, it also extends the addressable target of our products to include network, datacenter and application managers to help them monitor the status of all related service delivery elements;

- We launched Sniffer Global, the industry's first enterprise-class portable network analyzer solution that brings much needed security, control, user activity reporting and enhanced manageability capabilities. Sniffer Global addresses a widely overlooked security risk by integrating the portable protocol analyzer into a policy-based, secure operating environment that is governed and controlled from a central authentication server. Sniffer Global controls what network data a portable analyzer user has access to, and how deeply they can access and analyze network traffic or data, helping to protect and mitigate risks from potential unauthorized use or activities;
- We announced two new releases within the Sniffer Intelligence line of advanced, service-aware expert troubleshooting solutions. Sniffer Financial Intelligence provides intelligent analysis enabling optimizations for capital markets and financial trading environments. Sniffer Mobile Intelligence provides intelligent analysis capabilities specifically 3G mobile networks targeting Mobile Service Providers;
- We released upgrades for both *nGenius* Performance Manager and *nGenius* InfiniStream products that enhanced the functionality and value of our products and delivered on our promise to deliver a single unified hardware and software solution that leverages and integrates the underlying technology from NetScout and Network General. Our integration of the Sniffer portfolio into the *nGenius* portfolio enables our customers to efficiently leverage their existing investments and benefit from the combined technical capabilities of two market-leading platforms. As a result of the product unification, elements from both product lines have come together under the *nGenius* Performance Management umbrella. NetScout has also unified its family of continuous capture Deep Packet Capture, or DPC, devices, formerly known as *nGenius* AFMon and Sniffer InfiniStream, as *nGenius* InfiniStream. The new *nGenius* InfiniStream DPC devices retain important elements from both product lines delivering operational consistency with a flexible range of interface options and storage capacities to meet our customers most demanding high-performance requirements;
- In December 2008, we announced the mNOC mobility extension for our *nGenius* K2 product. mNOC mobility extends the physical boundaries of the traditional Network Operations Center, or NOC, by enabling delivery of real-time performance and service delivery management metrics to web-based mobile devices.

Strategy

Enhancing shareholder value through sustained growth and increased profitability based on market leadership is our continued objective. We continue to see increased interest by the market and our customers in the importance of managing and assuring the delivery of services from within the network with packet-flow technology through a unified service delivery management platform. As networks continue to expand, bandwidth continues to increase, applications become more complex, converged networks become more prevalent, and virtualization, web services and service oriented architectures become more pervasive, our products are ideally positioned to enable IT organizations to optimize, protect and manage their modern IP network and the services delivered to their users. We intend to pursue growth by expanding our worldwide presence and customer base, establishing relationships with new technology partners, increasing our mindshare with strategic resellers and increasing our ongoing business with our established customers. We intend to extend our market leadership by continuing to expand the market's first strategic, unified service delivery management solution that overlays the network to provide essential and critical service delivery assurance capabilities enabling the world's largest organizations to avoid service failures and performance degradations. Key elements of our strategy include:

Drive Innovation and Extend our Technology Leadership. We intend to continue to invest significantly in research and development to expand and enhance our first-to-market, unified platform for service assurance solutions that capitalizes on our extensive experience with global organizations and very large, high-capacity

IP-based networks. Key aspects of our technology leadership include the ability to generate new statistics and information from network traffic, the ability to develop new and groundbreaking service assurance techniques based on that information, the ability to deliver solutions across a multi-vendor environment, our ability to deliver highly scalable end-to-end solutions and our vision of emerging uses of communications technology and networked environments. As part of our strategy, we will endeavor to enter into strategic relationships with, and/or possibly acquire other companies to complement our technologies. We intend to incorporate new technologies and provide solutions that will enable businesses, service providers, and government agencies to manage and optimize the performance of their networks, network-delivered applications and network-based service offerings.

Expand Reporting and Analysis Software Solutions. We plan to enhance our analysis, presentation and reporting software to capitalize on growing demands for integrated performance management solutions and opportunities that have been created by changes and trends in networking and application technologies such as VoIP, telepresence, and SOA-based applications. We also plan to further scale and continue to leverage the unique information generated by our intelligent instrumentation through hardware platform enhancements and enhanced integrated reporting and analysis tools.

Extend Instrumentation Family. We plan to continue the expansion of our intelligent instrumentation, including our *nGenius* Probes and our *nGenius* InfiniStream products, extending our monitoring capabilities to meet emerging network environment demands including higher speeds, new types of traffic, new communications architectures and technologies and new network topologies and locations. To ensure that our customers are able to achieve comprehensive oversight of their service delivery environments, we typically maintain our support for older technologies while regularly introducing product versions for newer ones. Our instrumentation family covers technologies for both domestic and international markets.

Expand Our Installed-Base. With the acquisition of Network General, we have more than doubled our active customer base. Our combined customer set now includes 97 of the Fortune 100 companies and well over 40% of the Fortune Global 2000. The *nGenius* System currently is only lightly penetrated in the large majority of our customers, including customers resulting from the Network General acquisition, and there continues to be a significant opportunity to provide *nGenius* functionality to these customers. We have continued to drive our active targeting of former Network General customers and existing *nGenius* users to promote more extensive use of our service assurance solutions. Customers can purchase products through our reseller partners or directly from us. In both cases (reseller or direct sales), we believe in a "high-touch" selling model to assure customer satisfaction. In this model, our worldwide field sales force maintains a very high presence with customers and prospects, consulting in both direct and reseller sales opportunities to meet customers' needs.

Target Market Opportunities. The key characteristic of companies that have strong demand for our solution is their reliance on their IT infrastructure for critical, time-sensitive service delivery that has a high financial or mission impact. We have identified the following markets as having the potential for increasingly strong demand for our integrated products:

- Global enterprises;
- Federal, state and local governments;
- Telecommunication service providers, including IP-based wireless and wireline carriers, cable/multiple system operators, or MSO, Internet Service Providers, or ISPs, Managed Service Providers, or MSPs, and outsourcers; and
- Financial services companies.

Expand Distribution Channels. We plan to maintain our direct field sales presence during fiscal year 2010 because we believe the sales force, which more than doubled in size after the Network General acquisition, is appropriately sized for our business. We expect to resume expansion of the sales force as our business grows. We also seek to develop additional indirect distribution channels with systems integrators, resellers and service providers.

Sales and Marketing

NetScout targets commercial businesses, government agencies, and communications service providers with large, mission-critical networks through a combination of direct and indirect sales channels. We emphasize hiring practices and orientation which ensure our sales personnel are highly experienced, talented and well trained. We provide programs for our direct sales force, as well as channel partners, throughout the year, for in-depth product and technical training. We sponsor joint initiatives involving both the sales teams of NetScout and our partners.

NetScout's sales force uses a direct "high-touch" sales model that consists of meetings with customers to understand and identify their unique business requirements. Our sales teams then translate those requirements into tailored business solutions that allow the customer to maximize the performance of its infrastructure. Due to the complexity of the systems and the capital expenditure involved, our sales cycle takes typically three to 12 months. We build strategic relationships with our customers by continually enhancing our solution, based on their expressed needs, to help them solve their evolving infrastructure management problems. Therefore, a major element of our business model is to provide software enhancements, including major revisions, to our customers as part of their maintenance contracts with us. These enhancements are designed to provide additional value from customers with existing installations of our solution and to promote their expansion of the deployment of our products. This is a significant part of our ongoing business opportunity with existing customers that is also driven by expansion and change in their networks as they add new infrastructure topologies, new types of traffic and new applications. Our sales model is designed to capitalize on this opportunity.

Our channel partners include original equipment manufacturers, distributors, resellers, service providers and systems integrators. Total revenue from indirect distribution channels represented 59%, 65% and 61% of our total revenue for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

Our sales force is organized into five main geographic teams covering sales around the globe. Revenue from sales outside the United States represented 25%, 27% and 24% of our total revenue in the fiscal years ended March 31, 2009, 2008 and 2007, respectively. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future. For more information on the geographic distribution of our revenue, see Note 17 to the attached consolidated financial statements.

We manufacture our products based upon near term demand resulting from detailed sales forecasts. Due to the fact that these forecasts have a high degree of variability because of such factors as time of year, overall economic conditions and employee incentives, we maintain inventory levels in advance of receipt of firm orders to try and ensure that we have sufficient stock to satisfy all incoming orders.

As of March 31, 2009, our North American field sales organization consisted of 183 employees. Our international field sales organization consisted of 57 employees located in the United Kingdom, Germany, France, Spain, Amsterdam, Singapore, Korea, Taiwan, Australia, Hong Kong, China, Malaysia, Japan, Mexico, and Canada. In addition, we had 20 employees responsible for providing telesales and sales and administrative support located in the United States and abroad.

As of March 31, 2009, our marketing organization consisted of 18 employees. Our marketing organization produces and manages a variety of programs such as advertising, trade shows, public relations, direct mail, seminars, sales promotions, and web marketing to promote the sale and acceptance of our solutions and to build the NetScout *nGenius* and Sniffer brand names in the marketplace. Key elements of our marketing strategy focus on market education, reputation management, demand generation, and acceleration of strategic selling relationships with local and global resellers, systems integrators, and our technology alliance partners.

Support Services

Customer satisfaction is a key driver of NetScout's success. NetScout MasterCare support programs offer customers various levels of high quality support services to assist in the deployment and use of our solutions. NetScout offers 24/7 toll-free telephone support to its MasterCare customers. We have support personnel located in the United States and abroad with some of the support provided by qualified third party support partners. In addition many of our certified resellers provide support to NetScout customers. This is especially prevalent in international locations where time zones and language, among other factors, make it more efficient for the customer to have the reseller provide initial support functions. MasterCare support also includes updates to our software and firmware at no additional charge, if and when such updates are developed and made generally available to our commercial customer base. If ordered, MasterCare support commences upon expiration of the standard warranty for software. For software, which also includes firmware, the standard warranty commences upon shipment and expires 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires 12 months thereafter. We believe our warranties are consistent with commonly accepted industry standards.

As of March 31, 2009, our support services organization consisted of 107 employees principally located in the United States and India.

Research and Development

Our continued success depends significantly on our ability to anticipate and create solutions that will meet emerging customer requirements. We have extensive experience in market development in conjunction with pioneering next generation network performance management technologies. We believe that our core technology for monitoring and troubleshooting network and applications performance remains positioned at the forefront of a growing market. Our *nGenius* Solution integrates the principal functions of network and application performance management: real-time network monitoring, applications monitoring, troubleshooting, proactive alarming, capacity planning and service level management. Our plans are to continue to leverage the comprehensive benefits of this integrated solution into emerging, growth-oriented markets.

As of March 31, 2009, our research and development organization consisted of 240 employees located in the United States and India. In addition, we occasionally contract with independent third parties to perform specific development projects.

We predominantly develop our products internally, with some third party contracting. We have also acquired developed technology through business acquisitions. To promote industry standards and manifest technology leadership, we participate in and support the activities and recommendations of industry standards bodies, such as the Internet Engineering Task Force, or IETF, the 3rd Generation Partnership Project, or 3GPP, and we also engage in close and regular dialogue with our key customers and alliance partners. These activities provide early insight into the direction of network and applications performance requirements for current and emerging technologies.

Manufacturing

Our manufacturing operations consist primarily of final product assembly, configuration and testing. We purchase components and subassemblies from suppliers and construct our hardware products in accordance with NetScout standard specifications. We inspect, test and use process control to ensure the quality and reliability of our products. In February 1998, we obtained ISO 9001 quality systems registration, a certification showing that our corporate procedures and manufacturing facilities comply with standards for quality assurance and process control. In July 2003, we obtained ISO 9001:2000 quality systems registration, a certification showing that our corporate procedures comply with standards for continuous improvement and customer satisfaction. As of March 31, 2009, our manufacturing organization consisted of 27 employees.

Although we generally use standard parts and components for our products, which are available from various suppliers, each of the computer network interface cards used in our devices is currently available only from separate single source suppliers. We have generally been able to obtain adequate supplies of components in a timely manner from current suppliers. While currently we purchase from specific suppliers, we believe that, in most cases, alternate suppliers can be identified if current suppliers are unable to fulfill our needs. Our reliance on single source suppliers is further described in Item 1A "Risk Factors."

Customers

We sell our products to large corporations, government agencies, communications service providers and other organizations with large- and medium-sized high-speed computer networks. Our enterprise customers cover a wide variety of industries, such as financial services, technology, telecommunications, manufacturing, healthcare and retail.

Backlog

We configure our products to customer specifications and generally deliver the final products to the customer within a relatively short time after receipt of the purchase order. These orders also often include service engagements and technical support coverage. Customers may reschedule or cancel orders prior to shipment with little or no penalty.

Backed by orders coming from the government and wireless telecommunications markets, we are entering fiscal year 2010 with combined product backlog, consisting of unshipped orders, and deferred product revenue of $10.0 million. We believe that this product backlog is firm and both our unshipped orders and deferred product revenue to be material to an understanding of our financial results. However, due to the fact that most of our customers have the contractual ability to cancel unshipped orders prior to shipment, we cannot provide assurance that our product backlog at any point in time will ultimately become revenue.

Channels

In recent years we implemented reseller specific programs to improve revenue fulfillment and sourcing of new revenue through channel partners. We also integrated the channel partner programs of NetScout and Network General and continued to put emphasis on growing our international business through partners.

Seasonality

We have experienced, and expect to continue to experience, quarterly variations in our booking of orders as a result of a number of factors, including the length of the sales cycle, new product introductions and their market acceptance and seasonal factors in sales quota and sales compensation management. Bookings seasonality is also affected by customer buying patterns. Due to these factors, we historically experience stronger bookings during our fiscal third and fourth quarters. Net revenue can also be affected by delays in product shipments and product quality control difficulties.

Competition

The market for our products is rapidly evolving, and we expect it to become increasingly competitive as current competitors expand their product offerings and merge their businesses and new companies enter the market. Our principal competitors include several companies who offer alternative solutions for portions of our product lines. For example, we compete not only with vendors of portable network traffic analyzers and probes, such as Niksun and OpNet but also with a growing number of small vendors. We also compete in the telecommunications service provider marketplace with vendors that provide operational intelligence based on signaling data, such as Tektronix and Agilent. In addition, we compete with some leading network equipment providers who currently offer their own limited solutions but could provide enhanced solutions in the future. We believe that the principal competitive factors in the network and applications performance management solutions market include product performance, functionality, price, name and reputation of vendor, distribution strength, and alliances with industry partners. Competitive factors in our industry are further described in Item 1A "Risk Factors."

Intellectual Property Rights

We rely on patent, copyright, trademark, and trade secret laws and contract rights to establish and maintain our rights in our technology and products. While our intellectual property rights are an important element in our success, our business as a whole does not depend on any one particular patent, trademark, copyright, trade secret, license, or other intellectual property right.

NetScout uses contracts, statutory laws, domestic and foreign intellectual property registration processes, and international intellectual property treaties to police and protect its intellectual property portfolio and rights from infringement. From a contractual perspective, NetScout uses license agreements and non-disclosure agreements to limit the use of NetScout's intellectual property and protect NetScout's trade secrets from unauthorized use and disclosure. In addition to license agreements, NetScout relies on U.S. and international copyright law to protect against unauthorized copying of software programs, in the U.S. and abroad. NetScout has obtained U.S. and foreign trademark registrations to preserve and protect certain trademarks and trade names. NetScout has also filed and obtained U.S. patents to protect certain unique NetScout inventions from being unlawfully exploited by other parties. However, there is no assurance that pending or future patent applications will be granted, that we will be able to obtain patents covering all of our products, or that we will be able to license, if needed, patents from other companies on favorable terms or at all. Our proprietary rights are subject to other risks and uncertainties described under Item 1A "Risk Factors."

Employees

As of March 31, 2009, we had 788 employees, 599 of whom are employed in the United States. Of the total, 283 were in sales, 18 were in marketing, 107 were in support services, 240 were in research and development, 27 were in manufacturing, and 113 were in general and administrative functions. None of our employees are represented by a collective bargaining agreement.

Available Information

NetScout's internet address is http://www.netscout.com. NetScout makes available, free of charge, on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Item 1A. Risk Factors.

In addition to the other information in this report, the following discussion should be considered carefully in evaluating NetScout and our business. This Annual Report on Form 10-K contains forward-looking statements under Section 21E of the Exchange Act and other federal securities laws. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential" or "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. Factors that may cause such differences include, but are not limited to, the factors discussed below and in our other filings with the Securities and Exchange Commission, or SEC. These factors may cause our actual results to differ materially from any forward-looking statement.

Our operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risk and uncertainties. The following factors are among many that could cause actual results to differ materially from those contained in or implied by forward-looking statements made in this report. These statements involve the risks and uncertainties identified below as well as additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also impact our business operations. Such factors are among many that may have a material adverse impact upon our business, results of operations and financial condition.

Our quarterly operating results may fluctuate. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Most of our expenses, such as employee compensation, benefits and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to reduce operating expenses proportionately for that quarter, and, therefore, this revenue shortfall would have a disproportionately negative impact on our operating results for that quarter.

Our quarterly revenue may fluctuate as a result of a variety of factors, many of which are outside of our control, including the following:

- technology spending by current and potential customers;
- uneven demand for application and network management solutions;
- the timing, size and receipt of orders from customers, especially in light of our lengthy sales cycle;
- the timing and market acceptance of new products or product enhancements by us or our competitors;
- changes in the distribution channels through which our products are sold;
- the timing of hiring sales personnel and the speed at which such personnel become productive;
- our ability to anticipate or adapt effectively to developing markets and rapidly changing technologies;
- changes in the number and size of our competitors;
- the timing and impact of threat outbreaks (e.g., worms and viruses);
- customer difficulty in implementing our products;
- changes in foreign currency exchange rates;
- attrition affecting key employees;
- changes in our prices or the prices of our competitors' products; and
- economic slowdowns and the occurrence of unforeseeable events, such as terrorist attacks, which contribute to such slowdowns.

Uncertain conditions in the global economy and constraints in the global credit market may adversely affect our revenue and results of operations. Disruptions in the current global economy and constraints in the global credit market may cause some of our customers to reduce, delay, or cancel spending on capital and technology projects, resulting in reduced spending with us. While some industry sectors such as government and telecommunications may be less susceptible to the effects of an economic slowdown, our enterprise customers may be adversely affected, especially in financial services and consumer industries. Continued volatility in and disruption of financial markets could limit customers' ability to obtain adequate financing to maintain operations and result in a decrease in sales volume that could have a negative impact on our results of operations. Further, competitors may respond to economic conditions by lowering their prices, which could put pressure on our pricing. We could also experience lower than anticipated order levels, cancellations of orders in backlog, defaults on outstanding accounts receivable and extended payment or delivery terms.

Constraints in the global credit market may affect our ability to obtain credit on favorable terms or at all and to refinance any debt facilities. If conditions in the global credit markets do not improve, we may be limited in our ability to obtain credit or obtain credit on favorable terms and could increase our borrowing costs.

We may not successfully complete acquisitions or integrate acquisitions we do make, such as our acquisition of Network General, which could impair our ability to compete and could harm our operating results. We may need to acquire complementary businesses, products or technologies to remain competitive or expand our business. We actively investigate and evaluate potential acquisitions of complementary businesses, products and technologies in the ordinary course of business. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all businesses, products or technologies that we seek to acquire. Our inability to effectively consummate acquisitions on favorable terms could significantly impact our ability to compete effectively in our targeted markets and could negatively affect our results of operations.

Acquisitions that we do complete could adversely impact our business. The potential adverse consequences from acquisitions include:

- the potentially dilutive issuance of common stock or other equity instruments;
- the incurrence of debt and amortization expenses related to goodwill and acquired intangible assets;
- the potentially costly and disruptive impact of assuming unfavorable pre-existing contractual relationships of acquired companies that we would not have otherwise entered into, and potentially exiting or modifying such relationships;
- the potential litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition including claims from terminated employees, customers, third parties or enforcement actions by various regulators;
- the incurrence of significant costs and expenses; and
- the potentially dilutive impact on our earnings per share.

Acquisition transactions also involve numerous business risks. These risks from acquisitions include:

- difficulties in assimilating the acquired operations, technologies, personnel and products;
- difficulties in managing geographically dispersed operations;
- difficulties in assimilating diverse financial reporting and management information systems;
- difficulties in maintaining uniform standards, controls, procedures and policies;
- the diversion of management's attention from other business concerns;
- use of cash to pay for acquisitions may limit other potential uses of our cash, including stock repurchases and retirement of outstanding indebtedness;
- substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization or impairment of intangible assets and share-based compensation expense;
- the potential disruption of our business;
- the potential loss of key employees, customers, distributors or suppliers;

- the inability to generate sufficient revenue to offset acquisition or investment costs; and
- the potential for delays in customer purchases due to uncertainty and the inability to maintain relationships with customers of the acquired businesses.

We have a significant amount of debt. If we fail to generate sufficient cash as our debt becomes due or are unable to renew our revolving credit facility prior to its expiration, this may adversely affect our business, financial condition, and operating results. On December 21, 2007, we entered into a credit agreement for a $100 million five-year term loan, of which $92.5 million remains outstanding at March 31, 2009, and a $10 million revolving credit facility. The proceeds of the term loan were used to redeem all of the outstanding senior secured floating rate notes due in 2012 issued in conjunction with the acquisition of Network General. We expect that existing cash, cash equivalents, marketable securities, cash provided from operations and our revolving credit facility will be sufficient to meet ongoing cash requirements. However, failure to generate sufficient cash as our debt becomes due or to renew our revolving credit facility prior to its expiration could adversely affect our business, financial condition, operating results and cash flows.

A significant portion of our marketable securities is invested in auction rate securities. Continued failures in these auctions could affect our liquidity. A significant percentage of our marketable securities portfolio is invested in auction rate securities. These investments range from AAA to A rated and are collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program, or FFELP, and by monoline insurance companies. Beginning in February 2008 and continuing through the date of this report, the majority of auction rate securities in the marketplace, including all of the auction rate securities that we hold in our portfolio, experienced failed auctions. Such failures resulted in the interest rates on these investments resetting to predetermined rates in accordance with the underlying loan agreements. In the event we need to liquidate our investments in these types of securities, we will not be able to do so until a future auction on these investments is successful, the issuer redeems the outstanding securities, a buyer is found outside the auction process which may require us to take a significant discount off the face value of the securities, the securities mature, or there is a default requiring immediate repayment from the issuer. In the future, should our auction rate securities be subject to additional auction failures and we determine that the decline in value of auction rate securities are other than temporary, we would recognize a loss in our consolidated statement of operations, which could be material. Furthermore, these securities are currently undergoing liquidity difficulties due to the underlying credit environment and we are currently unable to access this cash in the short term. If this illiquidity in the auction rate security market continues we may not be able to use these funds, if needed, to make debt payments, and should we need to access these assets for operations, this result could have a negative effect on our business, financial condition and operating results of the company.

If we fail to introduce new products and enhance our existing products to keep up with rapid technological change, demand for our products may decline. The market for application and network management solutions is characterized by rapid changes in technology, evolving industry standards, changes in customer requirements and frequent product introductions and enhancements. Our success is dependent upon our ability to meet our customers' needs, which are driven by changes in computer networking technologies and the emergence of new industry standards. In addition, new technologies may shorten the life cycle for our products or could render our existing or planned products obsolete. If we are unable to develop and introduce new network and application infrastructure performance management products or enhancements to existing products in a timely and successful manner, this inability could have a material and adverse impact on our business, operating results and financial condition.

We have introduced and intend to continue to introduce new products. If the introduction of these products is significantly delayed or if we are unsuccessful in bringing these products to market, our business, operating results and financial condition could be materially and adversely impacted.

If our products contain errors, they may be costly to correct, revenue may be delayed, we could be sued and our reputation could be harmed. Despite testing by our customers and us, errors may be found in our products after commencement of commercial shipments. If errors are discovered, we may not be able to correct them in a timely manner or at all. In addition, we may need to make significant expenditures of capital resources in order to eliminate errors and failures. Errors and failures in our products could result in loss of or delay in market acceptance of our products and could damage our reputation. If one or more of our products fail, a customer may assert warranty and other claims for substantial damages against us. The occurrence or discovery of these types of errors or failures could have a material and adverse impact on our business, operating results and financial condition.

We face significant competition from other technology companies. The market for application and network management solutions is intensely competitive. We believe customers make network management system purchasing decisions based primarily upon the following factors:

- product performance, functionality and price;
- name and reputation of vendor;
- distribution strength; and
- alliances with industry partners.

We compete with a growing number of smaller providers of application and network performance management solutions and providers of portable network traffic analyzers and probes. In addition, leading network equipment providers offer their own limited solutions, including products which they license from other competitors. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Further, in recent years some of our competitors have been acquired by larger companies that are seeking to enter or expand in the markets that we operate. Therefore, given their larger size and greater resources our competitors may be able to respond more effectively than we can to new or changing opportunities, technologies, standards and customer requirements.

As a result of these and other factors, we may not be able to compete effectively with our current or future competitors, which could have a material and adverse impact on our business, operating results and financial condition.

The success of our business depends, in part, on the continued growth in the market for and the commercial acceptance of application and network management solutions. We derive all of our revenue from the sale of products and services that are designed to allow our customers to manage the performance of applications across computer networks. Therefore, we must be able to predict the appropriate features and prices for future products to address the market, the optimal distribution strategy and the future changes to the competitive environment. In order for us to be successful, our potential customers must recognize the value of more sophisticated application and network management solutions, decide to invest in the management of their networked applications and, in particular, adopt our management solutions. Any failure of this market to continue to be viable would materially and adversely impact our business, operating results and financial condition. Additionally, businesses may choose to outsource the management of their networks to service providers. Our business may depend on our ability to continue to develop relationships with these service providers and successfully market our products to them.

The current economic and geopolitical environment may impact some specific sectors into which we sell. Many of our customers are concentrated in a small number of sectors, including financial services, government, health and medical, and telecommunications. Certain sectors may be more acutely affected by economic, geopolitical and other factors than other sectors. To the extent that one or more of the sectors in which our customer base operates is adversely impacted, whether as a result of general conditions affecting all sectors or as a result of conditions affecting only those particular sectors, our business, financial condition and results of operations could be materially and adversely impacted.

Our success depends, in part, on our ability to manage distribution channels. Sales to our indirect distribution channels, which include resellers, original equipment manufacturers, distributors, systems integrators and service providers, accounted for 59%, 65%, and 61% of our total revenue for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. To increase our sales we need to continue to enhance our indirect sales efforts, to continue to manage and expand these existing distribution channels and to develop new indirect distribution channels. Our channel partners have no obligation to purchase any products from us. In addition, they could internally develop products that compete with our solutions or partner with our competitors or bundle or resell competitors' solutions, possibly at lower prices. The potential inability to develop new relationships or to expand and manage our existing relationships with partners, the potential inability or unwillingness of our partners to market and sell our products effectively or the loss of existing partnerships could have a material and adverse impact on our business, operating results and financial condition.

Our success depends, in part, on our ability to expand and manage our international operations. Sales to customers outside the United States accounted for 25%, 27%, and 24% of our total revenue for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. We currently expect international revenue to continue to account for a significant percentage of total revenue in the future. We believe that we must continue to expand our international sales activities in order to be successful. Our international sales growth will be limited if we are unable to:

- expand international indirect distribution channels;
- hire additional overseas sales personnel;
- adapt products for local markets and comply with foreign regulations; and
- manage geographically dispersed operations.

The major countries outside of the United States in which we do or intend to do business are Canada, Mexico, Brazil, England, France, South Africa, Germany, India, Australia, Japan and China. Our international operations, including our operations in the United Kingdom, mainland Europe, India, Asia-Pacific and other regions are generally subject to a number of risks, including:

- failure of local laws to provide the same degree of protection that the laws in the United States provide against infringement of our intellectual property;
- protectionist laws and business practices that favor local competitors;
- dependence on local indirect channel partners;
- conflicting and changing governmental laws and regulations;
- longer sales cycles;
- greater difficulty in collecting accounts receivable; and
- foreign currency exchange rate fluctuations and political and economic instability.

Our future growth depends on our ability to maintain and periodically expand our sales force. We must maintain and periodically increase the size of our sales force in order to increase our direct sales and support our indirect sales channels. Because our products are very technical, sales people require a comparatively long period of time to become productive, typically three to twelve months. This lag in productivity, as well as the challenge of attracting qualified candidates, may make it difficult to meet our sales force growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from growing our sales force. If we are unable to maintain and periodically expand our sales capability, our business, operating results, sales force integration challenges and financial condition could be materially and adversely impacted.

Our reliance on sole source suppliers could adversely impact our business. Specific components that are necessary for the hardware assembly of our probes and appliances are obtained from separate sole source suppliers or a limited group of suppliers. These components include our network interface cards. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the inability to exercise control over pricing, quality and timely delivery of components. We do not generally maintain long-term agreements with any of our suppliers or have on hand large volumes of inventory. Our inability to obtain adequate deliveries or the occurrence of any other circumstance that would require us to seek alternative sources of these components would impact our ability to ship our products on a timely basis. This could damage relationships with our current and prospective customers, cause shortfalls in expected revenue, and could materially and adversely impact our business, operating results and financial condition.

Our success depends on our ability to protect our intellectual property rights. Our business is heavily dependent on our intellectual property. We rely upon a combination of patent, copyright, trademark and trade secret laws and registrations and non-disclosure and other contractual and license arrangements to protect our intellectual property rights. The reverse engineering, unauthorized copying, or other misappropriation of our intellectual property could enable third parties to benefit from our technology without compensating us. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information, or that we will be able to detect unauthorized use by third parties and take appropriate steps to enforce our intellectual property rights. Further, we also license software from third parties for use as part of our products, and if any of these licenses were to terminate, we might experience delays in product shipment until we develop or license alternative software.

Others may claim that we infringe on their intellectual property rights. From time to time we may be subject to claims by others that our products infringe on their intellectual property rights, patents, copyrights or trademarks. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages or royalties, delay product shipments, reengineer our products, rename our products and rebuild name recognition or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms or secure them at all. We expect that these claims could become more frequent as more companies enter the market for network and application infrastructure performance management solutions. Any of these claims or resulting events could have a material and adverse impact on our business, operating results and financial condition.

We may fail to secure necessary additional financing. We may require significant capital resources to expand our business and remain competitive in the rapidly changing network performance management industry. We may invest in our operations as well as acquire complementary businesses, products or technologies. Our future success may depend in part on our ability to obtain additional financing to support our continued growth and operations. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to raise capital by:

- issuing additional common stock or other equity instruments;
- acquiring additional bank debt;
- issuing debt securities; or
- obtaining lease financings;

However, we may not be able to obtain additional capital when we want or need it, or capital may not be available on satisfactory terms. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as new financial or operating covenants, or that may result in additional dilution to our stockholders.

We must hire and retain skilled personnel. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software engineers, and technical support personnel. If we are unable to attract and retain the highly skilled technical personnel that are integral to our sales, marketing, product development and technical support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited. This inability could have a material and adverse impact on our business, operating results and financial condition.

Loss of key personnel could adversely impact our business. Our future success depends to a significant degree on the skills, experience and efforts of Anil Singhal, our President, Chief Executive Officer, and co-founder, and Michael Szabados, our Chief Operating Officer, and our other executive officers and senior managers to work effectively as a team. The loss of one or more of our key personnel could have a material and adverse impact on our business, operating results and financial condition.

Our estimates and judgments related to critical accounting policies could be inaccurate. We consider accounting policies related to revenue recognition, valuation of inventories, valuation of goodwill and acquired intangible assets, capitalized software development costs, purchased software and internal use software, share-based compensation and income taxes to be critical in fully understanding and evaluating our financial results. Management makes certain significant accounting judgments and estimates related to these policies. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these critical accounting policies prove to be inaccurate.

Failure to manage growth properly and to implement enhanced automated systems could adversely impact our business. The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. To manage further growth effectively, we must integrate new personnel and manage expanded operations. If we are unable to manage our growth effectively, our costs, the quality of our products, the effectiveness of our sales organization, retention of key personnel, our business, and our operating results and financial condition could be materially and adversely impacted. Any disruptions or ineffectiveness relating to our systems implementations and enhancements could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business.

The effectiveness of our disclosure and internal controls may be limited. Our disclosure controls and procedures and internal control over financial reporting may not prevent all material errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, but are not limited to, management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. Under Section 404 of the Sarbanes-Oxley Act we are required to evaluate and determine the effectiveness of our internal control over financial reporting. Compliance with this legislation requires management's attention and resources and will likely continue to cause us to incur significant expense. Management's assessment of our internal control over financial reporting may identify weaknesses that need to be addressed in our internal control system. If we are unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in our reported financial information which could have an adverse effect on the market price of our stock or impact our borrowing ability. In addition, changes in operating conditions and changes in compliance with policies and procedures currently in place may result in inadequate internal control over financial reporting in the future.

The price of our common stock may decrease due to market volatility. The market price of our common stock has been volatile and has fluctuated since the initial public offering of our common stock on August 12, 1999. The market price of our common stock may continue to fluctuate in response to a number of factors, some of which are beyond our control. Though activity in our stock has increased over the past two years, trading activity of our stock has historically been relatively thin, in part as a result of officers and directors and institutional shareholders holding a significant percentage of our stock. In addition, the market prices of securities of technology companies have been volatile and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. Also, broad market fluctuations could adversely impact the market price of our common stock, which in turn could cause impairment of goodwill that could materially and adversely impact our financial condition and results of operations.

It is not uncommon when the market price of a stock has been volatile for holders of that stock to institute securities class action litigation against the company that issues that stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit beyond any insurance coverage which we may have for such risks. Such a lawsuit could also divert the time and attention of our management.

If we fail to develop our brand cost-effectively, our business may suffer. We believe that developing and maintaining awareness of our brand in a cost-effective manner is important to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to promote and maintain our brand successfully, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and this could have a material and adverse impact on our financial condition and results of operations.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results. We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Further customer demand for these services, without corresponding revenues, could have a material and adverse impact on our financial condition and results of operations.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings;
- Changes in accounting and tax treatment of share-based compensation;
- The valuation of generated and acquired deferred tax assets and the related valuation allowance on these assets;
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and
- Tax assessments, or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place;

An adverse change in our effective tax rate could have a material and adverse effect on our financial condition and results of operations.

Uncertainties of regulation of the Internet could have a material and adverse impact on our financial condition and results of operations. Currently, few laws or regulations apply directly to access to or commerce on the Internet. We could be materially adversely affected by regulation of the Internet and Internet commerce in any country where we operate. Such regulations could include matters such as VoIP, among other things. The adoption of regulation of the Internet and Internet commerce could decrease demand for our products and, at the same time, increase the cost of selling our products, which could have a material and adverse effect on our financial condition and results of operations. In addition, the enactment of new federal, state or foreign data privacy laws and regulations could cause customers not to be able to take advantage of all the features or capabilities of our products which in turn could reduce demand for certain of our products.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the SEC.

Item 2. Properties

We currently lease approximately 175,000 square feet of space in an office building in Westford, Massachusetts, for our headquarters. The current lease will expire in September 2013, and we have an option to extend the lease for two additional five-year terms. We lease office space in twenty other cities throughout the world for our sales and support personnel, including 72,742 square feet of space in San Jose, California. We lease 34,021 square feet of office space for our engineering and support personnel in India. We believe that our existing facilities are adequate to meet our foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Item 3. Legal Proceedings

On December 14, 2006, we were sued for patent infringement by Diagnostic Systems Corporation, or DSC, in the United States District Court for the Central District of California, along with several other co-defendants. In its Complaint, DSC requested injunctive relief, unspecified damages, expenses, and reasonable attorneys' fees. Specifically, DSC alleged that we infringed United States Letters Patent Nos. 5,701,400, and 5,537,590. Our Answer to DSC's Complaint denied the allegations of patent infringement and asserted counterclaims seeking a judgment that we have not infringed and that the patents were invalid. On June 17, 2008, we amended our defenses and counterclaims to allege that the patents were also unenforceable due to inequitable conduct as a result of the patent holder's committing fraud on the Patent Office in connection with the prosecution of the patents' applications. DSC added additional co-defendants over the course of the proceedings. On August 12, 2008, the Court granted our motion to compel DSC to produce hundreds of documents that the Court ruled DSC had improperly withheld on grounds of attorney-client privilege. Our motion was successful because the Court agreed with our position that, among other things, hundreds of documents DSC was seeking to protect were not privileged simply because in-house counsel was engaged in DSC's business operations. DSC appealed the order to the United States Court of Appeals for the Federal Circuit. The Court of Appeals upheld the lower court's decision granting our motion to compel and requiring DSC to disclose the documents requested during discovery. We believe the plaintiff's claims have no merit. However, in the interests of eliminating these ongoing litigation costs, on February 9, 2009, the parties entered into a definitive settlement agreement and filed a Stipulation of Dismissal with the Court. On February 11, 2009, the Court issued its order dismissing the case. No ongoing royalty payments are required. We believe the settlement amount and all previously accrued amounts are immaterial to the ongoing operations and financial condition of the Company.

On November 14, 2008, certain former shareholders of Fidelia Technology, Inc., or Fidelia, filed a one count amended complaint for fraud in the Superior Court of California, San Francisco County, against Network General and certain officers and directors of Network General relating to the consideration received by the shareholders in the merger between Fidelia and Network General in January 2006. As discussed in Note 7, we acquired Network General in November 2007. The complaint alleges, among other things, that the defendants made material misrepresentations or omissions to the plaintiff shareholders regarding the value of the shares of Network General's common stock that had been issued to them in connection with the Fidelia acquisition. The plaintiffs are seeking damages, alleged to be in the range of $6.2 million to $9.2 million. The plaintiffs had previously filed substantially similar complaints in the Superior Court of New Jersey that was dismissed on May 30, 2008 and then in the Superior Court of California, San Francisco County that was dismissed on

October 23, 2008. On January 5, 2009, the defendants moved to dismiss the current complaint in its entirety on several grounds. The plaintiffs opposed that motion, and, following a hearing, on February 18, 2009 the Court dismissed the amended complaint against certain of the former officers and directors of Network General. On March 13, 2009, Network General and its former president, the only remaining defendants, answered the amended complaint and denied plaintiffs' allegations. Discovery in this action has begun. We believe the plaintiffs' claims have no merit and will defend the lawsuit vigorously.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

We completed our initial public offering on August 17, 1999. Since that time, our common stock has traded on the Nasdaq Global Market and its predecessor, the Nasdaq National Market, under the symbol NTCT. The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock. Such information reflects inter-dealer price, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
Fiscal Year 2008:		
June 30, 2007	$ 9.05	$ 7.25
September 30, 2007	$11.09	$ 8.41
December 31, 2007	$15.46	$ 9.97
March 31, 2008	$13.24	$ 7.96
Fiscal Year 2009:		
June 30, 2008	$12.99	$ 8.30
September 30, 2008	$15.85	$10.00
December 31, 2008	$10.79	$ 6.19
March 31, 2009	$14.80	$ 6.58

Stockholders

As of May 29, 2009 we had 159 stockholders of record. We believe that the number of beneficial holders of our common stock exceeds 5,900.

Stock Performance Graph

The Stock Performance Graph set forth below compares the yearly change in the cumulative total stockholder return on our common stock during the five year period from March 31, 2004 through March 31, 2009, with the cumulative total return of the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index. The comparison assumes $100 was invested on March 31, 2004 in our common stock or in the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index and assumes reinvestment of dividends, if any.

The stock price performance shown on the graph below is not necessarily indicative of future price performance. Information used in the graph was obtained from Research Data Group, Inc., a source believed to be reliable, but NetScout is not responsible for any errors or omissions in such information.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NetScout Systems, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/04
3/05
3/06
3/07
3/08
3/09
NetScout Systems, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

*$100 invested on 3/31/04 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

Dividend Policy

In fiscal years 2009 and 2008, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our credit facility limit our ability to pay cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements, existing bank covenants and general business conditions.

Issuer Purchases of Equity Securities

During the fourth quarter of fiscal year 2009, we did not repurchase any shares of our outstanding common stock pursuant to the open market stock repurchase program further described in Note 12 to the attached consolidated financial statements.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included under Item 7 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of March 31, 2009 and 2008 are derived from audited consolidated financial statements included under Item 8 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2006 and 2005 and the consolidated balance sheet data as of March 31, 2007, 2006 and 2005 have been derived from audited consolidated financial statements of NetScout that do not appear in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year ended March 31,				
	2009	2008(1)	2007	2006	2005
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue:					
Product	$154,161	$ 106,182	$ 63,524	$63,591	$51,352
Service	113,443	62,774	38,948	34,101	32,124
License and royalty	—	—	—	184	1,738
Total revenue	267,604	168,956	102,472	97,876	85,214
Cost of revenue:					
Product	43,315	33,965	17,184	18,639	16,251
Service	20,824	13,721	6,444	5,894	5,640
Total cost of revenue	64,139	47,686	23,628	24,533	21,891
Gross margin	203,465	121,270	78,844	73,343	63,323
Operating expenses:					
Research and development	40,189	30,000	18,320	18,141	16,789
Sales and marketing	98,818	69,652	42,470	39,501	35,633
General and administrative	26,118	26,149	10,531	8,873	8,135
Amortization of acquired intangible assets	1,962	811	155	149	—
In-process research and development	—	—	—	143	—
Total operating expenses	167,087	126,612	71,476	66,807	60,557
Income (loss) from operations	36,378	(5,342)	7,368	6,536	2,766
Interest and other income (expense), net	(5,337)	(1,207)	3,898	2,627	1,053
Income (loss) before income tax expenses (benefit) and cumulative effect of accounting change	31,041	(6,549)	11,266	9,163	3,819
Income tax expense (benefit)	10,993	(4,461)	3,598	3,366	949
Cumulative effect of accounting change, net of taxes of $42	—	—	69	—	—
Net income (loss)	$20,048	($ 2,088)	$ 7,737	$ 5,797	$2,870
Basic net income (loss) per share	$0.51	($ 0.06)	$ 0.24	$ 0.19	$ 0.09
Diluted net income (loss) per share	$0.49	($ 0.06)	$ 0.23	$ 0.18	$ 0.09
Weighted average common shares outstanding used in computing:					
Net income (loss) per share—basic	39,351	34,913	31,713	31,041	30,572
Net income (loss) per share—diluted	40,925	34,913	33,050	31,885	31,521

(1) On November 1, 2007, NetScout completed its acquisition of Network General, whereby NetScout acquired Network General for aggregate consideration of approximately $212 million.

	March 31,				
	2009	2008(1)	2007	2006	2005
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short- and long-term marketable securities	$135,912	$100,931	$100,104	$ 87,465	$ 83,863
Working capital	51,720	13,754	79,493	72,998	76,978
Total assets	436,734	420,937	180,419	165,755	148,287
Debt	92,500	98,750	—	—	—
Total stockholders' equity	225,731	197,333	138,407	126,591	117,449

(1) On November 1, 2007, NetScout completed its acquisition of Network General, whereby NetScout acquired Network General for aggregate consideration of approximately $212 million, including $53 million in cash.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially due to competitive factors and other factors discussed in Item 1A. *Risk Factors* and elsewhere in this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement.

Overview

NetScout designs, develops, manufactures, markets, sells and supports a family of integrated management products that enable unified service delivery management capabilities, performance management and optimization of complex, high-speed networks, that assure the delivery of critical business applications, services and content efficiently to customers and end-users. These solutions enable the world's largest IT organizations to optimize, protect and simplify their IT infrastructure and operational environments while bringing enhanced operational efficiencies and helping to reduce the total overall cost of IT operations. We manufacture and market these products in integrated hardware and software solutions that have been used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

NetScout was incorporated in 1984 as a consulting services company. In 1992, we began to develop, manufacture and market our first infrastructure performance management products. Our operations have been financed principally through cash provided by operations and through the sale of NetScout securities in conjunction with our initial public offering in August 1999.

On November 1, 2007, we completed the acquisition of Network General and embarked upon an extensive integration program to combine our respective organizations, operations and customer bases, and to merge our largely complementary products and technologies into a unified service assurance platform. NetScout publicly announced the integration of product technology from Network General into a unified product in October, 2008 resulting in a powerful, unified solution that advances service assurance and performance management by combining extensive early-warning capabilities, real-time and historical application flow analysis, and deep-packet forensics.

The acquisition of Network General was valued at $212 million for purchase accounting purposes. The acquisition was financed with a combination of six million shares of our common stock, $100 million of senior secured floating rate notes, and $53 million in cash. Included in the $212 million is $3 million in transaction costs. The integration of our back office systems was completed at April 1, 2008. The integration of the sales forces took place in the fiscal first quarter of 2009 and the product line and technology integration occurred throughout fiscal year 2009.

In the comparative financial results, a full twelve months of the Network General business is included in the consolidated results for the fiscal year ended March 31, 2009 compared to only five months for the prior year and none in fiscal year 2007. This differential has a significant impact on understanding the financial statements and related year over year explanations.

Our operating results are influenced by a number of factors, including, but not limited to, the mix of products and services sold, pricing, costs of materials used in our products and the expansion of our operations. Factors that affect our ability to maximize our operating results include, but are not limited to, our ability to introduce and enhance existing products, the marketplace acceptance of those new or enhanced products, continued expansion into international markets, development of strategic partnerships, competition, successful integration efforts and current economic conditions.

In fiscal year 2009, our total revenue increased $98.6 million, or 58%, to $267.6 million compared to $169.0 million in fiscal year 2008. This increase is primarily attributable to the acquisition of Network General on November 1, 2007. Our cost of revenue increased by $16.5 million, or 35%, to $64.1 million compared to $47.7 million in fiscal year 2008. This increase is primarily due to the increased revenue associated with the acquisition of Network General. Gross profit of $203.5 million, or 76% of revenue, in fiscal year 2009 increased from $121.3 million, or 72% of revenue, in fiscal year 2008. This increase in gross margin percentage is attributable to product mix and synergies with the combined businesses. Our gross margin is primarily affected by the mix and volume of our product and service revenue. Product revenue in fiscal year 2009 increased $48.0 million, or 45%, to $154.2 million from $106.2 million in fiscal year 2008. Service revenue in fiscal year 2009 increased $50.7 million, or 81%, to $113.4 million from $62.8 million in fiscal year 2008. We realize significantly higher gross margins on service revenue than on product revenue.

Our operating expenses, which include research and development, sales and marketing, general and administrative expenses, and amortization of intangible assets increased in fiscal year 2009 by $40.5 million, or 32%, to $167.1 million, compared to $126.6 million in fiscal year 2008. The primary contributor to this increase in operating expenses was higher employee related expenses due to increased headcount as a result of the Network General acquisition in November 2007 as well as higher sales and marketing expenses including sales commissions commensurate with the higher sales volume.

Net income for fiscal year 2009 increased by $22.1 million, to net income of $20.0 million compared to a net loss of $2.1 million for fiscal year 2008. This increase was primarily attributable to the contribution of the acquired Network General business and growth in the NetScout business, as well as non-recurring integration costs in the prior year, partially offset by an increase of $2.3 million in interest expense associated with debt entered into as a result of the acquisition of Network General.

We have continued to see significant benefit from operating leverage and remain focused on increasing our operating margin by growing revenue while containing expenses. For fiscal year 2009, our income from operations was $36.4 million, increasing by $41.7 million compared to a loss from operations of $5.3 million in fiscal year 2008. We continue to see increased interest from our customers in the importance of managing and assuring the delivery of services from within the network with packet-flow technology through a unified service delivery management platform. As networks continue to expand, bandwidth continues to increase, applications become more complex, converged networks become more prevalent, and virtualization, web services and service oriented architectures become more pervasive, our products are ideally positioned to enable IT organizations to optimize, protect and simplify their modern IP network and the services delivered to their users. During fiscal year 2009, we released several new products and enhancements that will help our IT organizations meet the challenges of managing service delivery and application and network performance issues across large, globally distributed enterprise, service provider, and government networks:

- We introduced *nGenius* K2, the industry's first packet-flow-based intelligent early warning service performance management dashboard that enables IT organizations to predict and prevent service delivery problems. *nGenius* K2 is a fully integrated add-on module to the widely deployed *nGenius* Performance Management Solution. *nGenius* K2 delivers integrated service management capabilities through innovative KPIs that provide powerful, at-a-glance visualization and correlation of network and application health and users' experiences. The introduction of *nGenius* K2 not only addresses IT organization needs for always-on visibility, it also extends the addressable target of our products to include network, datacenter and application managers to help them monitor the status of all related service delivery elements;

- We launched Sniffer Global, the industry's first enterprise-class portable network analyzer solution that brings much needed security, control, user activity reporting and enhanced manageability capabilities. Sniffer Global addresses a widely overlooked security risk by integrating the portable protocol analyzer into a policy-based, secure operating environment that is governed and controlled from a central authentication server. Sniffer Global controls what network data a portable analyzer user has access to, and how deeply they can access and analyze network traffic or data, helping to protect and mitigate risks from potential unauthorized use or activities;

- We announced two new key releases within the Sniffer Intelligence line of advanced, service-aware expert troubleshooting solutions. Sniffer Financial Intelligence provides intelligent analysis enabling optimizations for capital markets and financial trading environments. Sniffer Mobile Intelligence provides intelligent analysis capabilities specifically for 3G mobile networks targeting Mobile Service Providers;

- We released significant upgrades for both *nGenius* Performance Manager and *nGenius* InfiniStream products that significantly enhanced the functionality and value of our products and delivered on our promise to deliver a single unified hardware and software solution that leverages and integrates the underlying technology from NetScout and Network General. Our integration of Sniffer portfolio into the *nGenius* portfolio enables our customers to efficiently leverage their existing investments and benefit from the combined technical capabilities of two market-leading platforms. As a result of the product unification, elements from both product lines have come together under the *nGenius* Performance Management umbrella. NetScout has also unified its family of continuous capture DPC devices, formerly known as *nGenius* AFMon and Sniffer InfiniStream, as *nGenius* InfiniStream. The new *nGenius* InfiniStream DPC devices retain important elements from both product lines delivering operational consistency with a flexible range of interface options and storage capacities to meet our customers most demanding high-performance requirements;

- In December 2008, we announced the mNOC mobility extension for our *nGenius* K2 product. mNOC mobility extends the physical boundaries of the traditional NOC, by enabling delivery of real-time performance and service delivery management metrics to web-based mobile devices enabling IT staff and business managers to have anyplace, anytime visibility into the health of their network, applications and service delivery environment. This enhancement enables mobile IT staff access to a wide range of comprehensive performance intelligence, predictive early warning alerts and definitive problem identification in rich graphic detail providing a collaborative environment with consistent workflows from which to manage the service delivery environment.

Backed by orders coming from the government and wireless telecommunications markets, we are entering fiscal year 2010 with combined product backlog, consisting of unshipped orders, and deferred product revenue of $10.0 million. We believe that this product backlog is firm and both our unshipped orders and deferred product revenue to be material to an understanding of our financial results. However, due to the fact that most of our customers have the contractual ability to cancel unshipped orders prior to shipment we cannot provide assurance that our product backlog at any point in time will ultimately become revenue.

Critical Accounting Policies

We consider accounting policies related to cash, cash equivalents and marketable securities, revenue recognition, valuation of inventories, assumptions related to purchase accounting, valuation of goodwill and acquired intangible assets, capitalization of software development costs, share based compensation, and income taxes to be critical in fully understanding and evaluating our financial results. The application of these policies involves significant judgments and estimates by us.

Cash and Cash Equivalents and Marketable Securities

We account for our investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or SFAS 115. Under the provisions of SFAS 115, we have classified our investments as "available-for-sale" which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and marketable securities consist primarily of money market instruments, U.S. Treasury bills, auction rate securities and municipal bonds. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities, which consist of auction rate securities, typically were stated at par value prior to February 2008 due to the frequent resets through the auction process. While we continue to earn interest on auction rate securities at the maximum contractual rate, these investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, par value no longer approximates the estimated fair value of auction rate securities. A discounted cash flow model was used to determine the estimated fair value of our investment in auction rate securities as of March 31, 2009. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, timing and amount of cash flows and expected holding periods of the investments. Based on this assessment of fair value, as of March 31, 2009 we have recorded a cumulative decline in the fair value of auction rate securities of $3.6 million, which was deemed temporary. Assumptions used require significant judgments by management. Changes in the assumptions could result in materially different estimates of fair values, resulting in additional credits and charges presented in the consolidated financial statements.

Revenue Recognition

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable. Because we have determined that the software components of our products are essential to the functionality and value of these products, we recognize our revenue in accordance with AICPA Statement of Position 97-2 "Software Revenue Recognition."

Service revenue consists primarily of fees from customer support agreements, consulting and training. We generally provide software and hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

Multi-element arrangements are concurrent customer purchases of a combination of our product and service offerings that may be delivered at various points in time. For multi-element arrangements, each element of the purchase is analyzed and a portion of the total purchase price is allocated to the undelivered elements, primarily support agreements and training, using vendor-specific objective evidence of fair value of the undelivered elements. Under the residual method, the remaining portion of the total purchase price is allocated to the delivered elements, generally hardware and licensed software products, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value of the undelivered elements is based on the price customers pay when the element is sold separately. We review the separate sales of the undelivered elements on a semi-annual basis and update, when appropriate, our vendor-specific objective evidence of fair value for such elements to ensure that it reflects our recent pricing experience.

Uncollected Deferred Revenue

Because of our revenue recognition policies, there are circumstances for which we are unable to recognize revenue relating to sales transactions that have been billed, but the related account receivable has not been collected. While the receivable represents an enforceable obligation, for balance sheet presentation purposes we have not recognized the deferred revenue or the related account receivable and no amounts appear in our consolidated balance sheets for such transactions. The aggregate amount of unrecognized accounts receivable and deferred revenue was $1.2 million and $3.3 million at March 31, 2009 and 2008, respectively.

Valuation of Inventories

Inventories are stated at the lower of actual cost or their net realizable value. Cost is determined by using the first-in, first-out, or FIFO method. Inventories consist primarily of raw materials and finished goods. Inventory carrying values are reduced to our estimate of net realizable value. We regularly monitor our inventories for potential obsolete and excess inventory. Our net realizable value adjustment is based upon our estimates of forecasts of unit sales, expected timing and impact of new product introductions, historical product demand, current economic trends, expected market acceptance of our products and expected customer buying patterns. We adjust the cost basis of inventory that has been written down to reflect its net realizable value. As of March 31, 2009 and 2008, net realizable value adjustments included within inventory on the balance sheet totaled $986 thousand and $762 thousand, respectively. Significant judgments and estimates are made when establishing the net realizable value adjustment. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods.

Assumptions Related to Purchase Accounting and the Valuation of Goodwill and Acquired Intangible Assets

We account for our acquisitions using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations," or SFAS 141. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer relationships and developed product technology, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for planned integration liabilities as well as litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by NetScout professionals from legal, finance, human resources, information systems, research and development, sales and executive management. Significant changes in assumptions and estimates subsequent to completing the allocation of purchase price to the assets and liabilities acquired, as well as differences in actual results versus estimates, could result in material impacts to earnings.

The carrying value of goodwill was $128.2 million and $131.8 million as of March 31, 2009 and 2008, respectively. Goodwill is reviewed for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of our enterprise exceeds its fair value, the implied fair value of goodwill is compared with the carrying value of goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment loss is recognized in income equal to that excess. During the year ended March 31, 2009, a decrease of $3.6 million was made to adjust tax attributes and deferred tax assets related to the Network General acquisition including the release of the valuation allowance established on state tax attributes as part of the Network General acquisition.

We consider the market capitalization of our outstanding common stock versus our stockholders' equity as one indicator that may potentially trigger an impairment of goodwill analysis. Significant judgments and estimates are made when assessing impairment. If these accounting judgments and estimates prove to be materially inaccurate, an asset may be determined to be impaired and our financial results could be materially and adversely impacted in future periods. Likewise, if a future event or circumstance indicates that an impairment assessment is required and an asset is determined to be impaired, our financial results could be materially and adversely impacted in future periods. As of March 31, 2009, based upon our review, we determined that there has been no goodwill impairment.

The carrying value of acquired intangible assets was $59.6 million and $65.6 million as of March 31, 2009 and 2008, respectively. The carrying value of acquired intangible assets is recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. Our acquired intangible assets include developed product technology; customer relationships and an indefinite lived tradename resulting from the acquisition of Network General on November 1, 2007 (see Note 7 and Note 8 to our consolidated financial statements). We amortize acquired intangible assets over their estimated useful lives on a straight-line basis, except for the acquired tradename which has an indefinite life and thus, is not amortized. The carrying value of the indefinite lived tradename is evaluated for potential impairment on an annual basis. At March 31, 2009 we determined that there had been no impairment of acquired intangible assets, or indefinite lived assets. Significant judgment and estimates are made when estimating fair value and useful lives for acquired intangible assets. If these accounting judgments and estimates prove to be materially inaccurate, the value of these assets and our financial results could be materially and adversely impacted. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Capitalization of Software Development Costs

Costs incurred in the research and development of our products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed", or SFAS 86) and capitalized thereafter, until the related software products are available for first customer shipment. Judgment is required in determining the point at which technological feasibility has been met. Amortization of capitalized software development costs are charged to cost of revenue on a straight-line basis over two years. We also capitalize acquired software in accordance with SFAS 86.

Share-based Compensation

Effective April 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), "Share Based Payment", or SFAS 123R, using the modified prospective application transition method, and therefore have not restated prior periods' results. Under this method we recognize compensation expense for all share-based payments granted after April 1, 2006 and those shares granted in prior periods but not yet vested as of April 1, 2006, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, we recognize share-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award. Prior to SFAS 123R's adoption, we accounted for share-based payments under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, compensation expense was recognized only when we granted options with a discounted exercise price, granted restricted stock units, or granted options to non-employees.

Based on historical experience, we assumed an annualized forfeiture rate of 0% for awards granted to our directors during fiscal years 2009, 2008, and 2007, and an annualized forfeiture rate of 10%, 10%, and 12% for awards granted to our senior executives and remaining employees during fiscal years 2009, 2008, and 2007. We will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated. The cumulative effect of the accounting change resulted in pre-tax income of $111 thousand and was recognized in the statement of operations for the year ended March 31, 2007.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management estimated the volatility based on historical volatility of our stock. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if circumstances change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Income Taxes

Significant judgments and estimates are made when calculating our annual provision for income taxes. In addition, we may record certain tax reserves to address potential exposures involving our tax positions. Our estimate of the value of our tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. If these judgments and estimates prove to be materially inaccurate, our tax rate could fluctuate significantly and our financial results could be materially and adversely impacted in the future.

We recognize deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of these assets and liabilities as well as on acquired or incurred net operating loss carryforward amounts. We make an assessment of the likelihood that our deferred income tax assets will be recovered from future taxable income, and, to the extent that recovery is not believed to be more likely than not, a valuation allowance is established. All available evidence, both positive and negative, is considered in the determination of recording a valuation allowance. We consider past performance, future taxable income and ongoing tax planning strategies when assessing the need for a valuation allowance.

As of March 31, 2009, deferred income tax assets were $37.7 million, consisting primarily of $26.2 million of federal and state net operating loss carryforwards, $4.2 million of federal and state tax credits and $7.6 million other temporary book and tax accounting differences. Significant accounting judgments and estimates are made when determining whether it is more likely than not that our deferred income tax assets will be realized and, accordingly, do not require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and our financial results could be materially and adversely impacted in the future. If we determine that we will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be credited to income tax expense in the period such determination is made.

A valuation allowance has been established for certain federal foreign tax credits related to the Network General acquisition, which we believe do not meet the "more likely than not" criteria established by SFAS 109, "Accounting for Income Taxes". If it is later determined that we are able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then we may be required to recognize these deferred tax assets through the reduction of the valuation allowance. An adjustment to these deferred tax assets will be charged to income tax expense in the period such determination is made.

We account for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement. As used in FIN 48, the term "more likely than not" means that the likelihood of an occurrence is greater than 50%. We adopted FIN 48 as of April 1, 2007 as required.

Results of Operations

Fiscal Years Ended March 31, 2009 and 2008

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. No one customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2009 and 2008.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Revenue:						
Product	$154,161	58%	$106,182	63%	$47,979	45%
Service	113,443	42	62,774	37	50,669	81%
Total revenue	$267,604	100%	$168,956	100%	$98,648	58%

Product. The 45%, or $48.0 million, increase in product revenue was primarily due to the Network General acquisition. Product revenue as a percent of total revenue decreased five points when compared to fiscal year 2008. The acquisition of Network General has shifted the revenue mix as Network General had a larger service component to its business.

Service. The 81%, or $50.7 million, increase in service revenue was primarily due to the expansion of our customer base due to the acquisition of Network General and an increase in the number of customer support agreements attributable to new product sales generated during the last 12 months, combined with continued renewals of customer support agreements from our expanding installed product base.

Total product and service revenue from direct and indirect channels are as follows:

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Indirect	$158,195	59%	$109,740	65%	$48,455	44%
Direct	109,409	41	59,216	35	50,193	85%
Total revenue	$267,604	100%	$168,956	100%	$98,648	58%

The 44%, or $48.5 million, increase in indirect channel revenue is primarily the result of additional revenue generated as a result of the Network General acquisition as well as increased sales to the federal sector, which we sell to entirely through channel partners, and increased international sales which are almost exclusively sold through channel partners. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. The 85%, or $50.2 million, increase in direct channel revenue is primarily the result of additional revenue generated as a result of the Network General acquisition and a significant increase in fiscal 2009 in revenue from the United States where direct selling is more prevalent.

Total revenue by geography is as follows:

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
United States	$199,737	75%	$123,321	73%	$76,416	62%
International:						
Other Americas	17,276	6	7,354	4	9,922	135%
Europe – Middle East – Africa	37,618	14	27,188	16	10,430	38%
Asia Pacific	12,973	5	11,093	7	1,880	17%
Subtotal International	67,867	25	45,635	27	22,232	49%
Total revenue	$267,604	100%	$168,956	100%	$98,648	58%

Revenue from sales to customers outside the United States increased 49%, or $22.2 million, primarily as a result of the acquisition of Network General and increased sales to international telecommunications customers. This increase is due to a broad increase in international business but most notable in Other Americas where we had a 135% increase in revenue. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future. Revenue from sales to customers in the United States increased by 62%, or $76.4 million, primarily as the result of the Network General acquisition. The fiscal year ended March 31, 2008 only included five months of increased revenue since the Network General acquisition occurred on November 1, 2007.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, manufacturing personnel expenses, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software and developed product technology. The year ended March 31, 2008 also includes the cost of revenue impact associated with a purchase accounting adjustment to increase inventory to fair value at November 1, 2007. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 43,315	16%	$ 33,965	20%	$ 9,350	28%
Service	20,824	8	13,721	8	7,103	52%
Total cost of revenue	$ 64,139	24%	$ 47,686	28%	$16,453	35%
Gross profit:						
Product $	$110,846	41%	$ 72,217	43%	$38,629	53%
Product gross profit %	72%		68%		4%	
Service $	92,619	35%	49,053	29%	43,566	89%
Service gross profit %	82%		78%		4%	
Total gross profit $	$203,465		$121,270		$82,195	68%
Total gross profit %	76%		72%		4%	

Product. The 28%, or $9.4 million, increase in cost of product revenue was primarily due to the 45% increase in product revenue during the year ended March 31, 2009. A majority of the increase in revenue was associated with the acquisition of Network General. The product gross margin percentage increased by four points from 68% to 72% for the years ended March 31, 2008 and 2009, respectively, due to product mix and realized cost synergies mainly from reduced material costs resulting from the Network General acquisition. Average headcount in cost of product was 27 and 26 for the years ended March 31, 2009 and 2008, respectively

Service. The 52%, or $7.1 million, increase in cost of service revenue was primarily due to the $4.5 million increase in personnel costs associated with our customer support and training groups as a result of the Network General acquisition and $1.6 million of increased allocated overhead costs such as higher internal IT spending. The 89%, or $43.6 million, increase in service gross profit corresponds with the 81%, or $50.7 million, increase in service revenue, offset by the 52%, or $7.1 million, increase in cost of service revenue. The service gross margin percentage increased by four points from 78% to 82% for the year ended March 31, 2008 and 2009, respectively, due to a decline in purchase accounting valuation adjustments year over year as well as cost synergies resulting from the Network General acquisition. The acquisition of the Network General business has also shifted the revenue mix with service revenue accounting for a greater percentage of total revenue. Average headcount in cost of service was 99 and 63 for the years ended March 31, 2009 and 2008, respectively.

Gross profit. Our gross profit increased 68%, or $82.2 million. This increase was consistent with our revenue growth of 58%, or $98.6 million. The net effect of the combined increases in revenue and cost of revenue was a four point increase in gross profit percentage from 72% to 76% for the years ended March 31, 2008 and 2009, respectively. This increase in gross margin percentage is primarily attributable to favorable product mix, a shift in revenue mix towards our higher margin service business and realized cost synergies in fiscal year 2009 as a result of the Network General integration.

Operating Expenses

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Research and development	$ 40,189	15%	$ 30,000	18%	$10,189	34%
Sales and marketing	98,818	37%	69,652	41%	29,166	42%
General and administrative	26,118	10%	26,149	16%	(31)	0%
Amortization of acquired intangible assets	1,962	— %	811	— %	1,151	142%
Total	$167,087	62%	$126,612	75%	$40,475	32%

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 34%, or $10.2 million, increase in research and development expenses is primarily due to an $8.1 million increase in employee related expenses, $803 thousand increased overhead costs such as higher internal IT spending and $1.1 million in increased depreciation as a result of the Network General acquisition. These expenses increased primarily due to the fact that the fiscal year ended March 31, 2008 included only five months of increased expenses since the Network General acquisition occurred on November 1, 2007. Average headcount in research and development was 244 and 173 for the fiscal years ended March 31, 2009 and 2008, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, including commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising, and new product launch activities.

The 42%, or $29.2 million, increase in total sales and marketing expenses was primarily due to a $22.4 million increase in employee related expenses and sales incentive compensation tied directly to the 58% increase in revenue as a result of the acquisition of Network General, $2.3 million in increased travel expenses, $577 thousand in increased overhead costs such as higher internal IT spending, $1.6 million in increased sales office and rent expense from the additional sales offices and $489 thousand increase in sales meeting expenses. These expenses increased primarily due to the fact that the year ended March 31, 2008 included only five months of increased expenses since the Network General acquisition occurred on November 1, 2007. Average headcount in sales and marketing was 303 and 218 for the fiscal years ended March 31, 2009 and 2008, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

The $31 thousand decrease in general and administrative expenses was primarily due to a $6.0 million increase in employee related expenses, a $1.1 million increase in depreciation as a result of the Network General acquisition as well as the implementation of an Enterprise Resource Planning, or ERP, system on August 1, 2007, a $612 thousand increase in additional software licenses required for the additional headcount as a result of the Network General acquisition, a $570 thousand increase in accounting related fees and expenses and a $489 thousand increase in bad debt expenses offset by a $310 thousand decrease in consulting expenses and an $8.2 million decrease in Network General integration expenses. These expense increases noted above were primarily due to the fact that the year ended March 31, 2008 only included five months of increased expenses since the Network General acquisition occurred on November 1, 2007. Average headcount in general and administrative was 109 and 77 for the fiscal years ended March 31, 2009 and 2008, respectively.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships related to the acquisition of Network General.

The $1.2 million increase in amortization of acquired intangible assets was due to amortization of the customer relationships and net beneficial leases acquired in the acquisition of Network General in November 2007, offset by a $6 thousand decrease in Quantiva, Inc., or Quantiva, non-compete agreement amortization expense which became fully amortized during the first quarter of fiscal year 2008.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents, marketable securities and restricted investments and interest expense.

	Fiscal Year Ended March 31,					
	2009		2008		Change	
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Interest and other income (expense), net	$(5,337)	(2%)	$(1,207)	(1%)	$(4,130)	(342%)

The $4.1 million decrease in interest and other income (expense), net was primarily due to the $2.3 million increase in interest expense associated with debt that we entered into as a result of the acquisition of Network General, and a $1.8 million decrease in interest income due to the decrease in market interest rates received on investments in marketable securities.

Income Tax Expense (Benefit)

The annual effective tax rate for fiscal year 2009 is 35.4%, compared to an annual benefit of (68.1%) for fiscal year 2008. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of tax exempt interest income, differences in tax rates in foreign jurisdictions and federal and state tax credits. The difference in our effective tax rate compared to the prior year is primarily the result of our change to a net income position from a loss position in the prior year, a decrease in tax exempt interest income and the impact of federal and state tax credits during fiscal year 2009.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Income tax expense (benefit)	$10,993	4%	$(4,461)	(3%)	$15,454	346%

Net Income (Loss)

Net income (loss) for the fiscal years ended March 31, 2009 and 2008 was as follows:

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Net income (loss)	$20,048	7%	$(2,088)	(1%)	$22,136	1,062%

The $22.1 million increase in net income during the fiscal year ended March 31, 2009 was mainly attributable to the increase in total product and service gross profit of $82.2 million, offset by a $40.5 million increase in operating expenses mainly due to increased employee related expenses and incentive compensation as well as a $4.1 million increase in net interest expense.

Fiscal Years Ended March 31, 2008 and 2007

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. No one customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2008 and 2007.

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Revenue:						
Product	$106,182	63%	$ 63,524	62%	$42,658	67%
Service	62,774	37	38,948	38	23,826	61%
Total revenue	$168,956	100%	$102,472	100%	$66,484	65%

Product. The 67%, or $42.7 million, increase in product revenue was primarily due to $30.7 million in product revenue from the Network General acquisition, an increase of approximately 21% in average selling price per unit due to product mix and a 2% increase in the number of units sold for the historical NetScout business during the year ended March 31, 2008. The increase in both average selling price and units sold was due to continued strong demand for our higher capacity products, including some of our new product introductions.

Service. The 61%, or $23.8 million, increase in service revenue was primarily due to $17.9 million in service revenue from the Network General acquisition, and an increase in the number of customer support agreements attributable to new product sales generated during the 12 months, combined with continued renewals of customer support agreements from our expanding product installed base.

Total product and service revenue from direct and indirect channels are as follows:

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)					
(Dollars in Thousands)		**% of Revenue**		**% of Revenue**	**$**	**%**
Channel mix:						
Indirect	$109,740	65%	$ 62,006	61%	$47,734	77%
Direct	59,216	35	40,466	39	18,750	46%
Total revenue	$168,956	100%	$102,472	100%	$66,484	65%

The 77%, or $47.7 million, increase in indirect channel revenue is primarily the result of $31.6 million in incremental revenue from the Network General acquisition, increased sales to the federal sector, which we sell to entirely through channel partners, and increased international sales. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. All sales arrangements for the historical NetScout business and a majority for the Network General business have been transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since NetScout ships the products to a domestic location. The 46%, or $18.8 million, increase in direct channel revenue is primarily the result of $16.6 million in incremental revenue from the Network General acquisition.

Total revenue by geography is as follows:

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)					
		% of Revenue		**% of Revenue**	**$**	**%**
United States	$123,321	73%	$ 78,076	76%	$45,245	58%
International:						
Other Americas	7,354	4	5,595	6	1,759	31%
Europe – Middle East – Africa	27,188	16	11,689	11	15,499	133%
Asia Pacific	11,093	7	7,112	7	3,981	56%
Subtotal International	45,635	27	24,396	24	21,239	87%
Total revenue	$168,956	100%	$102,472	100%	$66,484	65%

Revenue from sales to customers outside the United States increased 87% primarily as a result of $16.6 million of incremental revenue related to the acquisition of Network General as well as increased sales in the EMEA region primarily from the stand alone NetScout business.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel expenses, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software and developed product technology. The year ended March 31, 2008 also includes the cost of revenue impact associated with a purchase accounting adjustment to increase inventory to fair value at November 1, 2007. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 33,965	20%	$17,184	17%	$16,781	98%
Service	13,721	8	6,444	6	7,277	113%
Total cost of revenue	$ 47,686	28%	$23,628	23%	$24,058	102%
Gross profit:						
Product $	$ 72,217	43%	$46,340	45%	$25,877	56%
Product gross profit %	68%		73%			
Service $	49,053	29%	32,504	32%	16,549	51%
Service gross profit %	78%		83%			
Total gross profit $	$121,270		$78,844		$42,426	54%
Total gross profit %	72%		77%		(5%)	

Product. The 98%, or $16.8 million, increase in cost of product revenue was primarily due to the 67% increase in product revenue during the year ended March 31, 2008. A majority of the increase in revenue was associated with the acquisition of Network General. The product gross margin percentage decreased by five points from 73% to 68% for the years ended March 31, 2008 and 2007, respectively, due to the cost of revenue impact associated with purchase accounting adjustments of $1.3 million, $1.7 million of amortization of product technology acquired in the acquisition of Network General, $655 thousand in integration expenses and a $410 thousand reduction to revenue associated with purchase accounting. Average headcount in cost of product was 26 and 22 for the years ended March 31, 2008 and 2007, respectively.

Service. The 113%, or $7.3 million, increase in cost of service revenue was primarily due to the $5.7 million increase in service cost related to the incremental revenue derived from the Network General acquisition. Cost of service revenue includes $425 thousand in integration expense. The 51%, or $16.5 million, increase in service gross profit corresponds with the 61%, or $23.8 million, increase in service revenue as a result of the Network General acquisition. Service gross profit decreased 5% to 78% for the year ended March 31, 2008. This is primarily attributable to the purchase accounting write down required of acquired deferred revenue associated with maintenance contracts. Average headcount in cost of service was 63 and 37 for the years ended March 31, 2008 and 2007, respectively.

Gross profit. Our gross profit in absolute dollars increased 54%, or $42.4 million. This increase was due to revenue growth of 65%, or $66.5 million, offset by the increase in product and service costs discussed above, $1.1 million in integration expenses and $1.7 million of expenses due to the amortization of product technology acquired. The net effect of the combined increases in revenue and cost of revenue was a five point decrease in gross profit percentage from March 31, 2007 to March 31, 2008. This decrease in gross profit percentage is primarily attributable to purchase accounting adjustments to product gross profit discussed above, plus a $12.2 million impact to service revenue associated with purchase accounting described above, as well as integration expenses and amortization of developed product technology.

Operating Expenses

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Research and development	$ 30,000	18%	$18,320	18%	$11,680	64%
Sales and marketing	69,652	41%	42,470	42%	27,182	64%
General and administrative	26,149	16%	10,531	10%	15,618	148%
Amortization of acquired intangible assets	811	— %	155	— %	656	423%
Total	$126,612	75%	$71,476	70%	$55,136	77%

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 64%, or $11.7 million, increase in research and development expenses is primarily due to $10.0 million in incremental costs related to the Network General business and $1.1 million of integration expenses associated with the acquisition of Network General. Average headcount in research and development was 173 and 106 for the fiscal years ended March 31, 2008 and 2007, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, including commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising and new product launch activities.

The 64%, or $27.2 million, increase in total sales and marketing expenses was primarily due to $1.5 million in integration expenses associated with the acquisition of Network General, $20.5 million in incremental costs related to the Network General business, an increase in employee related expenses primarily due to increased sales compensation as a result of increased revenue in fiscal year 2008 and a $276 thousand increase in spending for the NetScout User Forum relating to higher attendance. Average headcount in sales and marketing was 218 and 152 for the fiscal years ended March 31, 2008 and 2007, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

The 148%, or $15.6 million, increase in general and administrative expense was primarily due to a $9.0 million increase in integration expenses related to the Network General acquisition, $3.3 million in incremental costs related to the Network General business, $2.0 million in employee related expenses mainly due to higher incentive compensation and increased headcount, an increase in legal expenses, and increased IT expenses related to our ERP system which went live during the three months ended September 30, 2007. Average headcount in general and administrative was 77 and 53 for the fiscal years ended March 31, 2008 and 2007, respectively.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships related to the acquisition of Network General.

The 423%, or $656 thousand, increase in amortization of acquired intangible assets was primarily due to $785 thousand in amortization of the customer relationships acquired in the acquisition of Network General in November 2007, offset by a $149 thousand decrease in Quantiva non-compete agreement amortization expense which completed during the first quarter of fiscal year 2008.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents, marketable securities and restricted investments and interest expense.

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Interest and other income (expense), net	$(1,207)	(1%)	$3,898	4%	$(5,105)	(131%)

The 131%, or $5.1 million, decrease in interest and other income (expense), net was primarily due to the $3.9 million increase in interest expense associated with debt entered into as a result of the acquisition of Network General, a $179 thousand decrease in interest income due to the decrease in the cash balance as a result of the acquisition of Network General and a $992 thousand increase in foreign currency transaction expense due to the settlement of transactions, such as the collection of accounts receivable or the payment of liabilities related to the international balances of Network General, which are denominated in currencies other than the US dollar.

Income Tax Expense (Benefit)

The annual effective tax rate for fiscal year 2008 is (68.1%), compared to an annual effective tax rate of 32.0% for fiscal year 2007. Generally, the annual effective tax rates differ from the federal statutory and state tax rates primarily due to the impact of tax exempt interest income, differences in tax rates in foreign jurisdictions and federal and state tax credits. The reduction in our effective tax rate compared to the prior year is primarily the result of the Company's change to a net loss, increased tax exempt interest income and the impact of federal and state tax credits during fiscal year 2008.

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Income tax expense (benefit)	$(4,461)	(3%)	$3,598	4%	$(8,059)	(224%)

Cumulative effect of accounting change, net of tax

Cumulative effect of accounting change, net of tax includes the effect of applying a forfeiture rate to share-based compensation awards upon the adoption of SFAS 123R during the first quarter of fiscal year 2007.

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Cumulative effect of accounting change, net of taxes of $42	$—	— %	$69	— %	$(69)	(100)%

Net Income (Loss)

Net income (loss) for the fiscal years ended March 31, 2008 and 2007 was as follows:

	Fiscal Year Ended March 31,				Change	
	2008		2007			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Net income (loss)	$(2,088)	(1%)	$7,737	8%	$(9,825)	(127%)

The 127%, or $9.8 million, decrease in net income during the fiscal year ended March 31, 2008 was mainly attributable to $12.7 million in integration expenses related to the acquisition of Network General and increased interest expense on debt incurred in connection with such acquisition, partially offset by the contribution of the Network General business, and gross profit improvement on historical NetScout business. Net income was impacted by the purchase accounting adjustments attributable to the Network General business that reduced revenue by $12.6 million and increased cost of product revenue by $1.3 million.

Contractual Obligations

As of March 31, 2009, we had the following contractual obligations:

Payment due by period (Dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short and long-term debt obligations(1)	$104,604	$13,937	$32,663	$58,004	$ —
Unconditional purchase obligations	580	580	—	—	—
Operating lease obligations(2)	20,217	5,960	9,548	4,709	—
Retirement obligations	2,690	216	496	894	1,084
Total contractual obligations	$128,091	$20,693	$42,707	$63,607	$1,084

We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of April 1, 2007. As of March 31, 2009, the total amount of net unrecognized tax benefits for uncertain tax positions and the accrual for the related interest was $314 thousand. We are unable to make a reliable estimate when cash settlement, if any, will occur with a tax authority as the timing of examinations and ultimate resolution of those examinations is uncertain.

(1) Includes interest at an interest rate of 4.375% for our outstanding term loan at March 31, 2009.

(2) We lease facilities and certain equipment under operating lease agreements extending through September 2013 for a total of $20.2 million.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Warranty and Indemnification

We warrant that our software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes firmware, the standard warranty commences upon shipment and expires 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires 12 months thereafter. Additionally, this warranty is subject to various exclusions which include, but are not limited to, non-conformance resulting from modifications made to the software or hardware by a party other than NetScout; customer's failure to follow our installation, operation or maintenance instructions; and events outside of our reasonable control. We also warrant that all support services will be performed in a good and workmanlike manner. We believe that our product and support service warranties are consistent with commonly accepted industry standards. No warranty cost information is presented and no warranty costs are accrued since service revenue associated with warranty is deferred at the time of sale and recognized ratably over the warranty period.

Contracts that we enter into in the ordinary course of business may contain standard indemnification provisions. Pursuant to these agreements, we may agree to defend third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. patent and/or European Union, or EU, or other selected countries' patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU, and/or other selected countries' trademark or intellectual property rights. Moreover, this indemnity may require us to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for reasonable attorney's fees incurred by them from the lawsuit.

On limited occasions, we may agree to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate us to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury or tangible property damage legally determined to have been caused by negligently designed or manufactured products.

In connection with its formation, Network General agreed to indemnify certain stockholders against third-party claims arising out of the stock subscription agreement or services rendered to Network General by those stockholders. We have recorded no liability associated with these indemnifications as we are not aware of any pending or threatened actions or claims against the indemnified parties that are probable losses and consider the likelihood of any successful claims or actions to be remote.

We have agreed to indemnify our directors and officers and our subsidiaries' directors and officers if they are made a party or are threatened to be made a party to any proceeding (other than an action by or in the right of NetScout) by any reason of the fact that the indemnified are an agent of NetScout or by reason of anything done or not done by them in any such capacity. This indemnity includes the directors and officers of Network General prior to its acquisition by NetScout on November 1, 2007. The indemnity is for any and all expenses and liabilities of any type (including but not limited to, judgments, fines and amounts paid in settlement) reasonably incurred by the directors or officers in connection with the investigation, defense, settlement or appeal of such proceeding, provided they acted in good faith.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities consist of the following:

	As of March 31,		
	2009	2008	2007
	(Dollars in Thousands)		
Cash and cash equivalents	$ 82,222	$ 56,702	$ 18,925
Short-term marketable securities	24,162	10,465	69,204
Long-term marketable securities	29,528	33,764	11,975
Cash, cash equivalents and marketable securities	$135,912	$100,931	$100,104

At March 31, 2009, we had a revolving credit facility with a syndicate of lenders led by KeyBank National Association, or KeyBank, which allows us to borrow up to $10 million for working capital purposes and to obtain letters of credit subject to a sublimit. Amounts outstanding under the facility bear interest at a floating interest rate dependent upon, at our election, LIBOR or KeyBank's prime rate, in each case plus a margin, and are collateralized by substantially all of our assets. Under the agreement, we are required to comply with certain financial covenants which require that we maintain minimum amounts of liquidity, the most restrictive of which is a minimum fixed charge coverage ratio of no less than 1.25 to 1.00 and a maximum leverage ratio of less than 3.00 to 1.00. As of March 31, 2009, we were in compliance with such covenants. As of March 31, 2009, no amounts were outstanding under the revolving credit facility.

Cash, cash equivalents, and marketable securities increased by $35.0 million from March 31, 2008 to March 31, 2009. While cash and cash equivalents increased by $25.5 million, short and long-term marketable securities increased in total by $9.5 million.

Our long-term marketable securities include investments in auction rate securities valued at $29.5 million at March 31, 2009, including accrued interest. Auction rate securities are publicly issued securities with long-term maturities for which interest rates reset through a Dutch auction in short-term intervals, in the case of our securities every 35 days. This mechanism was structured to allow existing investors to roll over their holdings and continue to own their respective securities or liquidate their holdings by selling at par value through the auction process. The Company invested in these securities as part of its cash management program. Historically, this auction process provided liquidity and supported a short-term classification of these securities on the consolidated balance sheet. Beginning in February 2008 and continuing through the date of this report, uncertainties in the credit markets resulted in failed auctions and a lack of short-term liquidity for these securities, which has caused us to classify our auction rate securities within long term marketable securities on the consolidated balance sheet. As of March 31, 2009 our auction rate securities consisted of six positions issued by municipal agencies with a total par value of $33.0 million and a current estimated market value totaling $29.5 million. During the quarter ended December 31, 2008, a partial call transaction was closed related to one of our auction rate securities positions. As a result of the call we received proceeds of $400 thousand, which represented a recovery of the full par value of a portion of this particular security. The auction rate securities held by NetScout at March 31, 2009 have maturity dates ranging from December 2032 through December 2039. These investments range from AAA to A rated and are collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program, or FFELP, and by monoline insurance companies. We have the ability and intent to hold these securities until a recovery in the auction process or other liquidity event occurs. The fair value of these securities has been estimated by management based on the assumptions that market participants would use in pricing the asset in a current transaction in accordance with SFAS 157 "Fair Value Measurements" and FSP 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" as further disclosed in Note 4 to our consolidated financial statements. We will continue to analyze our auction rate securities each reporting period for impairment, and we may be required to record an impairment charge in the consolidated statement of operations if the decline in fair value is determined to be other-than-temporary. The estimated fair value of our auction rate securities could change significantly based on market and economic conditions, including: changes in market rates, the estimated timing until a liquidity event, or the discount factor associated with illiquidity and the credit ratings of our securities. There is no assurance as to when liquidity will return to this investment class, and therefore, we continue to monitor and evaluate these securities. Based on our expected operating cash flows, and our other sources of cash, we do not expect the lack of liquidity in these investments to affect our ability to execute our current business plan.

Cash and cash equivalents were impacted by the following:

	Year Ending March 31,		
	2009	2008	2007
	(Dollars in thousands)		
Net cash provided by operating activities	$ 44,396	$36,336	$ 14,419
Net cash (used in) provided by investing activities	(17,843)	466	(58,997)
Net cash (used in) provided by financing activities	(1,315)	458	1,827

Net cash provided by operating activities.

Net cash provided by operating activities amounted to $44.4 million during the fiscal year ended March 31, 2009. The primary sources of operating cash flow in the fiscal year ended March 31, 2009 included net income of $20.0 million, adjusted to exclude the effects of non-cash items of $23.8 million, including depreciation and amortization, share-based compensation expense, deferred income taxes and inventory write-downs, an $8.6

million decrease in prepaid expenses and other current assets mainly due to discontinuance of outsourcing the Network General inventory and a $4.9 million decrease in inventories, offset by a $7.8 million increase in accounts receivable resulting from increased revenue and billing and the timing of cash collections and shipments. The overall increase in cash provided by operating activities is attributable to net income improvement over the prior year.

Net cash provided by operating activities amounted to $36.3 million during the fiscal year ended March 31, 2008. The primary sources of operating cash flow in the fiscal year ended March 31, 2008 included a $34.5 million increase in deferred revenue including incremental maintenance contract renewals from Network General customers, a $7.2 million decrease in accounts receivables, net of the effects of the acquisition of the Network General business, as a result of additional sales and the timing of such sales within the fiscal year ended March 31, 2008, offset by a $3.1 million increase in inventory due to purchases to support anticipated order flow.

Net cash provided by operating activities amounted to $14.4 million during the fiscal year ended March 31, 2007. The primary sources of operating cash flow in the fiscal year ended March 31, 2007 included net income of $7.7 million, adjusted to exclude the effects of non-cash items of $5.9 million, including depreciation and amortization and share-based compensation expense, a decrease of $926 thousand in accrued compensation and other expenses primarily as a result of incentive compensation and sales commissions, and an increase in deferred revenue of $2.8 million mainly due to an increase in the number of customer support agreements attributable to new product sales generated over the preceding fiscal year combined with continued renewals of customer support agreements from our expanding product installed base, offset by a $1.9 million increase in inventories due to the increased order volume and a $1.6 million increase in accounts receivables as a result of additional sales and the timing of such sales within the fiscal year ended March 31, 2007.

Net cash (used in) provided by investing activities.

For the fiscal years ended March 31, 2009, 2008 and 2007, cash (used in) provided by investing activities reflects the purchase of marketable securities of $30.3 million, $32.5 million and $104.2 million, respectively, offset by the proceeds from the maturity of marketable securities due to cash management activities of $17.4 million, $69.3 million and $48.9 million, respectively. The fiscal year ended March 31, 2008 includes the acquisition of Network General for $30.9 million, net of cash acquired in such transaction. Cash used in investing activities also includes capital expenditures. Capital expenditures for internal use software of $515 thousand and $1.5 million for the fiscal years ended March 31, 2008 and 2007, respectively, represent costs of procurement and development of a new ERP system that was implemented in August 2007. Capital expenditures for fixed assets of $5.0 million, $4.9 million and $2.2 million for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, represent an investment in our infrastructure as we prepare for future growth. We anticipate that our investment in our infrastructure will continue in future quarters.

Net cash (used in) provided by financing activities.

Net cash used in financing activities was $1.3 million during the fiscal year ended March 31, 2009. The primary outflow was due to the repayment of $6.3 million of our long-term debt with KeyBank, offset by proceeds from the exercise of stock options in the amount of $4.6 million and a tax benefit from stock options exercised of $362 thousand.

Net cash provided by financing activities was $458 thousand during the fiscal year ended March 31, 2008. The primary source was mainly due to proceeds received from the incurrence of long-term debt with KeyBank in connection with the re-financing of our senior secured floating rate notes, due in 2012, totaling $99.0 million net of deferred financing costs, offset by the repayments of long-term debt totaling $101.3 million which represents repayment of senior secured floating rate notes and the first principal payment on our long-term debt with KeyBank. Cash provided by financing activities for the fiscal year ended March 31, 2008 also included the exercise of stock options in the amount of $2.7 million.

Net cash provided by financing activities was $1.8 million during the fiscal year ended March 31, 2007. The primary source was the exercise of stock options in the amount of $3.9 million, offset by the purchase of treasury stock of $2.4 million, in connection with our open market stock repurchase program. On September 17, 2001, NetScout announced an open market stock repurchase program that enables NetScout to purchase up to one million shares of its outstanding common stock, subject to market conditions and other factors. On July 26, 2006, the Company announced that it had expanded the existing open market repurchase program to enable the Company to purchase an additional three million shares of the Company's outstanding common stock, bringing the total number of shares authorized for repurchase to 4 million shares. Through the fiscal year ended March 31, 2007, NetScout has repurchased 328,794 shares of its common stock into treasury stock through its open market stock repurchase program. Cash to be used under this program in the future is undeterminable at this point in time.

Liquidity

We believe that our cash balances, short-term marketable securities classified as available-for-sale and future cash flows generated by operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and scheduled principal and interest payments on our debt for at least the next 12 months. If demand for our product were to decrease substantially, our ability to generate cash flow sufficient for our short-term working capital and expenditure needs could be materially impacted.

Additionally, a portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies such as our recent acquisition of Network General. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. The sale of additional equity or debt securities could result in additional dilution to our stockholders.

Recent Accounting Standards

In April 2009, the FASB issued FASB Staff Position, or FSP, No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased in Identifying Transactions That Are Not Orderly". FSP 157-4 provides guidance in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly. This FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. We are currently evaluating the impact, if any, of the adoption of FSP 157-4 on our financial position and results of operations.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments." This guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than temporary impairments into two components: (1) the amount related to credit losses (recorded in earnings) and (2) all other amounts (recorded in other comprehensive income). This FSP is effective for us beginning in the first quarter or our fiscal year 2010. We are currently evaluating the impact, if any, of the adoption of this FSP on our financial position and results of operations.

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, "Goodwill and Other Intangible Assets". This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact, if any, of the adoption of FSP 142-3 on our financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," or SFAS 161. SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity's financial position, financial performance, and cash flows. Among other things, SFAS 161 requires disclosure of the fair values of derivative instruments and associated gains and losses in a tabular format. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 also encourages but does not require comparative disclosures for earlier periods at initial adoption. We are currently evaluating the potential impact, if any, of the adoption of SFAS 161 on our financial position and results of operations. We did not have any derivative instruments or hedging activities at March 31, 2009.

On February 12, 2008, the FASB issued FSP No. FAS 157-2, "Effective Date of FASB Statement No 157," which provides a one-year deferral of the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements at least annually. We adopted FSP 157 beginning April 1, 2008 and deferred the application of SFAS 157 to nonfinancial assets and liabilities until April 1, 2009. We are currently evaluating the potential impact, if any, of the adoption of SFAS 157 on our nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51", or SFAS No. 160. SFAS 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified in the consolidated statement of financial position within equity, but separate from the parent's equity. This standard also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our financial position and results of operations. We did not have any minority interests as of March 31, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations", or SFAS 141R, which replaces SFAS 141. SFAS 141R requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141R also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. We expect that the application of SFAS 141R to any future acquisitions will have a material impact on recording those acquisitions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our primary market risk exposures are in the areas of illiquidity of auction rate securities, interest rate risk and foreign currency exchange rate risk.

Credit Risk. Our cash equivalents and short-term marketable securities consist primarily of money market instruments, U.S. Treasury bills and municipal obligations. We currently do not hedge interest rate exposure, but do not believe that a fluctuation in interest rates would have a material impact on the value of our cash equivalents and marketable securities. Our long-term marketable securities, which consist primarily of auction rate securities, are stated at fair value based on risk adjusted discounted cash flow calculations. Prior to February 2008, these securities typically were stated at par value. While we continue to earn interest on auction rate securities at the maximum contractual rate, these investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, par value no longer approximates the estimated fair value of auction rate securities. As a result of their illiquidity, we have recorded a temporary impairment at March 31, 2009 against the carrying value of our auction rate securities.

Additional information regarding auction rate securities is detailed in Note 3 to the Consolidated Financial Statements held by NetScout at March 31, 2009.

At March 31, 2009 and periodically throughout the year, we have maintained cash balances in various operating accounts in excess of federally insured limits. We limit the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which we invest.

Interest Rate Risk. We are exposed to market risks related to fluctuations in interest rates related to our term loan with KeyBank. As of March 31, 2009, we owed $92.5 million on this loan with a weighted average interest rate of 4.375%. A sensitivity analysis was performed on the outstanding portion of our debt obligation as of March 31, 2009. Should the current weighted average interest rate increase or decrease by 10%, the resulting annual increase or decrease to interest expense would be approximately $388 thousand.

Foreign Currency Exchange Risk. NetScout's exposure to currency exchange rate fluctuations historically has been limited. Prior to the acquisition of Network General, all of our revenue transactions were executed in U.S. dollars. Currently, the substantial majority of our revenue transactions are executed in U.S. dollars. NetScout pays for certain foreign operating expenses such as payroll, rent and office expense in local currency, and, therefore, currency exchange rate fluctuations could have an adverse impact on our operating results and financial condition. Currently, NetScout does not engage in foreign currency hedging activities. The impact of currency exchange rate fluctuations on the translation of foreign currency denominated account balances and transactions is recorded in the period incurred.

Item 8. Financial Statements and Supplementary Data

NetScout's Consolidated Financial Statements and Schedule and Report of Independent Registered Public Accounting Firm appear beginning on page F-1 attached to this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2009, NetScout, under the supervision and with the participation of our management, including the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2009, our disclosure controls and procedures were effective in ensuring that material information relating to NetScout, including its consolidated subsidiaries, required to be disclosed by NetScout in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. Based on our assessment, we concluded that our internal control over financial reporting was effective as of March 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of March 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein at F-2 of this Annual Report on Form 10-K.

Item 9B. Other Information

As of May 28, 2009, the Company entered into severance agreements with certain of its executive officers, including all of its named executive officers other than its Chief Executive Officer. With respect to Michael Szabados, the Company's Chief Operating Officer; David P. Sommers, the Company's Senior Vice President, General Operations and Chief Financial Officer; and John W. Downing, the Company's Senior Vice President, Worldwide Sales Operations, and certain other executive officers, the respective severance agreements provide certain payments in the event that such officer is terminated without cause (as defined in the applicable agreement) or resigns for good reason (as defined in the applicable agreement) at any time prior to a change in control of the Company (as defined in the applicable agreement) or within one year thereafter. In such event, such officer will receive twelve months of his then current salary, and, if such termination occurs after a change of control, such officer will also receive a prorated amount of his maximum annual target bonus, based on the months elapsed in such year that in any event will not be less than half of his maximum annual target bonus and accelerated vesting of any outstanding unvested equity awards under the Company's 2007 Equity Incentive Plan that would have vested or become exercisable within one year of such termination. With respect to the severance agreement with Mr. Downing, if such termination occurs after a change of control such payments will also include accrued but unpaid sales commissions plus a prorated amount of his maximum target sales commissions (without double counting for previously paid commissions) that in any event will not be less than fifty percent of his maximum target sales commissions. With respect to the severance agreement with Jeffrey R. Wakely, the Company's Vice President, Finance and Chief Accounting Officer and certain other executive officers, if such officer is terminated without cause or resigns for good reason at any time within one year after a change in control of the Company, such officer will receive six months of his then current salary plus a prorated amount of his maximum annual target bonus based on the months elapsed in such year that in any event will not be less than half of his maximum annual target bonus. Each of the severance agreements listed above contain a two year initial term with one year automatic renewal terms unless the Company or the respective executive officer elects not to renew the agreement. Such agreements also contain forfeiture provisions requiring repayment of such severance amounts if it is ultimately determined that any such executive officer committed certain prohibited conduct while employed by the Company or materially breached any of such officer's agreements with the Company. The severance agreement with Mr. Sommers replaces his existing severance arrangement with the Company.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 9, 2009.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 9, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 9, 2009.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 9, 2009.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 9, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) 1. Consolidated Financial Statements.

2. Financial Statement Schedule.

3. List of Exhibits.

We hereby file as part of, or incorporate by reference into, this Annual Report on Form 10-K the exhibits listed on the index to exhibits immediately following the financial statements.

(b) We hereby file as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above.

(c) We hereby file as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By: /s/ ANIL K. SINGHAL

Anil K. Singhal
President, Chief Executive Officer, and Chairman

Date: June 1, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ ANIL K. SINGHAL **Anil K. Singhal**	President, Chief Executive Officer, and Chairman (Principal Executive Officer)	June 1, 2009
/s/ DAVID P. SOMMERS **David P. Sommers**	Senior Vice President, General Operations and Chief Financial Officer (Principal Financial Officer)	June 1, 2009
/s/ JEFFREY R. WAKELY **Jeffrey R. Wakely**	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	June 1, 2009
/s/ VICTOR A. DEMARINES **Victor A. DeMarines**	Director	June 1, 2009
/s/ JOHN R. EGAN **John R. Egan**	Director	June 1, 2009
/s/ JOSEPH G. HADZIMA, JR. **Joseph G. Hadzima, Jr**	Director	June 1, 2009
/s/ STUART MCGUIGAN **Stuart McGuigan**	Director	June 1, 2009
/s/ VINCENT J. MULLARKEY **Vincent J. Mullarkey**	Director	June 1, 2009
/s/ STEPHEN PEARSE **Stephen Pearse**	Director	June 1, 2009

NetScout Systems, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NetScout Systems, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a)(1) present fairly, in all material respects, the financial position of NetScout Systems, Inc. and its subsidiaries at March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, in 2007, the Company changed the manner in which it accounts for share-based compensation.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
June 1, 2009

NetScout Systems, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31, 2009	March 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 82,222	$ 56,702
Marketable securities	24,162	10,465
Accounts receivable, net of allowance for doubtful accounts of $572 and $86 at March 31, 2009 and 2008, respectively	39,827	32,048
Inventories	6,850	12,083
Refundable income taxes	8,389	5,036
Deferred income taxes	2,796	6,052
Prepaid expenses and other current assets	4,939	13,546
Total current assets	169,185	135,932
Fixed assets, net	13,848	16,729
Goodwill	128,177	131,802
Acquired intangible assets, net	59,610	65,569
Deferred income taxes	34,941	34,891
Long-term marketable securities	29,528	33,764
Other assets	1,445	2,250
Total assets	$436,734	$420,937
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 6,385	$ 9,207
Accrued compensation	23,156	23,594
Accrued other	5,407	7,805
Income taxes payable	1,702	1,065
Long-term debt, current portion	10,000	6,250
Deferred revenue	70,815	74,257
Total current liabilities	117,465	122,178
Other long-term liabilities	771	917
Accrued long-term retirement benefits	1,330	1,245
Long-term deferred revenue	8,937	6,764
Long-term debt, net of current portion	82,500	92,500
Total liabilities	211,003	223,604
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2009 and 2008	—	—
Common stock, $0.001 par value: 150,000,000 shares authorized; 44,811,729 and 43,370,802 shares issued and 40,279,712 and 38,838,785 shares outstanding at March 31, 2009 and 2008, respectively	45	43
Additional paid-in capital	192,844	182,789
Accumulated other comprehensive income (loss)	(1,461)	246
Treasury stock at cost, 4,532,017 shares at March 31, 2009 and 2008	(28,939)	(28,939)
Retained earnings	63,242	43,194
Total stockholders' equity	225,731	197,333
Total liabilities and stockholders' equity	$436,734	$420,937

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year ended March 31,		
	2009	2008	2007
Revenue:			
Product	$154,161	$106,182	$ 63,524
Service	113,443	62,774	38,948
Total revenue	267,604	168,956	102,472
Cost of revenue:			
Product(1)	43,315	33,965	17,184
Service(1)	20,824	13,721	6,444
Total cost of revenue	64,139	47,686	23,628
Gross profit	203,465	121,270	78,844
Operating expenses:			
Research and development(1)	40,189	30,000	18,320
Sales and marketing(1)	98,818	69,652	42,470
General and administrative(1)	26,118	26,149	10,531
Amortization of acquired intangible assets	1,962	811	155
Total operating expenses	167,087	126,612	71,476
Income (loss) from operations	36,378	(5,342)	7,368
Interest and other income (expense), net:			
Interest income	2,031	3,813	3,992
Interest expense	(6,287)	(4,019)	(85)
Other expense, net	(1,081)	(1,001)	(9)
Total interest and other income (expense), net	(5,337)	(1,207)	3,898
Income (loss) before income taxes and cumulative effect of accounting change	31,041	(6,549)	11,266
Income tax expense (benefit)	10,993	(4,461)	3,598
Income (loss) before cumulative effect of accounting change	20,048	(2,088)	7,668
Cumulative effect of accounting change, net of taxes of $42	—	—	69
Net income (loss)	$ 20,048	$ (2,088)	$ 7,737
Basic net income (loss) per share	$ 0.51	$ (0.06)	$ 0.24
Diluted net income (loss) per share	$ 0.49	$ (0.06)	$ 0.23
Weighted average common shares outstanding used in computing:			
Net income (loss) per share—basic	39,351	34,913	31,713
Net income (loss) per share—diluted	40,925	34,913	33,050
(1) Share-based compensation expenses included in these amounts are as follows:			
Cost of product revenue	$ 119	$ 57	$ 41
Cost of service revenue	217	78	51
Research and development	1,278	502	503
Sales and marketing	2,232	997	608
General and administrative	1,276	435	270
Total share-based compensation expense, before income tax effect	$ 5,122	$ 2,069	$ 1,473

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands, except share data)

	Common stock Voting		Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Treasury Stock	Retained Earnings	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Par Value							
Balance, March 31, 2006	35,488,019	$ 35	$120,057	$ (122)	$(4,434)	$(26,490)	$37,545	$126,591	
Net Income							7,737	7,737	$ 7,737
Net unrealized investment gains (losses)				76				76	76
Comprehensive income									$ 7,813
Effect of adoption of SFAS 123(r)			(4,545)		4,434			(111)	
Issuance of common stock pursuant to exercise of options	833,069	1	3,871					3,872	
Issuance of common stock pursuant to vesting of restricted stock options	260,764							—	
Stock-based compensation expense for awards granted to employees			1,403					1,403	
Stock-based compensation expense for awards granted to non-employees			70					70	
Repurchase of treasury stock						(2,449)		(2,449)	
Tax benefits of disqualifying dispositions of incentive stock options			1,218					1,218	
Balance, March 31, 2007	36,581,852	36	122,074	(46)	—	(28,939)	45,282	138,407	
Net Loss							(2,088)	(2,088)	$ (2,088)
Net unrealized investment gains (losses)				(145)				(145)	(145)
Current translation adjustment				437				437	437
Comprehensive loss									$ (1,796)
Issuance of common stock pursuant to exercise of options	532,211	1	2,735					2,736	
Issuance of common stock pursuant to vesting of restricted stock options	256,739	—	—					—	
Issuance of common stock pursuant to acquisition of Network General	6,000,000	6	55,911					55,917	
Stock-based compensation expense for awards granted to employees			175					175	
Stock-based compensation expense for restricted stock units granted to employees			1,868					1,868	
Stock-based compensation expense for awards granted to non-employees			26					26	
Balance, March 31, 2008	43,370,802	43	182,789	246	—	(28,939)	43,194	197,333	
Net Income							20,048	20,048	$20,048
Net unrealized investment gains (losses)				(1,707)				(1,707)	(1,707)
Comprehensive income									$18,341
Issuance of common stock pursuant to exercise of options	819,580	2	4,571					4,573	
Issuance of common stock pursuant to vesting of restricted stock options	621,347	—	—					—	
Stock-based compensation expense for awards granted to employees			141					141	
Stock-based compensation expense for restricted stock units granted to employees			4,981					4,981	
Tax benefits of disqualifying dispositions of incentive stock options			362					362	
Balance, March 31, 2009	44,811,729	$ 45	$192,844	$(1,461)	$ —	$(28,939)	$63,242	$225,731	

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ 20,048	$ (2,088)	$ 7,737
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Cumulative effect of accounting change	—	—	(111)
Depreciation and amortization	13,805	8,726	3,696
Loss on disposal of fixed assets	8	13	7
Inventory write-down	300	316	183
Share-based compensation expense associated with equity awards	5,122	2,069	1,473
Tax benefit from stock options exercised	—	—	813
Deferred income taxes	8,225	(1,812)	(132)
Changes in assets and liabilities, net of the effects of acquisitions			
Accounts receivable	(7,779)	7,161	(1,552)
Inventories	4,933	(3,079)	(1,929)
Refundable income taxes	(3,353)	(4,379)	328
Prepaid expenses and other current assets	8,640	(2,494)	(250)
Other assets	798	1,114	(31)
Accounts payable	(2,822)	(2,040)	296
Accrued compensation and other expenses	(2,897)	(2,545)	926
Income taxes payable	637	873	192
Deferred revenue	(1,269)	34,501	2,773
Net cash provided by operating activities	44,396	36,336	14,419
Cash flows from investing activities:			
Purchase of marketable securities	(30,326)	(32,495)	(104,183)
Proceeds from maturity of marketable securities	17,449	69,277	48,859
Purchase of fixed assets	(4,966)	(4,858)	(2,183)
Acquisition of Network General, net of cash acquired	—	(30,943)	—
Capitalized expenditures for internal use software	—	(515)	(1,475)
Capitalized software development costs	—	—	(15)
Net cash (used in) provided by investing activities	(17,843)	466	(58,997)
Cash flows from financing activities:			
Proceeds from the exercise of stock options	4,573	2,736	3,871
Proceeds from issuance of long-term debt, net of issuance costs	—	98,972	—
Repayment of long-term debt	(6,250)	(101,250)	—
Purchase of treasury shares	—	—	(2,449)
Excess tax benefit from stock options exercised	362	—	405
Net cash (used in) provided by financing activities	(1,315)	458	1,827
Effect of exchange rate changes on cash and cash equivalents	282	517	—
Net increase (decrease) in cash and cash equivalents	25,520	37,777	(42,751)
Cash and cash equivalents, beginning of year	56,702	18,925	61,676
Cash and cash equivalents, end of year	$ 82,222	$ 56,702	$ 18,925
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 5,878	$ 3,503	$ 1
Cash paid for income taxes	$ 4,859	$ 2,652	$ 3,314
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued in connection with the acquisition of Network General	$ —	$ 56,100	$ —
Issuance of debt in connection with the acquisition of Network General	$ —	$ 100,000	$ —

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Notes to Consolidated Financial Statements

1. Nature of Business

NetScout Systems, Inc., or NetScout or the Company, designs, develops, manufactures, markets, sells and supports a family of integrated management products that enable Unified Service Delivery Management capabilities, performance management and optimization of complex, high-speed networks, enabling delivery of critical business applications, services and content efficiently to customers and end-users. These solutions enable large information technology, or IT, organizations to optimize, protect and simplify their IT infrastructure and operational environments while bringing enhanced operational efficiencies and helping to reduce the total overall cost of IT operations. NetScout manufactures and markets these products in integrated hardware and software solutions that have been used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. NetScout has a single operating segment and substantially all of its identifiable assets are located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NetScout and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include revenue recognition, valuation of inventories, assumptions related to purchase accounting, valuation of goodwill and acquired intangible assets, capitalization of software development costs, purchased software and internal use software, share-based compensation and income taxes. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Cash and Cash Equivalents and Marketable Securities

NetScout accounts for its investments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, "Accounting for Certain Investments in Debt and Equity Securities", or SFAS 115. Under the provisions of SFAS 115, NetScout has classified its investments as "available-for-sale" which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. NetScout considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash and cash equivalents typically consist of money market instruments, commercial paper with a maturity of three months or less and cash maintained with various financial institutions. Marketable securities generally consist of U.S. Treasury bills, commercial paper with an original maturity of greater than three months, U.S. government bonds, corporate bonds, auction rate securities and municipal bonds. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value.

Long-term marketable securities, which consist of auction rate securities, typically were stated at par value prior to February 2008 due to the frequent resets through the auction process. While NetScout continues to earn interest on auction rate securities at the maximum contractual rate, these investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, par value no longer

2. Summary of Significant Accounting Policies (Continued)

approximates the estimated fair value of auction rate securities. A discounted cash flow model was used to determine the estimated fair value of our investment in auction rate securities as of March 31, 2009. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, timing and amount of cash flows, a liquidity risk premium and expected holding periods of the investments. Based on this assessment of fair value, as of March 31, 2009 NetScout has recorded a cumulative decline in the fair value of auction rate securities of $3.6 million, which was deemed temporary and thus was recorded to accumulated other comprehensive income (loss) in stockholders' equity.

Refer to Note 3 for further information regarding auction rate securities held by NetScout at March 31, 2009.

At March 31, 2009 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which it invests.

Restricted Investment

NetScout has a restricted investment account related to a deferred compensation plan of $1.2 million, which is included in prepaid and other current assets. At March 31, 2009, there were unrealized losses of $42 thousand recorded as accumulated other comprehensive income (loss) related to this investment. At March 31, 2008, there were unrealized gains of $9 thousand, recorded as accumulated other comprehensive income (loss). The restriction on the investment account has no impact on the fair value as the restriction would not pass to another party in the event of the sale of the investments.

Revenue Recognition

Product revenue consists of sales of NetScout's hardware products and licensing of its software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable. Because NetScout has determined that the software components of its products are essential to the functionality and value of these products, the Company recognizes revenue in accordance with AICPA Statement of Position, or SOP, 97-2, "Software Revenue Recognition."

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides software and hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

The Company enters into multiple element arrangements in the normal course of business with its customers. Each element in such arrangements is analyzed and a portion of the total fee under the arrangement is allocated to the undelivered elements, primarily support agreements and training, using vendor specific objective evidence of fair value of the element, and the remaining portion of the total fee is allocated to the delivered elements (i.e., generally, hardware products and licensed software products), regardless of any separate prices stated within the contract for each element, under the residual method. Vendor specific objective evidence of fair value is based on the price customers pay when the element is sold separately. The separate sales of the

2. Summary of Significant Accounting Policies (Continued)

undelivered elements is reviewed on a semi-annual basis and, when appropriate, vendor-specific objective evidence of fair value for such elements is updated to ensure that it reflects recent pricing experience.

Uncollected Deferred Revenue

Because of NetScout's revenue recognition policies, there are circumstances for which the Company does not recognize revenue relating to sales transactions that have been billed, but the related account receivable has not been collected. While the receivable represents an enforceable obligation, for balance sheet presentation purposes, NetScout has not recognized the deferred revenue or the related account receivable and no amounts appear in the consolidated balance sheets for such transactions. The aggregate amount of unrecognized accounts receivable and deferred revenue was $1.2 million and $3.3 million at March 31, 2009 and 2008, respectively.

Concentration of Credit Risk and Significant Customers

Financial instruments, which include cash, cash equivalents, short-term marketable securities, accounts receivable and accounts payable are carried at their approximate fair values. Long-term marketable securities, which consist of auction rate securities, are stated at fair value based on discounted cash flow calculations. At March 31, 2009 and 2008, no one customer or channel partner accounted for more than 10% of the accounts receivable balance. No one direct customer or indirect channel partner accounted for more than 10% of total revenue during the fiscal years ended March 31, 2009, 2008 and 2007. Historically, the Company has not experienced any significant non-performance by its customers nor does the Company anticipate non-performance by its customers in the future; accordingly, the Company does not require collateral.

Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the first-in, first-out, or FIFO, method.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or anticipated useful life of the improvement. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

Assumptions Related to Purchase Accounting and the Valuation of Goodwill and Acquired Intangible Assets

NetScout accounts for acquisitions using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations", or SFAS 141. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer relationships and developed product technology, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include balances for planned integration liabilities as well as litigation and other contingency reserves established prior to or at the time of acquisition, and require judgment in ascertaining a reasonable value. Independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, but even those determinations would be based on significant estimates

2. Summary of Significant Accounting Policies (Continued)

provided by us, such as forecasted revenues or profits on contract-related intangibles. Many factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, research and development, sales and executive management. Significant changes in assumptions and estimates subsequent to completing the allocation of purchase price to the assets and liabilities acquired, as well as differences in actual results versus estimates, could result in material impacts to earnings.

In November 2007, NetScout recorded goodwill and acquired intangible assets using the purchase method in connection with the acquisition of Network General Central Corporation, or Network General (see Note 7 and 8). Acquired intangible assets from Network General mainly consist of customer relationships, developed product technology, and an indefinite lived tradename. NetScout amortizes acquired intangible assets over their estimated useful lives on a straight-line basis. NetScout considered the economic consumption method for amortizing acquired intangible assets and determined that the straight-line method was preferable given the amount of subjectivity involved in projecting the timing of cash flows related to the acquired intangibles.

NetScout assesses goodwill for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss will be recorded in an amount equal to that excess. At March 31, 2009, NetScout determined that there had been no impairment of goodwill.

The carrying value of acquired intangible assets is recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. NetScout's acquired intangible assets include developed product technology, customer relationships and an indefinite lived tradename resulting from the acquisition of Network General on November 1, 2007 (see Note 7 and Note 8). We amortize acquired intangible assets over their estimated useful lives on a straight-line basis, except for the acquired tradename which has an indefinite life and thus, is not amortized. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. The carrying value of the indefinite lived tradename is evaluated for potential impairment on an annual basis. At March 31, 2009 NetScout determined that there had been no impairment of acquired intangible assets or indefinite lived intangible assets. Significant judgment and estimates are made when estimating fair value and useful lives for acquired intangible assets.

Capitalized Software Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed") and capitalized thereafter until the related software products are available for first customer shipment.

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made.

Certain costs incurred in the procurement and development of an Enterprise Resource Planning, or ERP, system were capitalized in accordance with SOP No. 98-1 "Accounting for the Costs of Computer Software

2. Summary of Significant Accounting Policies (Continued)

Developed or Obtained for Internal Use". Preliminary project planning costs associated with the project were expensed as incurred. As of March 31, 2009, 2008 and 2007, capitalized software for the ERP system totaling $3.8 million, $3.8 million and $3.3 million, respectively, is included on the balance sheet within fixed assets, net. Amortization of internal use software began on August 1, 2007 and is being recorded on a straight-line basis over five years.

Share-based Compensation

Effective April 1, 2006, NetScout adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment", or SFAS 123R, using the modified prospective application transition method and, therefore, has not restated prior periods' results. Under this method compensation expense is recognized for all share-based payments granted after April 1, 2006 and those shares granted in prior periods but not yet vested as of April 1, 2006, in accordance with SFAS 123R. Under the fair value recognition provisions of SFAS 123R, share-based compensation is calculated net of an estimated forfeiture rate and compensation cost is only recognized for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Foreign Currency

Assets and liabilities of subsidiaries outside the U.S. are translated into U.S. dollars using exchange rates that are historical or in effect as of the balance sheet date in accordance with SFAS No. 52, "Foreign Currency Translation." The effects of these foreign currency translation adjustments are included in the consolidated statements of operations since foreign operations are an extension of the domestic operations. Revenue attributable to foreign locations is contracted primarily in U.S. dollars. Foreign subsidiary expense accounts are translated at the foreign exchange rate in effect at the time the transaction is recorded. As a result of the acquisition of Network General, NetScout acquired additional operations outside the United States. NetScout will experience currency exchange risk with respect to those foreign currency denominated revenues or expenses. A weakening of the dollar against the foreign currencies could positively affect future revenues and negatively affect future gross margins and operating margins, while strengthening of the dollar against foreign currencies could negatively affect future revenues and positively affect future gross margins and operating margins.

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was $366 thousand, $267 thousand and $86 thousand for the years ended March 31, 2009, 2008 and 2007, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) typically consists of unrealized gains and losses on marketable securities and restricted investments and foreign currency translation adjustments.

Income Taxes (Including Change in Accounting Principle)

NetScout accounts for its income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their

2. Summary of Significant Accounting Policies (Continued)

respective tax bases, as well as the effect of any net operating loss and tax credit carryforwards. Income tax expense (benefit) is comprised of the current tax liability or benefit and the change in deferred tax assets and liabilities. A valuation allowance is established to the extent that it is more likely than not that the deferred tax assets will not be realized.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. As used in FIN 48, the term "more likely than not" means that the likelihood of an occurrence is greater than 50%. The Company adopted FIN 48 as of April 1, 2007 as required; the impact of adopting FIN 48 was not material to the consolidated financial statements.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock from the assumed exercise of stock options assuming such potential shares are not antidilutive, repurchased shares of common stock and restricted stock units under the "treasury stock" method.

Recent Accounting Standards

In April 2009, the FASB issued FASB Staff Position, or FSP, No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased in Identifying Transactions That Are Not Orderly". FSP 157-4 provides guidance in determining fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly. This FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company is currently evaluating the impact, if any, of the adoption of FSP 157-4 on its financial position and results of operations.

In April 2009, the FASB issued FSP SFAS 115-2 and SFAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments." This guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than temporary impairments into two components: (1) the amount related to credit losses (recorded in earnings) and (2) all other amounts (recorded in other comprehensive income). This FSP is effective for the Company beginning in the first quarter of our fiscal year 2010. The Company is currently evaluating the impact, if any, of the adoption of this FSP on its financial position and results of operations.

2. Summary of Significant Accounting Policies (Continued)

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets". This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008 (fiscal year 2010 for the Company). Early adoption is prohibited. The Company is currently evaluating the impact, if any, of the adoption of FSP 142-3 on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," or SFAS 161. SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity's financial position, financial performance, and cash flows. Among other things, SFAS 161 requires disclosure of the fair values of derivative instruments and associated gains and losses in a tabular format. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 (fiscal year 2010 for the Company), with early application encouraged. SFAS 161 also encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its financial position and results of operations. The Company did not have any derivative instruments or hedging activities as of March 31, 2009.

On February 12, 2008, the FASB issued FSP No. 157-2, "Effective Date of FASB Statement No 157," which provides a one-year deferral of the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements at least annually. The Company adopted FSP 157-2 beginning April 1, 2008 and deferred the application of SFAS 157 to nonfinancial assets and liabilities until April 1, 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51", or SFAS 160. SFAS 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified in the consolidated statement of financial position within equity, but separate from the parent's equity. This standard also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations. SFAS 160 is effective for fiscal years beginning after December 15, 2008 (fiscal year 2010 for the Company). The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its financial position and results of operations. The Company did not have any minority interests as of March 31, 2009.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations", or SFAS 141R, which replaces SFAS 141. SFAS 141R requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141R also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 (fiscal year 2010 for the Company). The Company expects that the application of SFAS 141R to any future acquisitions will have a material impact on recording those acquisitions.

3. Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents and those investments with original maturities greater than three months to be marketable securities. Cash equivalents, short-term marketable securities and long-term marketable securities are stated at fair value. Cash and cash equivalents consisted of money market instruments and cash maintained with various financial institutions at March 31, 2009 and 2008.

The following is a summary of marketable securities held by NetScout at March 31, 2009 classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
Type of security (see Note 4):			
U.S. government and municipal obligations	$20,965	$ (7)	$20,958
Corporate bonds	4,397	(26)	4,371
Less: restricted investment	(1,209)	42	(1,167)
Total marketable securities	24,153	9	24,162
Auction rate securities	33,161	(3,633)	29,528
Total long-term marketable securities	33,161	(3,633)	29,528
Total marketable securities	$57,314	$(3,624)	$53,690

Maturity dates for short-term marketable securities held at March 31, 2009 range from April 2009 to March 2010. Maturity dates for long-term marketable securities held at March 31, 2009, which consist of auction rate securities, range from December 2032 to December 2039.

The following is a summary of marketable securities held by NetScout at March 31, 2008, classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
Type of security (see Note 4):			
U.S. government and municipal obligations	$11,532	$ 92	$11,624
Less: restricted investment	(1,150)	(9)	(1,159)
Total marketable securities	10,382	83	10,465
Auction rate securities	34,048	(284)	33,764
Total long-term marketable securities	34,048	(284)	33,764
Total marketable securities	$44,430	$(201)	$44,229

Maturity dates for short-term marketable securities held at March 31, 2008 range from June 2008 to December 2008. Maturity dates for long-term marketable securities held at March 31, 2008, which consist of auction rate securities, range from December 2032 to December 2039.

The Company's long-term marketable securities include investments in auction rate securities valued at $29.5 million at March 31, 2009, including accrued interest. Auction rate securities are publicly issued securities

3. Cash, Cash Equivalents and Marketable Securities (Continued)

with long-term maturities for which interest rates reset through a Dutch auction in short-term intervals, in the case of NetScout's securities every 35 days. This mechanism was structured to allow existing investors to rollover their holdings and continue to own their respective securities or to liquidate their holdings by selling at par value through the auction process. The Company invested in these securities as part of its cash management program. Historically, this auction process provided liquidity and supported a short-term classification of these securities on the consolidated balance sheet. Beginning in February 2008 and continuing through the date of this report, uncertainties in the credit markets have resulted in failed auctions and a lack of short-term liquidity for these securities, which has caused the Company to classify its auction rate securities within long-term marketable securities on the consolidated balance sheet. As of March 31, 2009, the Company's auction rate securities consisted of six positions issued by municipal agencies with a total par value of $33.0 million and a current estimated market value totaling $29.5 million. These auction rate securities have maturity dates ranging from December 2032 through December 2039. These investments range from AAA to A rated and are collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program, or FFELP, and by monoline insurance companies. The Company has the ability and intent to hold these securities until a recovery in the auction process or other liquidity event occurs. For further information on the Company's approach to valuing these securities refer to Note 4. During the quarter ended December 31, 2008, a partial call transaction was closed related to one of the auction rate securities positions. As a result of the call, NetScout received proceeds of $400 thousand, which represented a recovery of the full par value of a portion of this particular security.

Based on the Company's expected operating cash flows and the Company's other sources of cash, the Company does not expect the lack of liquidity in these investments to affect its ability to execute its current business plan.

4. Fair Value Measurements

In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements", or SFAS 157. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The Company adopted SFAS 157 as of April 1, 2008.

SFAS 157 clarifies the definition of fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes, in descending order, the inputs used in measuring fair value as follows:

Level I – Observable inputs such as quoted prices in active markets,

Level II – Inputs other than the quoted prices in active markets that are observable either directly or indirectly, and

Level III – Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain

4. Fair Value Measurements (Continued)

financial assets and liabilities at fair value, including its marketable securities. The Company's investment instruments, except for auction rate securities, are classified within Level I of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The Company's auction rate securities are classified as Level III on the fair value hierarchy due to the limited market data for pricing these securities.

The following table summarizes the valuation of the Company's financial assets by the above SFAS No. 157 categories as of March 31, 2009 (in thousands):

	Total Fair Value	Level I	Level II	Level III
Cash and cash equivalents	$ 82,222	$ 82,222	—	—
Corporate bonds	4,371	4,371	—	—
U.S. government and municipal obligations	20,958	20,958	—	—
Less: restricted investment	(1,167)	(1,167)	—	—
Auction rate securities	29,528	—	—	29,528
Total	$135,912	$106,384	$—	$29,528

At March 31, 2009, the Company valued its auction rate securities at their fair value using a discounted cash flow model. This model estimated future interest income using maximum rate formulas applicable to each of these securities which consider historical spreads for benchmark rates included in these formulas as well as rates for U.S. Treasuries. The model then discounts the estimated future interest income using a risk based discount rate that considers known U.S. Treasury yields as of March 31, 2009, historical spreads in comparison to U.S. Treasuries at the last date which the market was considered active for these securities, and a liquidity risk premium of 350 basis points. As these securities have retained investment grade credit ratings, the Company has not applied a credit spread to its discount rate. The valuation also includes assumptions as to when these securities will return to liquidity, of which the weighted average period is currently estimated at between 53 and 57 months depending on the security being valued. This valuation resulted in a cumulative temporary decline in value of approximately $2.2 million, net of tax, as of March 31, 2009 recorded within accumulated other comprehensive income (loss) on the balance sheet. This represents an incremental decline in value of approximately $2.0 million net of tax during the fiscal year ended March 31, 2009 resulting from a decline in market rates, an increase to the discount for illiquidity used in valuing these securities, and an increase in the estimated timing until a liquidity event. The Company has concluded that no other-than-temporary impairment has occurred because it believes that the declines in fair value that have occurred during fiscal year 2009 are due to general market conditions, these investments continue to be of high credit quality, and the Company has the intent and ability to hold these investments until the anticipated recovery in market value occurs. The Company will continue to analyze its auction rate securities each reporting period for impairment and it may be required to record an impairment charge in the consolidated statement of operations if the decline in fair value is determined to be other-than-temporary. The estimated fair value of the Company's auction rate securities could change significantly based on market and economic conditions, including: changes in market rates, the estimated timing until a liquidity event, or the discount factor associated with illiquidity and the credit ratings of its securities. There is no assurance as to when liquidity will return to this investment class, and therefore, the Company continues to monitor and evaluate these securities.

On October 10, 2008, the FASB issued FSP No. 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active". This FSP clarifies the application of SFAS 157 for markets that

4. Fair Value Measurements (Continued)

are dislocated and not active and illustrates key considerations for companies when determining the fair value of financial assets in such markets. The Company believes that the market for its auction rate securities is not active and, consequently, considered the principles of FSP 157-3 in its determination of fair value of such securities. Specifically, the Company completed an assessment of these securities by applying judgment and assumptions to its internal risk-adjusted cash flow models in order to derive the fair value of the auction rate securities presented as of March 31, 2009.

The following table sets forth a reconciliation of changes in the fair value of financial assets classified as Level III in the fair value hierarchy (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs Level III
Balance at April 1, 2008	$33,764
Total gains or (losses) (realized or unrealized)	
Change in accrued interest receivable	(487)
Unrealized losses included in accumulated other comprehensive income (loss)	(3,349)
Redemptions of securities	(400)
Balance at March 31, 2009	$29,528

5. Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the first-in, first-out, or FIFO, method. Inventories consist of the following (in thousands):

	March 31,	
	2009	2008
Raw materials	$4,138	$ 4,068
Work in process	249	216
Finished goods	2,463	7,799
	$6,850	$12,083

6. Fixed Assets

Fixed assets consist of the following (in thousands):

	Estimated Useful Life in Years	March 31,	
		2009	2008
Furniture and fixtures	3-7	$ 2,999	$ 2,559
Computer equipment and purchased software	3-5	37,231	35,150
Demonstration and spare part units	2	5,032	4,134
Leasehold improvements	4-12	4,807	4,057
		50,069	45,900
Less – accumulated depreciation		(36,221)	(29,171)
		$ 13,848	$ 16,729

Depreciation expense on fixed assets for the years ended March 31, 2009, 2008 and 2007 was $7.8 million, $5.7 million, and $3.0 million, respectively.

Certain costs incurred in the procurement and development of an Enterprise Resource Planning, or ERP, system were capitalized in accordance with SOP No. 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Preliminary project planning costs associated with the project were expensed as incurred, while software license, integration, testing and other direct costs associated with the application development phase were capitalized. As of March 31, 2009, capitalized software costs for the ERP system totaling $3.8 million are included on the consolidated balance sheet within fixed assets. Amortization of internal use software began on August 1, 2007 and is being recorded on a straight-line basis over five years. Amortization of internal use software was $768 thousand and $512 thousand for the fiscal years ended March 31, 2009 and 2008, respectively.

7. Acquisition

On November 1, 2007, the Company acquired Network General. The results of Network General's operations have been included in the consolidated financial statements since that date. The acquisition has enabled NetScout to offer customers best-of-breed early-warning capability, real-time and historical application flow analysis, and deep packet forensics. As a result, the combined company possesses the scale, technology, and resources required to address and meet the substantial operational challenges posed by virtualization, convergence, service-oriented architectures, high speed/high availability service requirements and highly distributed network-centric operations.

The aggregate purchase price was $212 million, including $53 million of cash, $100 million of NetScout's senior secured floating rate notes (see Note 10), six million shares of common stock valued at $56 million and $3 million of capitalized acquisition costs. The value of the common shares was determined for purchase accounting purposes based on the average market price of NetScout's common shares over the period commencing 2 days before and ending 2 days after the date the terms of the acquisition were agreed to and publicly announced. Capitalized acquisition costs consist of fees for legal, consulting and accounting services. The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations", or SFAS 141, and SFAS No. 142, "Goodwill and Other Intangible Assets", or SFAS 142. The purchase price allocation included a liability of $4.6 million associated with work force reductions in the

7. Acquisition (Continued)

acquired business. This liability includes severance and benefits for 47 employees, of which $4.1 million was paid through March 31, 2009. The following table summarizes the allocation of the purchase price (in thousands):

Total Consideration:	
Value of common stock issued	$ 56,100
Cash paid	52,631
Senior notes issued	100,000
Transaction costs	3,357
Total purchase consideration	$212,088
Allocation of the purchase consideration:	
Current assets, including cash and cash equivalents of $25,554	$ 58,802
Fixed assets	8,760
Deferred tax assets	34,790
Identifiable intangible assets	68,036
Other assets	1,957
Goodwill	91,617
Total assets acquired	263,962
Deferred revenue	(20,766)
Fair value of other liabilities assumed	(31,108)
Net assets acquired	$212,088

Goodwill was recognized for the excess purchase price over the fair value of the assets acquired. Goodwill is primarily attributable to the expected growth from newer product lines, increased market share and synergies related to the integration of Network General with the Company's *nGenius* Performance Management System. Goodwill from the Network General acquisition will be included within the Company's one reporting unit and will be included in the Company's enterprise-level annual review for impairment. Goodwill resulting from the acquisition of Network General is not deductible for tax purposes. In the year ended March 31, 2009, certain adjustments were made to goodwill to finalize the purchase accounting for the Network General acquisition. A decrease of $3.6 million was made to adjust deferred tax assets related to the acquisition. In addition, goodwill was reduced by a total of $48 thousand due to adjustments related to the opening balance sheet amounts of Network General's accounts receivables and accrued liabilities. The purchase price allocation is no longer preliminary.

The following table reflects the fair value of the acquired identifiable intangible assets (in thousands) and related estimates of useful lives:

	Fair Value	Useful Life (Years)
Developed product technology	$19,900	5
Customer relationships	29,200	15.5
Tradename	18,600	Indefinite
Net beneficial leases	336	4.2
Total	$68,036	

7. Acquisition (Continued)

The following unaudited pro forma information presents a summary of the historical combined statements of operations of the Company and Network General for the years ended March 31, 2008 and 2007, giving effect to the acquisition as if it occurred on April 1, 2007 and 2006, respectively (in thousands, except per share data):

	(Unaudited) Year Ended March 31,	
	2008	2007
Pro forma revenue	$251,879	$242,418
Pro forma net loss before cumulative effect of accounting change	(9,962)	(14,166)
Pro forma net loss	(9,962)	(14,096)
Pro forma loss per share:		
Basic	$ (0.13)	$ (0.48)
Diluted	$ (0.13)	$ (0.48)
Pro forma shares outstanding:		
Basic	38,421	37,713
Diluted	38,421	37,713

The pro forma net loss and net loss per share for each period presented primarily includes adjustments for amortization of intangible assets, interest income and interest expense. This pro forma information does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date, or which may be realized in the future.

8. Goodwill & Acquired Intangible Assets

Goodwill

The carrying amount of goodwill was $128.2 million and $131.8 million as of March 31, 2009 and 2008, respectively. The Company's goodwill resulted from the acquisition of Network General in November 2007 (see Note 7), the acquisition of substantially all of the assets of Quantiva, Inc. in April 2005 and the acquisition of NextPoint Networks, Inc. in July 2000. In accordance with SFAS No. 142, goodwill is not amortized, but instead is reviewed for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If an indication of goodwill impairment arises, the Company tests for impairment at the reporting unit level using a two-step, fair-value based approach. The first step determines the fair value of the reporting unit and compares it to the reporting unit's carrying value. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to its tangible and intangible assets and liabilities, deriving an implied fair value for the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in income equal to that excess.

8. Goodwill & Acquired Intangible Assets (Continued)

The change in the carrying amount of goodwill for the fiscal years ended March 31, 2009 and 2008 is as follows (in thousands):

Balance as of March 31, 2007	$ 36,561
Goodwill related to the acquisition of Network General	95,241
Balance as of March 31, 2008	131,802
Purchase price allocation adjustment (see Note 7)	(3,625)
Balance as of March 31, 2009	$128,177

Acquired Intangible Assets

The net carrying amounts of acquired intangible assets were $59.6 million and $65.6 million as of March 31, 2009 and 2008, respectively. Intangible assets acquired in a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives on a straight-line basis, except for the acquired tradename which has an indefinite life and thus, is not amortized. The carrying value of the indefinite lived tradename is evaluated for potential impairment on an annual basis or more frequently if events or changes in circumstances indicate that the asset might be impaired. For the fiscal years ended March 31, 2009 and 2008, it was determined that there was no impairment.

Acquired intangible assets consist of the following as of March 31, 2009 (in thousands):

	Cost	Accumulated Amortization	Net
Developed product technology	$19,900	$5,638	$14,262
Customer relationships	29,200	2,669	26,531
Indefinite lived tradename	18,600	—	18,600
Net beneficial leases	336	119	217
Software	1,255	1,255	—
	$69,291	$9,681	$59,610

Acquired intangible assets consist of the following as of March 31, 2008 (in thousands):

	Cost	Accumulated Amortization	Net
Developed product technology	$19,900	$1,658	$18,242
Customer relationships	29,200	785	28,415
Indefinite lived tradename	18,600	—	18,600
Net beneficial leases	336	41	295
Non-compete agreements	310	310	—
Software	1,255	1,238	17
	$69,601	$4,032	$65,569

8. Goodwill & Acquired Intangible Assets (Continued)

Amortization of developed product technology and acquired software included as cost of product revenue was $4.0 million, $2.1 million and $418 thousand for the fiscal years ended March 31, 2009, 2008 and 2007. Amortization of other acquired intangible assets included as operating expense was $2.0 million, $832 thousand and $155 thousand for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

The following is the expected future amortization expense for the years ended March 31 (in thousands):

2010	$ 5,941
2011	5,941
2012	5,926
2013	4,206
2014	1,884
Thereafter	17,112
Total	$41,010

The weighted average useful life of acquired intangible assets is 11 years.

9. Capitalized Software Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by SFAS 86) and capitalized thereafter until the related software products are available for first customer shipment. During the fiscal year ended March 31, 2006, the Company met technological feasibility for its *nGenius* Analytics product. As of March 31, 2009 and 2008, respectively, capitalized software development costs for the *nGenius* Analytics product totaled $327 thousand. Beginning in April 2006, the *nGenius* Analytics product was available for sale and the Company commenced amortization on a straight-line basis over a two-year period. Amortization of capitalized software development costs for the Company's *nGenius* Analytics product totaled $6 thousand, $164 thousand and $157 thousand for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. No costs were capitalized related to other research and development projects during fiscal years ended March 31, 2009, 2008 and 2007 since the amounts subject to capitalization under SFAS 86 were not material.

10. Long-term Debt

In December 2007, the Company entered into a credit facility with a syndicate of lenders led by KeyBank National Association, or KeyBank, providing a term loan of $100 million and a $10 million revolving credit facility, or the Credit Facility, pursuant to a Credit Agreement, dated as of December 21, 2007, by and among the Company, KeyBank and the other parties thereto, or the Credit Agreement. The proceeds of the $100 million term loan were used to redeem all of the Company's outstanding senior secured floating rate notes issued in connection with the acquisition of Network General (see Note 7). The $10 million revolving credit facility replaced a previous $5 million revolving credit facility with Silicon Valley Bank. No amounts were outstanding under the revolving credit facility as of March 31, 2009.

At the Company's election, revolving loans and the term loan under the Credit Agreement bear interest at either (1) a rate per annum equal to the greater of KeyBank's prime rate or 0.5% in excess of the federal funds effective rate, or the Alternative Base Rate, or (2) the one-, two-, three-, or six-month per annum LIBOR, as

10. Long-term Debt (Continued)

selected by the Company, multiplied by the statutory reserve adjustment, collectively the Eurodollar Rate, in each case plus an applicable margin. From December 21, 2007 until February 29, 2008, the applicable margin for Alternative Base Rate loans was 175 basis points and 300 basis points for Eurodollar Rate loans. For the period December 21, 2007 through February 29, 2008, the term loan incurred interest at 7.75%. Commencing with the delivery of the Company's financial statements for the quarter ended December 31, 2007, the applicable margin began to vary depending on the Company's consolidated leverage ratio ranging from 175 basis points for Alternative Base Rate loans and 300 basis points for Eurodollar Rate loans if the Company's consolidated leverage ratio is 2.50 to 1.00 or higher, down to 75 basis points for Alternative Base Rate loans and 200 basis points for Eurodollar Rate loans if the Company's consolidated leverage ratio is 1.00 to 1.00 or less. The consolidated leverage ratio is the ratio of funded indebtedness to adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA. At March 31, 2008, the term loan incurred interest at 7.50%. As of March 31, 2009, the applicable interest rate on the term loan was 4.375%, and the Company expects this to be the rate in effect until June 30, 2009. While outstanding, the Company's senior secured floating rate notes incurred interest at 9.91%.

Payments of principal on the term loan commenced on March 31, 2008, and will be made in regular quarterly installments. As of March 31, 2009, the aggregate annual repayment amounts are as follows for the years ended March 31 (in thousands):

2010	$10,000
2011	11,250
2012	15,000
2013	56,250
Total	$92,500

The Credit Agreement contains financial covenants that stipulate a maximum leverage ratio of 3.00 to 1.00 and a minimum fixed-charge coverage ratio of 1.25 to 1.00. As of March 31, 2009, the Company was in compliance with all covenants. Substantially all of the Company's assets serve as collateral under the Credit Agreement. Subject to certain exceptions, the Credit Agreement contains provisions for mandatory prepayments including from (a) 100% of the net proceeds from asset sales by the Company and its subsidiaries in excess of established thresholds, (b) 100% of the net proceeds from the issuance of debt, (c) subject to the Company's leverage ratio, either 25% or 50% of the annual excess cash flow of the Company and its subsidiaries commencing as of March 31, 2009, (d) 50% of the net proceeds from the issuance of equity by the Company and its subsidiaries and (e) 100% of the net proceeds from insurance recovery and condemnation events of the Company and its subsidiaries. For the fiscal years ended March 31, 2009 and 2008, there was no excess cash flow as calculated under the annual excess cash flow provision of the Credit Agreement. The Company may also prepay loans under the Credit Agreement, including the term loan, at any time, without penalty, subject to certain notice requirements.

The Company capitalized $1.0 million of debt issuance costs associated with the origination of the Credit Facility, which are being amortized over the life of the term loan. The unamortized balance of $705 thousand as of March 31, 2009 is included in other assets in the Company's consolidated balance sheet.

11. Net Income (Loss) Per Share

Calculations of the basic and diluted net income (loss) per share and potential common shares are as follows (in thousands, except share and per share data):

	Year ended March 31,		
	2009	2008	2007
Basic:			
Net income (loss)	$ 20,048	$ (2,088)	$ 7,737
Weighted average common shares outstanding	39,351,294	34,912,980	31,713,004
Basic net income (loss) per share	$ 0.51	$ (0.06)	$ 0.24
Diluted:			
Net income (loss)	$ 20,048	$ (2,088)	$ 7,737
Weighted average common shares outstanding	39,351,294	34,912,980	31,713,004
Weighted average stock options	1,026,331	—	1,115,543
Weighted average restricted stock units	547,711	—	220,970
Diluted weighted average shares	40,925,336	34,912,980	33,049,517
Diluted net income (loss) per share	$ 0.49	$ (0.06)	$ 0.23

The following table sets forth common stock and restricted stock units excluded from the calculation of diluted net income (loss) per share, since their inclusion would be antidilutive:

	Year ended March 31,		
	2009	2008	2007
Stock options	223,719	1,456,476	560,813
Restricted stock units	30,903	199,747	1,887

12. Treasury Stock

On September 17, 2001, the Company announced an open market stock repurchase program to purchase up to one million shares of outstanding Company common stock, subject to market conditions and other factors. Any purchases under the Company's stock repurchase program may be made from time to time without prior notice. On July 26, 2006, the Company announced that it had expanded the existing open market stock repurchase program to enable the Company to purchase up to an additional three million shares of the Company's outstanding common stock, bringing the total number of shares authorized for repurchase to four million shares. Through March 31, 2009, the Company had repurchased a total of 486,794 shares of common stock. The Company did not repurchase any shares during the fiscal years ended March 31, 2009 and 2008, respectively.

13. Stock Plans

1999 Stock Option and Incentive Plan

In April 1999, NetScout adopted the 1999 Stock Option and Incentive Plan, or the 1999 Stock Option Plan. The 1999 Stock Option Plan, which was replaced by the 2007 Equity Incentive Plan effective September 12, 2007, provided for the grant of share-based awards to employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, NetScout could grant options that were intended to qualify as incentive stock

13. Stock Plans (Continued)

options, options not intended to qualify as incentive stock options, restricted stock and other share-based awards. Incentive stock options could be granted only to employees of NetScout. The 1999 Stock Option Plan was administered by the Compensation Committee and the Equity Compensation Committee which the Board of Directors established for administrative convenience further described below. The 1999 Stock Option Plan permits the granting of restricted stock and restricted stock units, collectively referred to as "equity-based awards." Equity-based award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as a cost of revenue or an operating expense over the corresponding vesting period. A total of 9,500,000 shares of common stock were reserved for issuance under the 1999 Stock Option Plan. As of March 31, 2009, options to purchase an aggregate of 1,873,411 shares of common stock at a weighted average exercise price of $6.91 per share were outstanding under the 1999 Stock Option Plan. No additional grants can be made under the 1999 Stock Option Plan.

1997 and 2000 Incentive Plans

In July 2000, NetScout assumed the 1997 Stock Incentive Plan and 2000 Stock Incentive Plan of NextPoint Networks, Inc., or Nextpoint, and all outstanding options which had been issued pursuant to each plan as part of the acquisition of NextPoint. Options to purchase shares of NextPoint common stock were converted into options to purchase shares of NetScout common stock. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only 50% of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period. As of March 31, 2009, options to purchase an aggregate of 14,962 shares of common stock at a weighted average exercise price of $3.78 per share were outstanding under the 1997 Stock Incentive Plan. As of March 31, 2009, options to purchase an aggregate of 4,558 shares of common stock at a weighted average exercise price of $8.83 per share were outstanding under the 2000 Stock Incentive Plan. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

2007 Equity Incentive Plan

In September 2007, the 2007 Equity Incentive Plan, or the 2007 Plan, replaced the 1999 Stock Option Plan. The 2007 Plan permits the granting of stock options, restricted stock and restricted stock units, collectively referred to as "share-based awards." Periodically, the Company grants share-based awards to employees and officers of the Company and its subsidiaries. The Company accounts for these share-based awards in accordance with SFAS No. 123R, "Share-Based Payment", or SFAS 123R, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. Share-based award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as a cost of revenue or an operating expense over the corresponding vesting period. A total of 5,000,000 equity awards are reserved for issuance under the 2007 Plan. As of March 31, 2009, an aggregate of 1,552,154 equity awards were outstanding under the 2007 Plan.

The 2007 Plan is administered by the Compensation Committee. For administrative convenience, the Board of Directors established the Equity Compensation Committee, which was responsible until April 29, 2009 for

13. Stock Plans (Continued)

granting share-based awards to employees and consultants of the Company who are not directors or executive officers of the Company. The Equity Compensation Committee operated under guidelines established by the Board of Directors. The Equity Compensation Committee had the authority to select the employees and consultants to whom awards are granted (except for directors and executive officers) and determine the terms of each award, including the number of shares of common stock subject to the award. On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Share-based awards generally vest over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout).

Transactions under the 1990 and 1999 Stock Option Plans, the 1997 and 2000 Stock Incentive Plans and the 2007 Equity Incentive Plan during the fiscal years ended March 31, 2007, 2008 and 2009 are summarized as follows:

	Stock Options		Restricted Stock Units	
	Number of Shares	Weighted Average Exercise Price	Number of Awards	Weighted Average Fair Value
Outstanding-March 31, 2006	4,189,844	$ 6.08	842,528	$ 6.05
Granted	—	—	98,106	7.76
Exercised (Options)/Issued (RSU's)	(833,069)	4.65	(260,764)	5.68
Canceled	(82,486)	12.55	(62,246)	6.63
Outstanding-March 31, 2007	3,274,289	6.28	617,624	6.42
Granted	—	—	1,981,647	9.51
Exercised (Options)/Issued (RSU's)	(532,211)	5.14	(256,739)	5.97
Canceled	(26,117)	7.70	(55,516)	7.96
Outstanding-March 31, 2008	2,715,961	6.49	2,287,016	9.11
Granted	—	—	263,102	11.65
Exercised (Options)/Issued (RSU's)	(819,580)	5.58	(621,445)	8.84
Canceled	(3,450)	6.22	(172,648)	9.22
Outstanding-March 31, 2009	1,892,931	$ 6.89	1,756,025	$ 9.58

13. Stock Plans (Continued)

The following table summarizes information about options outstanding and exercisable at March 31, 2009:

Range of Exercise Prices	Weighted Average Remaining Contractual Life in Years	Outstanding Number Of Shares	Outstanding Weighted Average Exercise Price	Exercisable Number Of Shares	Exercisable Weighted Average Exercise Price
$2.28 to 4.20	4.4	57,931	$ 3.94	52,545	$ 3.93
$4.22 to 6.25	2.0	1,150,073	$ 4.59	1,149,479	$ 4.59
$6.29 to 7.80	5.1	83,550	$ 6.82	82,643	$ 6.82
$7.85 to 11.25	4.1	380,858	$ 8.19	380,858	$ 8.19
$13.44 to 15.13	1.3	152,531	$14.27	152,531	$14.27
$17.00 to 28.94	1.2	68,188	$24.53	68,188	$24.53
	2.6	1,893,131	$ 6.89	1,886,244	$ 6.90

As of March 31, 2009, there were 2,988,539 shares of common stock available for grant under the 2007 Plan.

The aggregate intrinsic values of stock options and restricted stock units as of March 31, 2009 and 2008 were as follows (in thousands):

	March 31, 2009	March 31, 2008
Options:		
Outstanding(1)	$ 3,177	$ 9,450
Exercisable(1)	$ 3,158	$ 9,242
Restricted Stock Units(2)	$12,573	$21,282

(1) The aggregate intrinsic values in this table were calculated based on the positive difference between the closing market value of the Company's common stock on March 31, 2009 ($7.16) and 2008 ($9.30) and the exercise price of the underlying options.

(2) The aggregate intrinsic values in this table were calculated based on the closing market value of the Company's common stock on March 31, 2009 ($7.16) and 2008 ($9.30) for the underlying restricted stock units.

As of March 31, 2009, the total unrecognized compensation cost related to stock options was $3 thousand, which is expected to be recognized over a weighted-average period of less than one month.

As of March 31, 2009, the total unrecognized compensation cost related to restricted stock unit awards was $12.1 million, which is expected to be amortized over a weighted-average period of 2.4 years.

14. Retirement Plan

In 1996, NetScout established a 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, pursuant to which NetScout matches 25% of the employee's contribution up to 6% of the employee's salary. In January 2001, the plan was amended to increase the NetScout match to 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $1.7 million, $1.4 million and $956 thousand to the plans for the years ended March 31, 2009, 2008 and 2007, respectively.

15. Income Taxes

Income (loss) before income tax expense (benefit) consisted of the following:

	Year ended March 31,		
	2009	2008	2007
Domestic	$28,284	$(9,345)	$10,639
Foreign	2,757	2,796	738
	$31,041	$(6,549)	$11,377

The components of the income tax expense (benefit) are as follows:

	Year ended March 31,		
	2009	2008	2007
Current income tax expense (benefit):			
Federal	$ 369	$(3,695)	$3,609
State	232	72	344
Foreign	1,101	561	168
	1,702	(3,062)	4,121
Deferred income tax expense (benefit):			
Federal	8,606	(765)	(363)
State	685	(634)	(118)
	9,291	(1,399)	(481)
	$10,993	$(4,461)	$3,640

The income tax expense (benefit) computed using the federal statutory income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Year ended March 31,		
	2009	2008	2007
Statutory U.S. federal tax rate	35.0%	(35.0)%	35.0%
State taxes, net of federal tax effect	3.1	(5.1)	1.4
Share-based compensation expense	—	0.8	0.4
Tax-exempt interest	(1.3)	(14.2)	(3.3)
Research and development tax credits	(3.4)	(10.0)	(0.3)
Tax rate differential of foreign operations	(0.4)	(6.4)	(0.8)
Meals and entertainment	1.2	3.0	1.0
Other	1.2	(1.2)	(1.4)
	35.4%	(68.1)%	32.0%

15. Income Taxes (Continued)

Deferred tax assets and liabilities are recognized based on the anticipated future tax consequences, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established if, based on management's review of both positive and negative evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized. A valuation allowance has been established for certain federal foreign tax credits related to the Network General acquisition, which the Company believes do not meet the "more likely than not" criteria established under SFAS 109, "Accounting for Income Taxes". If it is later determined the Company is able to use all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets through a charge to income tax expense in the period such determination is made. Deferred income taxes were not provided on approximately $8.1 million of undistributed earnings of certain foreign subsidiaries as of March 31, 2009 because such undistributed foreign earnings are to be indefinitely reinvested outside of the United States. As of March 31, 2009, the Company has deemed it to be impracticable to determine the amount of any taxes payable if these amounts were to be repatriated to the United States.

At March 31, 2009, the Company had United States federal net operating loss carryforwards of $65.5 million, of which $3.4 million relates to tax deductions from share-based payments and is tracked separately and not included in the Company's deferred tax asset in accordance with SFAS 123R. The tax benefit associated with the share-based payments will be credited to equity if realized. At March 31, 2009, the Company had state net operating loss carryforwards of $87.6 million. At March 31, 2009, the Company had federal and state research and development tax carryforwards of $3.3 million. The net operating loss and credit carryforwards will expire at various dates beginning in 2023 and extending through 2027, if not utilized. Utilization of the net operating losses and credits are subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state tax provisions.

15. Income Taxes (Continued)

The components of net deferred tax assets are as follows:

	Year ended March 31,	
	2009	2008
Assets:		
Accrued expenses	$ 3,342	$ 7,135
Depreciation	421	432
Deferred revenue	2,940	—
Reserves	613	1,234
Intangible assets	—	2,533
Net operating loss carryforwards	26,155	31,471
Tax credit carryforwards	4,180	2,004
Share-based compensation	81	258
Auction rate securities temporary impairment	1,394	—
Other	130	200
	39,256	45,267
Liabilities:		
Deferred revenue	—	(819)
Intangible assets	(1,270)	—
Valuation allowance	(249)	(3,505)
	$37,737	$40,943

The Company files U.S. federal tax returns and files returns in various states, local and foreign jurisdictions. With respect to the U.S. federal and primary state jurisdictions, the Company is no longer subject to examinations by tax authorities for tax years before 2005, although carryforward attributes that were generated prior to 2005 may still be adjusted upon examination if they either have been or will be used in a future period. The Company also receives inquiries from various tax jurisdictions during the year, and some of those inquiries may include an audit of the tax return previously filed.

Effective April 1, 2007, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes". The implementation of FIN 48 did not have a material impact on our consolidated financial position or results of operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the fiscal years ended March 31, 2009 and 2008 is as follows (in thousands):

	Year ended March 31,	
	2009	2008
Balance at April 1,	$135	$—
Additions based on tax positions related to the current year	53	—
Additions for tax positions of prior years	126	135
Reductions for tax positions of prior years	—	—
Settlements	—	—
Balance at March 31,	$314	$135

15. Income Taxes (Continued)

The Company's policy to include interest and penalties, related to unrecognized tax benefits, as a component of interest expense on the condensed consolidated statements of operations did not change as a result of implementing FIN 48. There was no accrued interest or penalties as of March 31, 2009.

Significant accounting judgments and estimates are made when determining whether it is more likely than not that our deferred income tax assets will be realized and, accordingly, do not require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and our financial results could be materially and adversely impacted in the future. If the Company determines that it will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be charged to income tax expense in the period such determination is made.

16. Commitments and Contingencies

Leases

NetScout leases office space under non-cancelable operating leases. Total rent expense under the leases was $6.8 million, $5.2 million and $3.8 million for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

As of March 31, 2009, future non-cancelable minimum lease commitments (including copiers and automobiles) are as follows:

Year ending March 31,	
2010	$ 5,960
2011	4,918
2012	4,630
2013	3,336
2014	1,373
Remaining years	—
Total minimum lease payments	$20,217

Contingencies

On December 14, 2006, the Company was sued for patent infringement by Diagnostic Systems Corporation, or DSC, in the United States District Court for the Central District of California, along with several other co-defendants. In its Complaint, DSC requested injunctive relief, unspecified damages, expenses, and reasonable attorneys' fees. Specifically, DSC alleged that the Company infringed United States Letters Patent Nos. 5,701,400, and 5,537,590. The Company's Answer to DSC's Complaint denied the allegations of patent infringement and asserted counterclaims seeking a judgment that it did not infringe and that the patents were invalid. On June 17, 2008, the Company amended its defenses and counterclaims alleging that the patents were also unenforceable due to inequitable conduct as a result of the patent holder's committing fraud on the Patent Office in connection with the prosecution of the patents' applications. DSC added additional co-defendants over the course of the proceedings. On August 12, 2008, the Court granted our motion to compel DSC to produce hundreds of documents that the Court ruled DSC had improperly withheld on grounds of attorney-client privilege. The Company's motion was successful because the Court agreed with our position that, among other things, hundreds of documents DSC was seeking to protect were not privileged simply because in-house counsel

16. Commitments and Contingencies (Continued)

was engaged in DSC's business operations. DSC appealed the order to the United States Court of Appeals for the Federal Circuit. The Court of Appeals upheld the lower court's decision granting the Company's motion to compel and requiring DSC to disclose the documents requested during discovery. The Company believes the plaintiff's claims have no merit. However, in the interests of eliminating these ongoing litigation costs, on February 9, 2009, the parties entered into a definitive settlement agreement and filed a Stipulation of Dismissal with the Court. On February 11, 2009, the Court issued its order dismissing the case. No ongoing royalty payments are required. The Company believes the settlement amount and all previously accrued amounts are immaterial to the ongoing operations and financial condition of the Company.

On November 14, 2008, certain former shareholders of Fidelia Technology, Inc., or Fidelia, filed a one count amended complaint for fraud in the Superior Court of California, San Francisco County, against Network General and certain officers and directors of Network General relating to the consideration received by the shareholders in the merger between Fidelia and Network General in January 2006. As discussed in Note 7, the Company acquired Network General in November 2007. The complaint alleges, among other things, that the defendants made material misrepresentations or omissions to the plaintiff shareholders regarding the value of the shares of Network General's common stock that had been issued to them in connection with the Fidelia acquisition. The plaintiffs are seeking damages, alleged to be in the range of $6.2 million to $9.2 million. The plaintiffs had previously filed substantially similar complaints in the Superior Court of New Jersey that was dismissed on May 30, 2008 and then in the Superior Court of California, San Francisco County that was dismissed on October 23, 2008. On January 5, 2009, the defendants moved to dismiss the current complaint in its entirety on several grounds. The plaintiffs opposed that motion and, following a hearing, on February 18, 2009, the Court dismissed the amended complaint against certain of the former officers and directors of Network General. On March 13, 2009, Network General and its former president, the only remaining defendants, answered the amended complaint and denied plaintiffs' allegations. Discovery in this action has begun. The Company believes the plaintiffs' claims have no merit and will defend the lawsuit vigorously.

17. Segment and Geographic Information

The Company reports revenues and income under one reportable industry segment. The Company's management assesses operating results on an aggregate basis to make decisions about the allocation of resources.

The Company manages its business in the following geographic areas: United States, Other Americas (including Canada, Mexico and Latin America), EMEA (including Europe, the Middle East, and Africa) and Asia Pacific (including Australia, China, Hong Kong, Japan, Korea, Malaysia, Philippines, Singapore and Taiwan).

Total revenue by geography is as follows (in thousands):

	Year ended March 31,		
	2009	2008	2007
United States	$199,737	$123,321	$ 78,076
Other Americas	17,276	7,354	5,595
EMEA	37,618	27,188	11,689
Asia Pacific	12,973	11,093	7,112
	$267,604	$168,956	$102,472

17. Segment and Geographic Information (Continued)

The United States revenue includes sales to resellers in the United States. These resellers fulfill customer orders based upon joint selling efforts in conjunction with the Company's direct sales force and may subsequently ship the Company's products to international locations. The Company reports these shipments as United States revenue since the Company ships the products to a United States location. Revenue attributable to locations outside of the United States is a result of export sales. Substantially all of the Company's identifiable assets are located in the United States.

18. Quarterly Results of Operations – Unaudited

The following table sets forth certain unaudited quarterly results of operations of NetScout for the fiscal years ended March 31, 2009 and 2008. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended							
	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007
Revenue	$66,086	$72,050	$68,861	$60,607	$ 57,691	$ 53,741	$29,612	$27,912
Gross profit	$50,656	$56,024	$51,515	$45,269	$ 39,152	$ 38,058	$22,909	$21,773
Net income (loss)	$ 5,674	$ 7,935	$ 4,942	$ 1,497	($ 4,913)	($ 3,106)	$ 3,251	$ 2,680
Diluted net income (loss) per share	$ 0.14	$ 0.20	$ 0.12	$ 0.04	($ 0.13)	($ 0.09)	$ 0.10	$ 0.08

NetScout Systems, Inc.
Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions (Deductions) Resulting in Charges (Benefits) to Operations	Additions Resulting in Charges to Other Accounts	Deductions due to Write-Offs	Balance at End of Year
			(in thousands)		
Year ended March 31, 2007					
Allowance for doubtful accounts	$ 44	$ (16)	$ —	$ (19)	$ 9
Year ended March 31, 2008					
Allowance for doubtful accounts	$ 9	$ 77	$ —	$ —	$ 86
Deferred tax asset valuation allowance	$ —	$—	$ 3,505(1)	$ —	$3,505
Year ended March 31, 2009					
Allowance for doubtful accounts	$ 86	$608	$ —	$(122)	$ 572
Deferred tax asset valuation allowance	$3,505	$—	$(3,256)(2)	$ —	$ 249

(1) Recorded in connection with the acquisition of Network General.

(2) Adjustment recorded to goodwill.

CORPORATE INFORMATION

Board of Directors

Anil K. Singhal
Chairman of the Board, President and Chief Executive Officer
NetScout Systems, Inc.

Victor A. DeMarines
President and Chief Executive Officer (Retired)
MITRE Corporation

John R. Egan
Managing Partner
Egan-Managed Capital, L.P.

Joseph G. Hadzima, Jr.
Managing Director
Main Street Partners, LLC

Stuart M. McGuigan
Senior Vice President and Chief Information Officer
CVS Caremark Corporation

Vincent J. Mullarkey
Chief Financial Officer and Senior Vice President, Finance (Retired)
Digital Equipment Corporation

Stephen G. Pearse
Principal
Yucatan Rock, Inc. and Common Angels

Executive Officers

Anil K. Singhal
Founder, Chairman of the Board, President and Chief Executive Officer

Michael Szabados
Chief Operating Officer

David P. Sommers
Senior Vice President, General Operations and Chief Financial Officer

John W. Downing
Senior Vice President, Worldwide Sales Operations

Jeffrey R. Wakely
Vice President, Finance and Chief Accounting Officer

Corporate Headquarters

310 Littleton Road
Westford, MA 01886
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com

Form 10-K

Stockholders may obtain copies of the exhibits to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission at the SEC's Web site www.sec.gov or by contacting NetScout Investor Relations or by visiting our Web site: www.netscout.com/investors

Investor Relations

NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
Email: IR@netscout.com

Annual Meeting

The Annual Meeting of Stockholders of the Company will be held on Wednesday, September 9, 2009

Legal Counsel

Cooley Godward Kronish LLP
Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
Stockholder Inquiries:
Telephone (877) 239-1247
www.melloninvestor.com

Common Stock

Common stock of NetScout Systems, Inc. is traded on the Nasdaq Global Select Market under the symbol "NTCT."

NTCT
NASDAQ
GLOBAL SELECT



Corporate Headquarters

310 Littleton Road
Westford, MA 01886
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com